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03007984

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME T Online Int'l

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 16 2003
THOMSON FINANCIAL

FILE NO. 82- 5725

FISCAL YEAR 12-31-02

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: dlw

DATE : 4/10/03

82-5125

On my side.
The 2002 financial year.



AR/S
12-31-02

03 APR -6 AM 7:21



T · · Online ·

Consolidated statement of income.

	2002 Thousands of €	2001 Thousands of €
Net revenues	1,583,884	**1,139,882**
Other operating income	76,265	20,007
Goods and services purchased	(810,884)	(686,399)
Personnel costs	(146,377)	(137,937)
Depreciation and amortization of intangible assets and of property, plant and equipment	(434,514)	(414,526)
Other operating expenses	(599,349)	(524,890)
Financial expense, net	(136,658)	(217,289)
Results from ordinary business activities	(467,633)	**(821,152)**
Extraordinary expenses	0	0
Taxes	2,239	17,039
Loss after taxes	(465,394)	**(804,113)**
Loss applicable to minority shareholders	6,062	7,266
Group net loss	(459,332)	**(796,847)**
Loss per share in €	(0.38)	**(0.65)**
EBITDA	103,539	**(189,337)**

Our business model.


CPM &
sponsoring
Licenses &
commission
Hosting/DRM/
Billing
T - - Online - - -
Pay-per-use
subscriptions
Access charges
Revenues
Placement fees &
commission

Patterm of share ownership.

Pattern of share ownership, December 2002



Free float 22.41 %	274,225,173 shares
Deutsche Telekom 71.90 %	880,000,000 shares
Lagardère 5.69 %	69,633,116 shares
	Total 1,223,858,289 shares

T-Online* at a glance.

Increasing net revenues.



Revenue trends in millions of €
Jan. 1–Dec. 31, 2001
Jan. 1–Dec. 31, 2002
Increase (%)
Access
947.2
1,244.7
+31.4%
Non-Access
192.7
339.2
+76.0%
Total
1,139.9
1,583.9
+39.0%
0
300
600
900
1,200
1,500

Group EBITDA.



Millions of €
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
-80
-90
-66.4
-56.9
-34.8
-31.2
-14.0
28.8*
35.6
53.2
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002

*Q2 2002 figure includes proceeds from the sale of T-Motion totaling € 27.3 million.

Number of employees.



Number of employees at year end
3,000
2,500
2,000
1,500
1,000
500
0
601
949
2,694
2,693
2,586
Year
1998
1999
2000
2001
2002

*The terms "T-Online", "T-Online International" and "company" when used in this annual report always refer to T-Online International AG unless the context shows otherwise.

Canale Grande.
As seen from the best seats.



T-Online is transforming itself from an access provider into an Internet media network. Our program coverage brings viewers the latest movie highlights, Champions League soccer or advice on personal finances, right there in their living rooms. T-Online stands for media programming on and at everybody's side.

T-Online offers customers a rich variety of attractive new realms of experience thanks to a unique combination of premium quality, outstanding technology, top-grade convenience and super-fast access. This is another new era in broadband and multimedia communications.

Our visual concept takes a peek into the homes of people young and old, from the conventionally-minded to forward-thinkers, and brings to life the stars and starlets on our portals.




Served at your bedside.

The T-Online year 2002 at a glance.

2002 Shareholders' Meeting.



T-Online International AG's second Ordinary Shareholders' Meeting is held in the Köln Arena, Cologne at the end of May. The Board of Management reports on its successes in remodeling T-Online into an Internet media network. Revenues climbing to over EUR 1.1 billion in 2001 coupled with increasing customer numbers and the expansion of non-access business confirm the new corporate strategy.

Early summer highlight: The soccer World Cup.



Infos auf einen Blick
gegen wen spielt

T-Online is official Internet partner of the German soccer league, DFB, for the 2002 World Cup. The special online coverage featuring star interviews, live tickers, chats and up-to-the-minute reports goes down a storm with users. On June 11 alone, the day of the Germany v. Cameroon game, the T-Online Sport portal attracts over 12 million page impressions.

"ich helfe dir" charity campaign for flood victims.

The August floods in eastern Germany shock the general public, kicking off a wave of solidarity throughout the country. Even in the first month of the "ich helfe dir" (I'll help you) campaign sponsored jointly by ZDF television, T-Online and Scholz & Friends, more than 10,000 gifts in kind are handed over.



ICH HELFE DIR

A new partner for our Internet media network.



At a press conference in November, media magnate Hubert Burda and Thomas Holtrop announce a new building block in the Internet media network. In time for the "Bambi" movie awards, "bunte.t-online.de" and T-Online's new People Channel are all wired up.

Half-year press conference: Consolidation continuing.

At the end of August, CEO Thomas Holtrop can already announce at the half-year press conference that the Group has passed the EBITDA breakeven-point, a quarter earlier than anticipated.



The future of the Internet is here: T-Online Vision.



March sees the launch of the new T-Online Vision broadband portal with two highlights. Users can exclusively view live concerts at CeBIT by the young star acts Bro'Sis and No Angels.

Deutsche Telekom reshapes the Group Board of Management.



At the end of November 2002, Thomas Holtrop is appointed by the parent company's Supervisory Board to join the Board of Management of Deutsche Telekom AG.

Contents

To our shareholders

The 2002 financial year

The best Online experience

Consolidated financial statements 2002

Board positions and further information

To our shareholders.

Two years ago, in line with our "From Portal to Program" agenda, we began to remodel T-Online as an Internet media network. We continued the implementation of this agenda with determination—and with success—in 2002. In Germany and beyond, T-Online substantially strengthened its market position. Our success had several major ingredients: Growth in our customer base continued strongly, we launched numerous new products and services, some of them on a pay-per-use basis, and we purposefully developed our Internet media expertise. Our cooperative arrangements and partnerships with other companies also brought added strength to the T-Online network. We were particularly successful in meeting our financial objectives well ahead of schedule, on the basis of our combined business model incorporating access and non-access operations. At Group level, i. e. including all subsidiaries and associated companies, T-Online passed the EBITDA breakeven point at mid-2002.

Share price fails to reflect our operating successes.

The T-Online Group's positive business performance has not been reflected in our share price, and we are not satisfied either with its movement during the year or with its level at year end. We will make every effort in 2003 to continue boosting our profitability while maintaining our strong growth. Assuming that the stock market in general finds its feet again, the Board of Management is quite certain that, as we continue the resolute pursuit of our corporate objectives, this will also meet with recognition in the capital markets in the future.

Revenue growth holds up strongly in a difficult environment.

In spite of a tough economic environment and counter to the general trend, T-Online International AG managed to increase Group revenues by 39 percent in 2002, to EUR 1,584 million. Although access revenues still comprised the major part of the total at EUR 1,245 million, non-access revenues soared by 76 percent from EUR 193 million to EUR 339 million. That places the proportion contributed by non-access revenues at 21.4 percent, compared with 16.9 percent in 2001. As access and non-access business become ever more closely intermeshed and we introduce more bundled products, it will become increasingly difficult in the future to clearly delineate these two areas.

Profitability drive continuing—
Group EBITDA moves into the black.

We attained a key goal for 2002 as early as the second quarter, when we brought Group earnings before interest, taxes, depreciation and amortization (EBITDA) into positive territory. For 2002 as a whole, EBITDA totaled EUR 104 million, compared with EUR -189 million in 2001. This very satisfactory performance can be attributed to two main causes: For one thing, we increased our Group revenues on the back of growing subscriber numbers and higher usage intensity. For another, the proportion of revenues contributed by non-access business went up—and this is the component with a higher gross margin. That in turn highlights the strength of T-Online's combined business model, as access and non-access operations pull together ever more closely. Increased use of our non-access products and services also raises access revenues and boosts access profitability. In cost terms, the closer symbiosis between access and non-access has a positive impact mainly thanks to their shared recourse to key factors influencing earnings such as customer numbers and platforms.

Further contributors to the upward EBITDA curve were our continuing success in boosting efficiency and the realization of economies of scale.

We have kept our eyes firmly on the target in improving internal processes, thus generating positive earnings impetus.

The results show through, for example, in a reduction of personnel costs as a proportion of revenues from 12.1 percent at the end of 2001 to 9.2 percent at the end of 2002.



Thomas Holtrop
Chairman of the Board of Management
T-Online International AG

Customer base greatly broadened—Market position bolstered.

With almost 10 million customers to its name, T-Online remains Germany's undisputed leader in Internet access provision. The 1.2 million new clients we won in 2002 are proof positive of users' confidence in the security and performance of the access we provide, and of the appeal of our pricing plans and Web content. In major European markets, T-Online also achieved 20.5-percent growth in customer numbers, underscoring its strong position in the European Internet market. In France, for example, the year's performance was especially good, with a 32.5-percent increase in the customer base.

*Online time per access subscriber also showed good perfor*mance in Germany in a year-on-year comparison. Whereas the average online time per customer per month in 2001 was 1,237 minutes, the figure climbed to an average of 2,264 minutes in 2002.

An important building block for T-Online's future development is the number of customers with broadband access. As of the end of 2002, there were already 2,644 million such customers in Germany, and some 154 thousand more at our foreign subsidiaries—that adds up to a Group-wide total of 2,798 million. In the last quarter of 2002, more than 85 percent of our German customers' online time was generated via T-DSL broadband access. As this clearly shows, broadband customers are heavy users, and DSL technology is a growth driver for T-Online and the entire market. Users with DSL access visit four times as many Web pages, spend almost three times as long online, and are considerably more experienced surfers than their counterparts with "regular" narrowband access. So DSL customers provide an excellent foundation for the use of our high-quality Web offerings and services.

Leading products and services innovator.

A prime indicator of a company's capabilities is the quality of its products. T-Online put down some major markers in this regard during 2002: the launch of our first paid content in January, presentation of our new T-Online Vision broadband portal at the CeBit fair in Hanover, introduction of the multi-access theme portals and the continuing development of the T-Online Business portal. Beyond our consistent expansion in these areas, we also rolled out numerous new products and optimized most of our existing range.

Paid content increasingly well received.

T-Online is playing a pathbreaking role in boosting the appeal of paid content on the Internet. The initial reaction to our plans in the public arena was skeptical. Yet the response by users now shows that paid content and services are indeed accepted, and their use is growing. Whether or not paid content works is no longer the issue: The question now is which content and services are best suited to being distributed this way. Crucial factors are the quality of the products and the performance and creativity of service providers, who need to offer definite added value to their clients. We at T-Online are meeting this challenge by developing from an Internet access provider into an Internet media network. We consider *ourselves the leading media aggregator on the German*-speaking Web. We are not bound exclusively to any single supplier, and instead we offer our users a unique service by presenting richly varied realms of media experience, yet without having to bear the actual production risk. Our constant endeavors over the past two years have not only added significant new impetus to the market, but numerous other providers have also followed our lead.

An attractive, complete range of free and paid content.

More than 3,000 individual paid content or service items can now be accessed in more than 100 categories—encompassing all portals and access channels—at www.t-online.de. These are also available to users who purchase their Internet access from other providers. The fact that T-Online, in a convenient system for customers, can collect even minimal amounts by having an item added to their monthly phone bills is another important milestone in the development and acceptance of paid content. In collaboration with Deutsche Telekom, we also offer all Internet users the facility to purchase content and services with the aid of a T-Pay MicroMoney prepaid card available from the Telekom Group's "T-Punkt" stores and local post offices. To complement these premium offerings, our existing range of free content and services is also being steadily extended. This way, T-Online customers find an attractive, interesting portfolio of products, content and services to satisfy virtually every need.

The next-generation Internet.
As broadband technology grows more widespread, so too "Internet 1.0" is being superseded by "Internet 2.0." This is an evolution away from the network's initial, text-laden phase to something new in which moving pictures will come to the fore. Video and audio can now be offered on the Web in a quality previously possible only on TV. The significant advances in data transmission speeds mean that broadband technology offers the benefits of the Internet medium in combination with the convenience of television viewing. All of which adds a new, emotional dimension to the Internet.

**Broadband as a growth driver—
Countless new possibilities.**
Broadband technology does even more than to facilitate new, interactive formats with attractive content and novel realms of experience: It also opens up a wealth of new marketing opportunities. This will place the Internet in a totally new light for e-commerce and advertising. The new Net will offer a blend of TV advertising's capacity for brand-building, the print media's ability to precisely address the right target audience, and radio's immediacy. For advertisers, then, the Internet vehicle is becoming an ever more important component in the overall marketing mix.

**T-Online blazes the trail for Europe's Internet—
T-Online Vision.**
T-Online Vision, our broadband portal unveiled in March 2002, epitomizes our trail-blazing role and is testimony to our considerable competence in providing broadband products geared to specific target audiences. T-Online Vision provides extensive information and entertainment programming—the spectrum ranges from breaking news via live events, music and video clips, online games and exclusive film previews to soaps or series. This all adds up to a top-notch broadband offering unparalleled on the German-language Web in terms of quality and variety.

**Seamless realms of experience—
Our multi-access theme portals.**
We generated a further innovative highlight in our portals operations by launching a new system of classification and navigation, applying a uniform structure to the full range of multi-access theme portals. No matter whether accessed by narrowband, broadband or mobile channels, T-Online's theme portals offer a seamless realm of experience. Thus T-Online presents itself as a multi-channel provider, while users can access the content they are looking for any time and any place, always finding the familiar brand design when the pages appear.

T-Online—A strong brand on the German-language Internet.
In Germany, T-Online is now effectively synonymous with online communications. The strength of the T-Online brand is documented not only by the high level of brand awareness but especially also the value pledge attributed to it. T-Online stands for quality. With its 62-percent reach (source: Nielsen NetRatings, December 2002) among Web users at home or at work, T-Online tops the rankings nationwide.

Sustained commitment to serve our shareholders.
T-Online has some 2,600 creative, superbly trained employees, and my Board of Management colleagues and I would like to take this opportunity to thank them all sincerely for their outstanding application to their work. The competence, motivation and commitment of T-Online's workforce are the standard-setters that ensure our company and Group really make a difference. Innovative thinking, flexibility and management excellence are the qualities we will deploy as we deal with the challenges of 2003 and the years to come.

The Internet—A market with huge potential.
The Internet today is the fastest-growing of all the mass media, and is set to remain so. In Germany alone, the Internet universe now numbers nearly 34 million people, who also spend an increasing amount of time online. The World Wide Web is now firmly established as the fourth mass medium alongside television, radio and the print media. Our results in 2002 have vindicated our strategy and confirmed that our combined business model is the right one for T-Online. We will continue in the current year to do everything in our power to keep creating value—to the benefit of our shareholders, customers and employees.

Darmstadt, March 6, 2003
The Board of Management



Thomas Holtrop
Chairman

On your side.



Burkhard Graßmann | Veronika Altmeyer | Thomas Holtrop | Andreas Kindt | Rainer Beaujean

The Board of Management.

Thomas Holtrop

Was born in 1954. After studying psychology, in 1981 he embarked on a career with Club Méditerranée Deutschland. After various positions in the tourism and advertising world, he moved to American Express in 1989, where he advanced to become Vice President International Business Partners. As of 1996, Thomas Holtrop helped set up BANK 24 AG as General Representative, and as of 1997 was member of the Board of Management of Deutsche Bank 24 AG. Thomas Holtrop has been Chairman of the Board of Management of T-Online International AG since January 1, 2001. In this capacity, he has also been a member of the Board of Management of Deutsche Telekom AG since December 1, 2002.

Veronika Altmeyer

Born in 1952, she started her career in 1970 with Deutsche Bundespost in Cologne. After moving to the organization's Stuttgart regional headquarters, Veronika Altmeyer took on a number of personnel and training tasks for the General Staff Council of the Federal Ministry of Posts and Telecommunications. From 1993 through 1999, she was a member of the Central Executive Committee of the post and telecommunications labor union Deutsche Postgewerkschaft, where her sphere of responsibility included the telecommunications division. When T-Nova was founded in 1999, Veronika Altmeyer became Director of Personnel in the executive management. She was appointed to the Board of Management of T-Online International AG on December 1, 2000.

Rainer Beaujean

Born in 1968, Mr. Beaujean studied business administration, and began his professional career in 1995 in the Group Accounting division at Deutsche Telekom AG. From there he progressed to the support team of the Board member for Finance and Controlling before being appointed Head of Controlling in the team supporting the Board member for International Operations and Foreign Subsidiaries. As of February 2000, he was Head of Board Member Support in the Finance and Controlling Division. He was appointed a member of the Board of Management of T-Online International AG on October 1, 2000.

Burkhard Graßmann

Was born in Bremen in 1966. After studying business administration, history, politics and philosophy in Bamberg, Hamburg and Münster, he became an adult education lecturer in marketing and communications issues in 1992, in Jena and Dresden. Burkhard Graßmann moved to the insurance company Hamburg-Mannheimer Sachversicherungs-AG in 1993, to act as Head of Marketing and Organization in Dortmund. From 1995 to 1998 he took charge of advertising, event marketing and new media for EXPO 2000 Hannover GmbH. After his subsequent move to Deutsche Telekom AG, he held a number of marketing positions at headquarters in Bonn, the most recent of which was in the Management of the Press and Communications Center. Burkhard Graßmann was appointed a member of the Board of Management of T-Online International AG in October 2000.

Andreas Kindt

Was born in 1964, and studied engineering for business. He began his career with Nixdorf Computer AG in 1987, as Product Manager in communications technology product marketing. He moved to Detecon GmbH in 1990, first to become Head of Berkom Telepublishing Projects, then assuming responsibility for applications project planning in 1993, before being appointed Head of Product Development in 1998. He became Manager of the Berkom performance center for T-Nova in 1999, and was appointed an Executive Officer of the company in August 2000, responsible for software systems. Andreas Kindt joined the Board of Management of T-Online International AG on January 1, 2002.

Report of the Supervisory Board to the Shareholders' Meeting.

Once again, 2002 was a shakeout year for the online business. The overall situation posed some exceptional challenges for the Supervisory Board. Yet T-Online International AG managed to further build on its position in spite of a tough market environment.

The Board advised the Board of Management on all major decisions. The issues involved were discussed in great detail with the Board of Management at five regular Supervisory Board meetings. At all of these meetings, the Company's business performance was another key topic of discussion. The following focal issues deserve special mention:
- Expansion of the T-Online Vision broadband portal
- Development of the Company's product portfolio
- Key aspects of human resources policy and the impact on employees of developments in the Company
- Implementation of the German Corporate Governance Code.

The meetings of the Supervisory Board were regularly prepared by the Presiding Committee (in five meetings). Mr. Lagardère attended less than half of the Supervisory Board's meetings.

There were no changes to the composition of the Board of Management in the 2002 financial year.

The following changes occurred within the Supervisory Board: Dieter Gallus renounced his position as an employee representative on the Supervisory Board effective January 31, 2002. The Darmstadt Local Court legally appointed Monika Kusz to succeed him on March 8, 2002.

Dr. Norbert Käsbeck retired as a shareholder representative on May 29, 2002, and the Shareholders' Meeting on the same day elected Martin Blessing to take his place. Dr. Ron Sommer renounced his seat on the Supervisory Board on September 3, 2002. Kai-Uwe Ricke was elected to succeed him as Chairman on September 11, 2002, and Dr. Max Hirschberger was appointed by the Darmstadt Local Court to take up the vacant Supervisory Board position as of September 6, 2002. He subsequently retired from the Board effective November 30, 2002, as did Jeffrey Hedberg effective December 31, 2002.

We would like to thank Dr. Sommer, Dr. Hirschberger, Mr. Hedberg, Mr. Gallus and Dr. Käsbeck for their active contribution to the work of the Supervisory Board.

The Supervisory Board has been appropriately informed about the annual financial statements, the consolidated financial statements and the combined Management Report, which were prepared and submitted by the Board of Management within the required time period, about the related audit opinions prepared by the auditors, and about the Company's risk situation.

In accordance with the statutory requirements, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, who were appointed as auditors, duly audited the annual financial statements and consolidated financial statements of T-Online International AG and the combined Management Report covering the Company and the Group for the year ended December 31, 2002, including the accounting records, and issued an unqualified auditors' opinion in this respect. The auditor also delivered a report in person to the Supervisory Board meeting on March 7, 2003 and to the preparatory meeting of the newly constituted Finance and Audit Commitee.

At the same meeting, the Supervisory Board acknowledged the audit opinion and raised no objections. In accordance with Sec. 171 of the German Stock Corporations Act (*Aktiengesetz*—AktG), the Supervisory Board examined the annual financial statements, consolidated financial statements and combined Management Report of T-Online International AG. It then approved the annual financial statements and consolidated financial statements which were thereby adopted.

PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft also audited the report compiled by the Board of Management disclosing relations with affiliated companies, the so-called "Dependent Company Report" required by Sec. 312 of the AktG. The auditors reported their findings and issued the following auditors' opinion:

"Based on the results of our statutory audit and assessment, we hereby confirm that
1. The factual information contained in the report is correct
2. Compensation rendered by the Company in respect of the transactions listed in the report was not unduly high
3. With regard to the measures listed in the report, there are no circumstances which would justify an assessment which differs substantially from that made by the Board of Management."

The Supervisory Board has examined the Board of Management's report disclosing relations with affiliated companies. It concurs with the Board of Management's final statement contained in the report and with the results of the audit conducted by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

The Supervisory Board would like to thank all members of staff and the members of the Board of Management for their firm commitment to the good of the Company, its customers and its shareholders.

Darmstadt, March 7, 2003
On behalf of the Supervisory Board

Kai-Uwe Ricke
Chairman



Kai-Uwe Ricke
Chairman of the Supervisory Board

The Supervisory Board of T-Online International AG. Shareholder representatives.

Dr. Ron Sommer

(Chairman of the Supervisory Board from February 25, 2000 until September 3, 2002)
Former Chairman of the Board of Management of Deutsche Telekom AG, Bonn, also responsible for the divisions reporting to the Management Board Chairman (until July 16, 2002)

Kai-Uwe Ricke

(Since February 25, 2001; Deputy Chairman of the Supervisory Board, December 5, 2001–September 10, 2002; Chairman of the Supervisory Board since September 11, 2002)
Chairman of the Board of Management of Deutsche Telekom AG, Bonn
(since November 15, 2002)

Josef Brauner

(Since February 25, 2000)
Member of the Board of Management of Deutsche Telekom AG responsible for T-Com

Jeffrey A. Hedberg

(February 25, 2000–December 31, 2002)
Former member of the Board of Management of Deutsche Telekom AG responsible for the International division (until December 31, 2002)

Dr. Karl-Gerhard Eick

(Since February 25, 2000)
Member of the Board of Management of Deutsche Telekom AG responsible for Finance and Controlling

Dr. Max Hirschberger

(September 6, 2002–November 30, 2002)
Former member of the Board of Management of Deutsche Telekom AG responsible for Corporate Affairs (May 1–November 30, 2002)

Dr. Norbert Käsbeck

(August 1, 2000–May 29, 2002)
Former Member of the Board of Management of Commerzbank AG, Frankfurt

Martin Blessing

(Since May 29, 2002)
Member of the Board of Management of Commerzbank AG, Frankfurt

Arnaud Lagardère

(Since June 13, 2000)
Co-Chief Executive Officer of Lagardère

Dr. Eberhardt Rolle

(Since June 13, 2000)
Ministerial Director, German Federal Ministry of Finance, Berlin

Corporate governance.

To coincide with the entry into force of the German Corporate Governance Code, we examined all our internal rules and procedures applying to the Supervisory Board, Board of Management, Shareholders' Meeting, transparency, and our accounting, financial reporting and auditing procedures. A need for changes was only identified in very few cases.

T-Online International AG accords a high priority to its corporate governance. We already took proper account of internationally and nationally recognized standards of good, responsible governance before the German Corporate Governance Code (referred to below as "the Code") was published.

Pursuant to Item 3.10 of the Code, the Company hereby issues the following report on its corporate governance:

T-Online International AG already largely complied with the requirements of the German Corporate Governance Code issued in the 2002 financial year before it came into force. The Board of Management and Supervisory Board have given their close attention to the Code's content, and resolved that the Company will only deviate from the Code's recommendations in three respects.

On December 20, 2002, the Board of Management and Supervisory Board made the following Declaration of Compliance with the Corporate Governance Code:

"The Board of Management and Supervisory Board of T-Online International AG hereby declare that the Company has complied with the recommendations of the Government Commission on the German Corporate Governance Code ("the Code"), as publicized by the Federal Ministry of Justice, with certain exceptions as follows:

"The compensation paid to members of the Supervisory Board does not include a performance-related component. The possibility of introducing such a component is considered on an annual basis prior to the Ordinary Shareholders' Meeting (Item 5.4.5 of the Code).

"The Consolidated Financial Statements are made publicly available within 90 days of the reporting date, and quarterly Group reports within 60 days. The Company is therefore in compliance with current legal regulations, and aims in future to meet the deadline recommended in the Code (in Item 7.1.2).

"Quarterly and annual reports provide segment information in which aggregated results for each segment (T-Online International AG; Subsidiaries and Associated Companies; Projects) are set out (Item 7.1.4 of the Code)."

Shareholders and the Ordinary Shareholders' Meeting.

Shareholders in T-Online International AG are able to exercise their rights, including their voting rights, at the Ordinary Shareholders' Meeting. They are regularly informed of key upcoming dates in the Finance Calendar which is universally accessible on T-Online International AG's Web site.

Shareholders may exercise their voting rights at the Shareholders' Meeting either directly or by having an authorized representative—or an appointee of the Company bound to the shareholder's instructions—act as a proxy on their behalf. Instructions on how shareholders wish their votes to be cast may also be issued via electronic media in advance of the next Ordinary Shareholders' Meeting on May 21, 2003.

Interplay and cooperation between the Board of Management and Supervisory Board.

The Board of Management and Supervisory Board of T-Online International AG coordinate their work closely to the benefit of the Company. The Board of Management supplies the Supervisory Board with regular, up-to-date, extensive information on all issues of relevance to the Company in the fields of planning and budgeting, business performance, the risk position and risk management.

The Board of Management provided extensive information on the reasons for any deviation of business performance from the plans, budgets and objectives previously presented.

The Board of Management maintained ongoing close contact with the Supervisory Board, and they mutually agreed the strategic thrust of the Company's development.

The Articles of Incorporation make certain significant business transactions conditional on obtaining the Supervisory Board's consent. T-Online International AG has taken out "Directors and Officers" insurance coverage, incorporating an appropriate deductible for which members of the Board of Management and Supervisory Board are personally liable.

Board of Management.

The Board of Management of T-Online International AG is the Company's highest management body. It is bound to act in the interests of the Company and pledged to enhance its enterprise value.

The compensation paid to the members of the Board of Management is a balanced mix of both fixed and variable components. The performance-related components are determined on the basis of the objectives agreed between the Supervisory Board's Presiding Committee and the members of the Board of Management together with the Presiding Committee's determination after the close of the financial year of whether the Board members have attained those objectives. In addition, the Presiding Committee may resolve to issue stock options to the members of the Board of Management under the 2001 stock option plan.

Options were issued to members of the Board of Management in the 2002 financial year. Further details of the 2001 stock option plan are provided in this annual report.

Information on the 2001 stock option plan and the total compensation of Board of Management members, subdivided into fixed, performance-related and long-term incentive components (stock option plans) is given in Notes 21 and 30 to the consolidated financial statements.

Members of T-Online International AG's Board of Management disclose any conflicts of interest to the Supervisory Board without delay, and similarly inform all of their colleagues on the Board of Management. No such conflicts of interest arose in the year under review.

No substantial business transactions may be entered into between the Company and members of the Board of Management, members of their families or businesses with which they are personally connected without the consent of the Supervisory Board.

Any secondary occupational activities carried out by members of the Board of Management, particularly the assumption of seats on any supervisory, administrative or advisory boards, require the consent of the Supervisory Board. In the year under review, the Supervisory Board set an age limit for members of the Board of Management. It was determined that no member should remain on the Board of Management beyond the completion of his/her 62nd year of age.

Supervisory Board
In accordance with Secs. 95 and 96 of the Stock Corporations Act (*Aktiengesetz*–AktG), Sec. 76 (1) of the 1952 Industrial Constitution Act (*Betriebsverfassungsgesetz*–BetrVG) and Art. 9 (1) 1 of the Company's Articles of Incorporation, the Supervisory Board is made up of twelve members in all, eight representing shareholders and four representing employees. The Supervisory Board monitors and advises the Board of Management in its conduct of the Company's affairs.

At regular intervals, the Supervisory Board discusses the progress of the business, future planning, and also strategy and its implementation.

From among its membership, the Supervisory Board has formed a Presiding Committee and a Finance and Audit Committee. The Presiding Committee, which includes two representatives of the shareholders and one of the employees, presents proposals on the appointment or dismissal of Board of Management members to the Supervisory Board, and on the conclusion of contractual agreements with Supervisory Board members under the terms of AktG Sec. 114. The Presiding Committee is also responsible for decisions on the conclusion, alteration or termination of contracts with members of the Board of Management, and on whether consent should be granted to any secondary activities they may wish to take up.

The Finance and Audit Committee is also constituted with two representatives of the shareholders and one of the employees. It devotes its attention primarily to the financial and business processes which the plenary meetings of the Supervisory Board ask it to examine or discuss. The Committee is responsible for commissioning the firm of auditors elected by the Ordinary Shareholders' Meeting, also determining particular points of emphasis for the audit and the fee to be paid. The committee additionally monitors the independence of the auditors.

According to Art. 16 of the Articles of Incorporation, ordinary members of the T-Online Supervisory Board receive annual remuneration of EUR 10,000 over and above the reimbursement of their expenses. The Chairman of the Supervisory Board receives EUR 20,000 and the Deputy Chairman EUR 15,000. Those members of the Supervisory Board who belong to the Deutsche Telekom Group have waived their entitlement to any separate remuneration. The Chairman of the Supervisory Board, Kai-Uwe Ricke, belongs to the Deutsche Telekom Group.

As reported in T-Online International AG's Declaration of Compliance pursuant to AktG Sec. 161, reproduced above, members of the Supervisory Board do not receive any performance-related remuneration. Consideration will be given before every Ordinary Shareholders' Meeting to whether a resolution should be proposed that variable remuneration for Supervisory Board members be introduced.

During the last financial year, the Supervisory Board set an age limit: Members may not be more than 67 years old at the time of their appointment.

Members of the Supervisory Board must declare to the Board any conflicts of interest, especially any which might arise from acting in an advisory capacity to or being a member of a governing body of a business associate of T-Online. The Supervisory Board will mention any conflicts of interest that have arisen and how they were dealt with when it delivers its report to the Shareholders' Meeting. No such conflicts of interest among Supervisory Board members occurred during the year under review.

Transparency.
The maintenance of up-to-date, open communications with shareholders and all other capital market participants, keeping the underlying value of T-Online's stock transparent, is a fundamental principle for T-Online International AG. In these regular, open and up-to-date communications, we inform shareholders and all capital market participants about the Company's situation and any major changes occurring in its business affairs. We adhere to the principle that all key target groups for T-Online are extensively informed on equal terms, and within a short time.

The reports on the state of the business and T-Online's results are made at regular intervals in our quarterly reports, the annual report, semi-annual analysts' conferences and press conferences, any ad hoc disclosures which may be necessary if a situation has arisen which could substantially influence T-Online's share price, and press releases. All of these information sources are also posted to the Company's Web site, and ad hoc disclosures are posted simultaneously on the Web. Dates of upcoming regular reports are announced in the Finance Calendar at www.t-online.de/ir

Information on T-Online's implementation of the recommendations and suggestions contained in the German Corporate Governance Code is also provided at www.t-online.de/ir

Sec. 15a of the German Securities Trading Act (*Wertpapierhandelsgesetz*–WphG) stipulates that members of T-Online's Board of Management and Supervisory Board must declare any transactions to buy or sell T-Online shares or those of any parent company.

Above and beyond the requirements of WphG Sec. 15a, T-Online International AG has laid down its own insider trading rules governing trading in the Group's securities by members of the governing bodies or employees, which ensure the necessary level of transparency.

Financial reporting/Auditing.

The consolidated financial statements of T-Online are prepared in compliance with the German Commercial Code (*Handelsgesetzbuch*–HGB) and Stock Corporations Act (AktG). The listing on the former *Neuer Markt* segment of the Frankfurt Stock Exchange required that financial statements be prepared in line with either International Accounting Standards (IAS) or United States Generally Accepted Accounting Principles (U.S. GAAP). A separate statement of reconciliation pointing out the differences in accounting and valuation arising between HGB and U.S. GAAP principles was prepared for the last time covering the 2002 financial year. As of the 2003 financial year, all financial reporting will be IAS-compliant.

Further details on significant accounting principles are provided in the combined Management Report and the notes to the T-Online consolidated financial statements.

It has been agreed with the appointed firm of auditors, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, of Frankfurt am Main, that the auditors will report without delay on any issues identified or events occurring in the course of the audit that have a substantial bearing in respect of the Supervisory Board's duties. It has further been agreed that the auditors will notify the Supervisory Board and/or add a comment to their independent auditors' report if any facts are established during the audit which render incorrect the Declaration of Compliance pursuant to AktG Sec. 161 made by the Board of Management and Supervisory Board.

Risk management.

That a company should take a responsible approach to risk is an integral part of good corporate governance.

The principles, guidelines and processes by which the Company operates and the division of responsibilities within it have been defined and established in a manner which assures the proper, timely disclosure in the financial statements of all business transactions, facilitates the early identification of risk, and continually provides reliable information on the Company's risk situation.

Details of the risk management system are provided in the Management Report.

The 2002 financial year





Elvis lives.



T-Online's shares. The market year.

2002 was a year of falling stock prices and accounting scandals accompanied by deep loss of investor confidence in the international financial markets. While T-Online was not able entirely to break free of this negative market environment, its stock performed better over the period than Germany's NEMAX growth stock index.

The continued bleak economic outlook and political uncertainties worldwide combined with stubbornly high unemployment figures and a weak economy in Germany all added up to a negative environment that also affected T-Online's stock price. Overall, the economic weakness in the United States and Europe was more persistent than had been expected.

New German stock indexes

The NEMAX 50 index once again proved more volatile in the past year than the Nasdaq 100, its best-known U.S. counterpart. Few events better highlighted the investor turnaround on tech stocks than the announcement by stock exchange operator Deutsche Börse AG, almost simultaneously with NEMAX reaching its all-time low, that the NEMAX 50 was to be discontinued. On October 31, 2002, Deutsche Börse AG presented its new concept for segmenting German stock markets together with a corresponding new index structure. The changes came in a wide-ranging reform of stock market law under Germany's Fourth Financial Market Promotion Act. The new market segments and indexes are due to apply from March 24, 2003. Deutsche Börse AG confirmed T-Online's inclusion in the Prime Standard segment in December 2002.

Stock performance.

T-Online's successes in attaining business milestones over the 2002 fiscal year were not reflected in the performance of its share price. T-Online shares did gain strongly in the first quarter of the reporting period and since the company made up 10 percent of the NEMAX 50 index, this had a stabilizing influence on the index as a whole.

The markets once again became nervous and highly volatile in the second quarter. Gloomy corporate news, performance figures and forecasts combined with accounting scandals involving certain other corporations had an enduring effect on the markets. The stocks comprising the NEMAX 50 also took heavy losses. Investors held back, resulting in low trading volumes as in the first quarter.

In early September, the NEMAX 50 index reached an all-time low of 437 points. Fears of renewed terrorist attacks and of war on Iraq deepened investors' reserve in the third quarter. Poor earnings forecasts and profit warnings for tech stocks further depressed the mood on the Neuer Markt and brought T-Online's stock price under yet more pressure.

The negative market trend continued in the fourth quarter. Lack of life in the economy and considerable political uncertainties marked the close of the year.

At the beginning of December 2002, Deutsche Telekom placed 120 million T-Online shares on the market at an issue price of EUR 6.10. The weak general market situation and profit taking in the ensuing period resulted in a further decline in the price of T-Online stock. After reaching their low for the year at EUR 5.14 on December 18, 2002, T-Online shares recovered somewhat and by February 18, 2003 were being traded at EUR 6.11, bringing them above the issue price of the shares placed by Deutsche Telekom in December.

T-Online share performance in 2002 versus the Nasdaq 100 and NEMAX 50 indexes


T-Online
Nasdaq 100
NEMAX 50
in %*
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
Jan.
Febr.
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

*Index: The first trading day January 2, 2002 = 100.

T-Online share performance versus peer group


T-Online
AOL Time Warner
Terra
Wanadoo
Tiscali
in %*
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
Jan.
Febr.
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

*Index: The first trading day January 2, 2002 = 100.

Investor profile.

During the period under review, there were a total of 1,223,858,289 T-Online shares outstanding with no change relative to the previous year.

On December 3, 2002, Deutsche Telekom placed on the market a total of 100 million shares in T-Online International AG, plus a 20-million share greenshoe. The offering broadened the shareholder base of T-Online International AG and raised the liquidity of its stock.

After this transaction, 880 million shares (71.90 percent) were held by Deutsche Telekom AG, Bonn, and a further 69,633,116 (5.69 percent) by the Lagardère Group, Paris.

According to calculations by Deutsche Börse AG, 274,225,173 (22.41 percent) of T-Online shares made up the free float as of December 31, 2002.

Pattern of share ownership, December 2002



Free float 22.41 % 274,225,173 shares

Deutsche Telekom 71.90 % 880,000,000 shares

Lagardère 5.69 % 69,633,116 shares

Total 1,223,858,289 shares

Investor Relations.

T-Online is strongly committed to maintaining transparency in constant dialog with investors and the capital market. The Board of Management and the Supervisory Board of T-Online International AG have submitted and made permanently available to investors their declaration of compliance with the Recommendations of the Government Commission on the German Corporate Governance Code pursuant to Sec. 161 of the German Stock Corporations Act (*Aktiengesetz*). The declaration is reproduced on pages 15–18 of this report and may be viewed on the T-Online Web site www.t-online.de/ir

Corporate governance

At the same site, readers will find up-to-date information about the company and the stock, as well as our quarterly reports. The next Shareholders' Meeting of T-Online International AG will take place on May 21, 2003 in Cologne.

Key data.

T-Online shares issued:	**1,224 million**
Market capitalization as of December 31, 2002:	**€ 6.30 billion**

Highs and lows of the T-Online share price in 2002 (January 2, 2002–December 31, 2002).

Highs and lows of the T-Online share price in 2002 *(Closing prices on Xetra)*	*High*	*Low*
1st quarter 2002	€ 13.55	€ 10.70
2nd quarter 2002	€ 13.06	€ 7.21
3rd quarter 2002	€ 9.10	€ 6.13
4th quarter 2002	€ 7.55	€ 5.14





Rien ne va plus.
Don't even get up to break the bank!

Management Report on the T-Online Group and T-Online International AG for the 2002 financial year.

2002 was a successful year for T-Online. Both the T-Online Group and T-Online International AG generated positive earnings before interest, taxes, depreciation and amortization (EBITDA); T-Online International AG generated income after taxes of EUR 205 million. The main contributing factors besides increased revenues and economies of scale were improvements in efficiency and productivity, and the resulting savings within the T-Online Group. Additionally, cash flow from operating activities in the Group, at EUR 208 million (T-Online International AG: EUR 304 million) were more than enough to cover the net cash used for operational capital expenditure.

Internet media network

T-Online systematically pressed on with its transformation into an Internet media network during 2002, introducing new, innovative products, developing its theme portals and creating billing systems for paid content based on its early adoption of the T-DSL broadband access technology.

The Management Report presented on the following pages has been prepared in accordance with German commercial law and is a combined report for the Company and the Group, pursuant to Sec. 315(3) in combination with Sec. 298(3) of the German Commercial Code. It is structured as follows:

- General economic trends
- Our business model
- Business trends for T-Online International AG
- Business trends for our subsidiaries and associated companies
- Business trends for our projects
- Earnings situation
- Net worth and financial situation
- Capital expenditure, purchasing, research and development
- Human resources report
- Report on relations with Group companies
- Future risks
- Sustainability
- Outlook

1. General economic trends.

The world economy recovered from its previous year's weakness in 2002. Additional stimulus came from the reinvigoration of Asian developing and emerging markets and from the continued buoyancy of the British economy. Brakes on growth included falling stock prices and political insecurity about the outcome of the Iraq conflict combined with the resulting temporary but marked rise in oil prices.

The Kiel Institute of World Economics estimates that the United States gross domestic product (GDP)* grew by 2.4 percent. The EU economies lagged behind with only 0.8-percent GDP growth.

The euro remained on a rising trend against the U.S. dollar throughout 2002, and also gained in strength over the Japanese yen and the pound sterling.

*GDP is a key measure of the total domestic output of goods and services in an economy.

Stagnation in Germany.

The German economy remained sluggish in 2002. Real GDP increased by a mere 0.2 percent in 2002, after 0.6 percent the year before. This was one of the weakest growth rates seen since German reunification. The nascent economic recovery came to a standstill, especially in the fourth quarter of 2002. Capital spending continued to decline.

Disposable incomes rising

The economic downturn was paralleled by negligible net wage inflation (0.2 percent). Household disposable income rose by 1.0 percent, compared with 3.8 percent in 2001. Consumer spending increased by 0.9 percent in 2002, lagging behind disposable income as in the previous year. Households thus increased their savings ratio for the second straight year.

Retail price inflation was 1.3 percent year on year. Positive effects were felt from a fall in the price of food and nonalcoholic beverages (down 1.0 percent). Prices of tobacco goods in particular moved against the trend (up 3.7 percent).

Germany's gross domestic product, at 1995 prices.

Change over the previous year in real terms


2002
2001
2000
1999
1998
0.2%
0.6%
2.9%
2.0%
2.0%
0
1.0
2.0
3.0

Source: German Federal Statistical Office

Developments in the Internet sector.

The Internet sector remained in a process of consolidation during 2002, allowing companies with a viable business plan to gradually extend their base, helped also by steady growth in user demand. The number of Internet users[1] in western Europe rose from 120 million at the end of 2001 to over 140 million at the end of 2002. This brought the proportion of the population using the Internet up to 36 percent (from around 31 percent a year earlier). Within these figures there are regional differences both in the penetration and rate of growth of Internet usage across western Europe. Usage is currently lower in the more southerly countries, although the higher growth rates in these countries indicate that they will come up to the western European average in the long run.

[1]An Internet user is defined as an individual who regularly uses the Internet from a personal computer at home, school, work or elsewhere (source: Jupiter).

Proportion of Internet users in the total population—2002


Switzerland
Germany
Austria
Western Europe
France
Portugal
Spain
USA
46 %
41 %
40 %
36 %
28 %
25 %
21 %
54 %
0
10
20
30
40
50
60

Source: Jupiter, Online Forecasts

The Internet as shopping platform

2002 saw a further marked rise in the number of Internet users who shop online. At the end of 2002 there were an estimated 52 million Internet shoppers in western Europe, representing growth of 43 percent over the previous year. As the next chart shows, some 37 percent of western European Web surfers were using the Internet as a shopping platform by 2002.

Proportion of Web shoppers among Internet users—2002


Germany
Switzerland
Austria
France
Western Europe
Spain
Portugal
USA
44 %
42 %
41 %
38 %
37 %
29 %
25 %
53 %
0
10
20
30
40
50
60

Source: Jupiter, Online Forecasts

The absolute rise in the number of online shoppers went hand in hand with an increase in the average spend per shopper, giving the Internet sector both quantitative and qualitative growth over the year.

The number of private Internet users in Germany rose by 16 percent over the course of the year, from 29 million at the end of 2001 to just under 34 million at the end of 2002. This means 41 percent of the total population is now online. There was an even higher percentage increase in the number of online shoppers, with a 47 percent rise to almost 15 million at the end of 2002. Some 44 percent of German Internet users were thus shopping online—significantly more than the European average.

41 percent of population online

Internet users in Austria increased in number from 2.9 million in 2001 to 3.3 million at the end of 2002. As in Germany, the proportion of online shoppers among Internet users increased even faster, by 46 percent to 1.3 million.

The number of private Internet users in France had reached about 16.5 million by the end of 2002. Internet users thus made up 28 percent of the total population—a sharp increase on the previous year's 22 percent but still well below the 36-percent western European average. Online shopping became more broadly accepted over the course of the year with the number of Web shoppers rising from 4.1 million to more than 6 million.

In Spain, the number of Internet users increased by about 1.4 million to 8.4 million at the end of 2002. This means that one out of five Spaniards is now online. Readiness to make purchases on the Web rose at the same time by 40 percent, bringing the total number of online shoppers up to 2.4 million.

2. Our business model.

A keystone of the T-Online strategy is our combined business model, i. e. the combination of access and non-access business.

In the access segment, T-Online supplies high-quality Internet access at competitive prices to private customers as well as small and medium-size enterprises. The proportion of customers with broadband access is continuously increasing. T-Online uses Deutsche Telekom's Internet platform in Germany and the infrastructure of outside network operators in other countries. In addition to basic Internet access, T-Online also offers a wide range of value-added services, including e-mail, online banking, instant messaging, Web-based personal organizers, Web hosting, chat services and international roaming access.

Access and non-access business combined

Our company's strong positioning in the access arena is a key factor in its success and its launchpad for expansion of its non-access business. Our high-quality customer base in the Internet access segment ensures a continuous flow of traffic on the T-Online portal network. Because these are direct customers with regular accounts, T-Online can also offer a range of other services such as enabling services (payment, security, etc.), which add to the portals' appeal.


Advertising partners
CPM & sponsoring
Content partners
Licenses & commission
Hosting/DRM/ Billing
T-Online
Pay-per-use subscriptions
Customers
Access charges
Revenues
Placement fees & commission
E-commerce partners

T-Online generates the bulk of its revenue from Internet access charges. However, we are making concerted efforts to grow additional revenue sources by stepping up our non-access business. For example, advertising customers are integrated into the heavily frequented portal via CPM (cost per thousand impressions) and sponsoring models. Our broad portfolio of attractive content partners, to which we made further additions during 2002, is committed by way of licenses and commission arrangements to offer content to the T-Online customer base. Upon payment of a placement fee, e-commerce partners are incorporated into the portal in a way that is designed to appeal to their particular target groups. T-Online additionally receives either a percentage of revenue or some other form of commission on most sales. T-Online also increasingly acts as a vendor in its own right, selling directly to customers in both the digital and physical product segments—the latter through the T-Online Shop. From the beginning of 2002, T-Online began tapping the revenue potential of paid content and paid services. Billing takes place in most cases on the basis of a proprietary billing system that also allows the settlement of micropayment transactions.

Broad portfolio of attractive content partners

Billing system for micropayments

Our combined business model can be summarized as follows: Our access and non-access activities generate the highest feasible revenues while working together to achieve the smallest possible cost base. To this end, both sides of the business must make compromises on their set goals. Inefficient revenue sources are avoided as cost efficiency comes before maximizing revenues. And as time goes by, bundled products will make it increasingly harder to preserve the distinction between access and non-access revenues since the key objective is to address customers' overall entertainment budgets.

3. Business trends for T-Online International AG.

Key importance of T-Online International AG to the T-Online Group.

The performance of the T-Online Group as a whole in 2002 was once again largely determined by the segment of our business comprised by T-Online International AG, which continued to generate some 89 percent of net revenues and the funds needed to finance the business from its operating cash flow. Additionally, development of products and services within the Group is mostly done by the parent company—the better to reap synergies and hence cost savings.

Overview of the T-Online International AG segment.

Millions of €	2002	2001
Total revenues	1,408	1,034
External revenues	1,406	1,032
EBITDA*	202	(29)
EBITDA less real capital expenditure	123	(85)
Subscribers (thousands)		
- Broadband	2,642	1,359
- Narrowband	7,320	7,406

*Earnings before interest, taxes, depreciation and amortization.

Trends in access services.

Profitable growth

2002 was a year of profitable growth for T-Online in the German Internet access market. The number of subscribers rose to 9.96 million, an increase of 13.7 percent over the previous year. However, our revenue growth was partly also due to greater use of higher-value rate plans. This is borne out by such things as the larger number of customers using access products involving a basic monthly charge in 2002. Contrary to the market trend, T-Online International AG is achieving growth in this segment as well as with its "by-call" access services.

2.6 million broadband customers

Much of this success was achieved with three access products: T-Online surftime, our classic T-Online eco rate plan ("tariff"), and the T-DSL flat rate. T-DSL showed particularly strong growth, with the number of T-Online customers using this broadband access service rising to 2.6 million, an increase of more than 90 percent over the previous year. A large part of this is owed to our highly attractive T-DSL flat rate plan, which about two thirds of T-Online's T-DSL customers have so far signed up for. Overall, the increasing numbers of high-usage T-DSL customers help raise revenues from other rate plans as well, and provide an outstanding basis for a broadband Internet future.

In 2002, for example, T-DSL customers accounted for 85 percent of all online time in the access segment. The table below gives an overview of the main new access products launched since November 1, 2002*.

*For full information on all our rate plans (tariffs), please click on "Service" at www.t-online.de

Standard rate plans (tariffs)	Basic charge €/month	Price (cents/min)	Each additional ISDN B-channel (cents/min)
by call	None	1.99	1.99
eco	3.95	1.59	1.59
surftime 30	14.95	up to 30 hrs: 0.00 from 31st hr.: 1.59	1.59
surftime 60	27.95	up to 60 hrs: 0.00 from 61st hr.: 1.59	1.59
surftime 90	39.95	up to 90 hrs: 0.00 from 91st hr.: 1.59	1.59
surftime 120	49.95	up to 120 hrs: 0.00 from 121st hr.: 1.59	1.59

DSL rate plans	Basic charge €/month	Price (cents/MB)	Analog modem/ ISDN access (cents/min)
dsl 1,000 MB	9.95	up to 1000 MB: 0.00 after 1001 MB: 1.59	1.59
dsl flat	29.95*	-	1.59
dsl 5,000 MB For T-DSL and T-DSL 1500	24.95	up to 5000 MB: 0.00 after 5001 MB: 1.59	1.59
dsl pro	24.95**	-	1.59

* No time or volume limit

** No limit 7 am–7 pm, otherwise 1.59 cents/MB

Promoting T-DSL as T-Online's most attractive access product line was also the aim of the overhaul of our price plans (tariffs) in October and November 2002. The new T-DSL plans are priced by volume of data received and transmitted rather than online time. They thus meet demand for a product that combines unlimited surf time with a generous data transfer volume. There are three new products: T-Online dsl 1000 MB, T-Online dsl 5000 MB (both volume-based) and T-Online dsl pro. The changes were highly successful, with some 74,000 signing up for the new rate plans by the end of 2002, only two months after their launch. T-Online also modified its existing access products. The outcome is a portfolio of tariffs more sharply focused on T-DSL and, thanks to their more uniform price structures, easier to understand.

Access product portfolio more focused and transparent

Development of products and services.

Paid content and services

In January 2002, T-Online International AG made a major addition to its product range: paid content and services. The new segment was steadily expanded over the course of the year and incorporated more than 3,000 individual content offerings in over 100 product categories by the year-end. With the introduction of the MicroMoney payment system in August 2002–a prepaid card marketed by T-Pay–these products are now open to all users of the T-Online portal network.

Our multi-access theme portals make navigating T-Online's Web site so easy.


sports
Fun Box

T-Online has further reinforced its position as Germany's foremost Web portal. By the end of 2002, the unique audience figure (home and work) for the T-Online domain had already reached 14.2 million. T-Online was thus being accessed by an average of more than 62.0 percent of German Internet users each month. The audience measurement system was switched from Jupiter MMXI to Nielsen Netratings in May 2002. T-Online was also able to snatch the lead in terms of audience reach from specialty providers in individual market segments such as news, sport, finance and computers.

From Portal to Program

This growth was chiefly achieved by expanding T-Online's portals, systematically following our "From Portal to Program" strategy and developing new formats accordingly.

The same positive trend is reflected by the increasing monthly page impressions count. The number of page impressions rose from 450 million at the end of 2001 to some 500 million a year later.

Deeper cataloging, a more user-friendly interface to online shopping services and systematic networking between content and e-commerce produced a sharp increase of traffic to the T-Online shopping portal in 2002. The introduction of context-linked partner offerings allowed shopping content to be more specifically targeted by user segment and raised its profile in the portal network. An increase in unique audience figures is further testimony to the popularity of the shopping portal's range of offerings.

At the end of 2002, T-Online became the first German portal to extend broadband technology to the e-commerce segment. The strong growth in DSL subscribers, who show a strong affinity for online shopping, led to the development and provision of broadband shopping formats with streaming content and shows.

Online shopping

E-commerce is taken a step further by digital transactions. At the close of 2002, T-Online launched an innovative direct recharge service for prepaid cell phone cards. The success factors are a new, high-traffic market environment combined with T-Online's technical expertise in authentication and user identification. T-Online International AG has also successfully launched its first mail-order business, the T-Online Shop.

The launch of bunte.t-online.de further expands T-Online's content range in the lifestyle segment.


Suchen Sie Ihren Star

The efficiency gains and cost savings in customer care have laid sound foundations for an intensification of targeted customer care activities. Customer care is entering a phase of out-and-out customer focus and looking to change into a proactive, value-creating function.

We have taken a number of significant steps to tailor customer service to specific target groups, thus ensuring continued satisfaction of individual user needs and requirements and further raising the already high level of customer service quality. Findings obtained in service pilot trials are being implemented in a range of improvements. For example, customer service for business customers is being extended above and beyond the service offerings for private individuals. Call centers will also be deployed as an added channel for customer-specific products, boosting customer loyalty and advancing the monetarization of customer relationships.

Tailored customer services

4. Business trends for our subsidiaries and associated companies.

Segment performance review.

Millions of €	**2002**	2001
Total revenues	143	102
External revenues	141	101
EBITDA*	(87)	(140)
EBITDA less real capital expenditure	(102)	(155)
Subscribers (thousands)		
– Broadband	156	28
– Narrowband	2,126	1,867

*Earnings before interest, taxes, depreciation and amortization.

T-Online France.

The overriding feature of the French ISP market in 2002 was the soaring growth in the broadband segment. One aspect of this growth was that intensifying competition among broadband providers led to lower access charges for end users, while another was that the range of products on offer increased markedly. The previous standard transmission speed of up to 512 kbit/s was complemented by an entry-level product offering up to 128 kbit/s and a professional product providing up to 1,024 kbit/s.

T-Online France No. 2 ADSL provider

T-Online France, which markets its services using the Club Internet brandname, operated very successfully in the broadband segment, increasing its customer base more than five times over during the year. That places T-Online France in the No.2 position as an ADSL provider. In the narrowband segment as well, T-Online France continued to expand its subscriber base, posting 22-percent year-on-year growth. The company's skillful positioning in the broadband market translated into substantial revenue growth.

The 2002 financial year saw T-Online France further increase its efficiency, especially by trimming input costs and customer acquisition expenses. In combination with the revenue growth, the efficiency gains substantially reduced T-Online France's losses for the year.

Ya.com.

In Spain, too, 2002 was a year of rapid growth in the broadband segment, to such an extent that it is now among Europe's leading nations in broadband penetration among online households. Revenues from e-commerce also showed very strong increases in the year under review.

The wave of concentration in the Spanish ISP/portals sector continued as Eresmas was taken over by Wanadoo.

Ya.com attracted 41,000 new broadband subscribers in 2002, hiking the total to about 51,000. At the same time, the company increased its subscriber base in the narrowband segment by 8 percent to achieve a new total of some 950,000 customers. So Ya.com is one of Spain's leading Internet providers. Our Spanish subsidiary also substantially improved its customer profile during the year.

In the non-access market Ya.com, together with its e-commerce subsidiaries and joint ventures, numbers among the top three suppliers in each of the key market segments of travel, consumer electronics, music and motoring. In particular, the subsidiary YACOM TRAVEL S.L. more than doubled its revenues over the previous year with its "Viajar.com" portal.

Through its Ya.com subsidiary, T-Online is one of Spain's leading Internet providers.



Thanks to the good performance of broadband customer numbers, Ya.com succeeded in raising its average revenue per user and posted a substantial increase in access revenues. It also proved successful in managing its non-access traffic and using it to generate cash. Ya.com also optimized its structural costs during the year, which, in tandem with the impact of revenue increases, helped further pare back losses.

Increased ARPU

T-Online.at.

T-Online.at is positioned as a full-service provider on the Austrian market, where it again expanded both its portal and access offerings in the year under review. In the access field, the company introduced new pricing plans for both broadband and narrowband customers during the year, which for the first time also included narrowband access charges. In its portals operations, T-Online.at expanded its reach, thanks partly to partnering arrangements with sites such as www.oe4.at, Austria's largest and most successful party page, and www.cafemobile.at, a mobile community offering up-to-the-minute features for cell phone users.

Atrada.

In 2002, Atrada strictly maintained its focus—established at the end of 2001—on the two prime businesses of online marketplaces and technology development. Particularly in the latter field, the company implemented successful projects together with T-Online International AG (e. g. the T-Online Shop) and outside customers (e. g. for Web hosting purposes). In the marketplaces segment, the second half of the year saw new collaborative ventures established with the Lycos Internet portal and *Impulse* business magazine, aimed at increasing the customer base and the range of products on offer across the full spectrum of marketplaces.

5. Business trends for our projects.

T-Online has entered into a variety of cooperative alliances, some of which are based merely on contractual agreements, e.g. for the supply of content, and some of which have been further developed to include the establishment of corporate entities. The most important companies in this segment are t-info, Auto.T-Online and T-Online Travel.

Segment performance review.

Millions of €	**2002**	2001
Total revenues	41	7
External revenues	37	7
EBITDA*	(13)	(20)
EBITDA less real capital expenditure	(18)	(32)

*Earnings before interest, taxes, depreciation and amortization.

t-info.

The t-info online information portal developed into an international, multi-access portal in 2002.

In and around the company's core business of marketing regional, local and business telephone directories (*Das Telefonbuch, DasÖrtliche* and *GelbeSeiten*), both pay-per-use and free information and other useful services are made available online for various access platforms including cell phones and mobile digital assistants. An Internet relaunch during the reporting year accorded a key role to content-sensitive searching.

Auto.T-Online.

T-Online joined forces with Motor-Presse International (the publisher of titles including *auto, motor und sport*) to operate the portal auto.t-online.de, which offers both free and paid information content covering all aspects of automobiles, driving and mobility. The portal also incorporates an online used auto mart where dealers are able to offer their vehicles for sale.

T-Online Travel.

In the year under review, the travel agent T-Online Travel AG shifted its product focus away from standard package tours to include more air and last-minute travel. In light of current trends in the tourism industry, these are products that sell especially well on the Internet. To support the new product weighting and further improve the range offered, the reservation platform was replaced during the year and the site given a new design.

6. Earnings situation.

In 2002 both the head company T-Online International AG and the Group as a whole achieved positive earnings before interest, taxes, depreciation and amortization, totaling EUR 202 million and EUR 104 million, respectively. The chart shows the progress in Group EBITDA quarter by quarter.

Positive EBITDA


Millions of €
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
-80
-90
-66.4
-56.9
-34.8
-31.2
-14.0
28.8*
35.6
53.2
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002

*Q2 2002 figure includes proceeds from the sale of T-Motion totaling € 27.3 million.

T-Online International AG earned net income of EUR 205 million in the year under review (2001: EUR 63 million). The Group net loss was pared back by EUR 338 million to EUR 459 million.

For the Group as a whole, the main factors in the improved financial performance compared with 2001 were as follows:

Revenue growth pushes ahead

- Continuing strong revenue growth of EUR 444 million (39 percent) to a new total of EUR 1,584 million
- Goods and services purchased, though rising by EUR 124 million (18.1 percent) to EUR 811 million, rose proportionately much less than revenues: That left a gross margin of EUR 773 million (prior year: EUR 453 million)
- Other expenses rose only slightly by EUR 74 million (14.2 percent) to EUR 599 million.

EUR 374 million (84.3 percent) of the EUR 444-million revenue increase was the contribution by T-Online International AG. The "subsidiaries and associated companies" segment attained an overall increase of EUR 40 million, particularly as a result of topline progress by Ya.com and T-Online France.

Revenue trends in millions of €



Jan. 1–Dec. 31, 2001
Jan. 1–Dec. 31, 2002
Increase in %
Access
947.2
1,244.7
+31.4 %
Non-Access
192.7
339.2
+76.0 %
Total
1,139.9
1,583.9
+39.0 %
0
300
600
900
1,200
1,500

Access business remained the key driver of T-Online's revenues in the year under review. Access revenues grew from the 2001 total of EUR 947 million by EUR 298 million (31.4 percent) to EUR 1,245 million in 2002. At the same time, we achieved a 14.9-percent increase in our subscriber base, from 10.7 million in December 2001 to 12.2 million in December 2002.

14.9-percent growth in customer base

Subscribers in millions



Other
Ya.com
Club Internet
T-Online.de
Increase in %
2001
0.22
0.89
0.77
8.76
10.65
2002
0.24
1.00
1.03
9.96
12.24
+14.9 %
0
2
4
6
8
10
12

Revenues grew substantially more strongly than subscriber numbers, yielding a further increase in average revenue per user (ARPU). This can be attributed primarily to the introduction of value-driven pricing plans (tariffs) tailored to customers' particular needs.

Compared with a total of EUR 193 million in 2001, T-Online pushed up its Group non-access revenues by EUR 146 million (76.0 percent) to EUR 339 million. As a result, non-access revenues now account for 21.4 percent of the total (2001: around 16.9 percent). The main factors in this growth story were continuing increases in the reach and attractiveness of T-Online's portals as well as in usage intensity. The proportion of non-access revenues obtained from Deutsche Telekom AG was 36.4 percent (2001: 46.0 percent).

The fact that the cost of goods and services purchased grew proportionately less than revenues did—by EUR 124 million (18.1 percent) to EUR 811 million—is mainly a result of the phasing out of our narrowband flat rate by the end of 2001 and the switch from unit-oriented to capacity-oriented payment for our line access. A related factor was that our introduction of new pricing plans improved the balance of our customer portfolio, which in turn had a positive impact on utilization parameters. New non-access formats also helped to improve capacity utilization, underscoring the effectiveness of T-Online's combined business model. Over and above that, our unfettered growth allowed us to exploit economies of scale, boosting the gross margin to an average of 48.8 percent for the year (2001: 39.8 percent).

Improved capacity utilization

Other expenses increased proportionately much less than revenues—by EUR 74 million (14.2 percent) to EUR 599 million—thanks to measures to cut costs and boost efficiency implemented throughout the T-Online Group in 2002.

As in the previous year, the Group net loss was burdened by scheduled amortization of goodwill totaling EUR 349 million.

The main components in the year's net financial expense (EUR -137 million) were net interest income on moneys invested by T-Online International AG totaling EUR 128 million (2001: EUR 163 million) on the plus side, and the net result from companies consolidated at equity on the other, which came to EUR -263 million (2001: EUR -381 million). The latter figure was adversely affected by the exceptional impairment charge of EUR -224 million (2001: EUR 281 million) against T-Online's equity investment in comdirect AG necessitated by market conditions. The fall in net interest income occurred in the context of declining market rates.

The Group net loss was favorably impacted during the reporting period by the sale of an equity stake in T-Motion, which netted proceeds of EUR 27 million.



Chief Financial Officer Rainer Beaujean at the financial results press conference in March 2002.

7. Net worth and financial situation.

T-Online's consolidated balance sheet shrank by EUR 379 million in the year under review, to a total of EUR 5,730 million. On the assets side, the main contributory factor was the amortization of goodwill, and on the right-hand side of the balance sheet shareholders' equity declined by EUR 448 million.

The following were the predominant features in the net worth and financial situation of T-Online International AG and the T-Online Group in the 2002 financial year:

- Goodwill diminished by EUR 348 million to EUR 1,496 million
- The Group and T-Online International AG have an equity ratio of about 94 percent
- Short and medium-term investments have a total value of EUR 3,664 million
- Cash flow from operating activities in 2002 was EUR 208 million

The bulk of T-Online's noncurrent assets (EUR 1,496 million out of a total of EUR 1,797 million) comprise goodwill, chiefly from the capital consolidation of T-Online France and Ya.com. The EUR 348 million decline in the goodwill figure in 2002 was due to scheduled amortization.

In both the Company and the Group, these long-term assets are fully covered by long-term funding (shareholders' equity and pension accruals). As of December 31, 2002, the Group had an equity ratio of 94 percent and its own resources totaled EUR 5,366 million.

Structure of the consolidated balance sheet


Assets
Shareholders' equity and liabilities
Current assets 31.36 %
Shareholders' equity and long-term liabilities 93.75 %
Noncurrent assets 68.64 %
Short-term liabilities 6.25 %

The balance-sheet total of T-Online International AG grew by EUR 325 million to EUR 4,686 million. On the assets side, the main components were an increase of EUR 152 million in the value of noncurrent assets together with a EUR 178 million increase in receivables, primarily in the shape of increased investments in Deutsche Telekom. The highlights on the equity and liabilities side were the increase of EUR 206 million in shareholders' equity thanks to the Company's earnings growth, and also an increase in accruals.

Short-term liabilities in the Group as a whole totaled EUR 358 million on the balance-sheet date. These are counterbalanced by short and medium-term investments worth about EUR 3,664 million, held almost entirely by T-Online International AG.

Short-term liabilities


2001
2002
3,589
3,664
3,400
3,450
3,500
3,550
3,600
3,650
3,700

Positive operating cash flow

The year-on-year increase of EUR 75 million in investments is also related to the positive net cash provided by operating activities, which came to EUR 208 million for the Group and EUR 304 million for the Company in 2002. The Group cash flow from operating activities, starting out from EBITDA of EUR 104 million, was mainly also comprised of interest received (EUR 97 million) and increased accruals (EUR 46 million), while an increase in trade receivables acted as a diminishing factor (EUR –33 million).

Net cash used for investing activities came to EUR 134 million for operational capital expenditure, after adjusting for the increase in medium-term monetary investments due to switching into longer maturities (EUR 698 million). This new capital expenditure included EUR 67 million in property, plant and equipment to support business operations, EUR 32 million in intangible assets and EUR 2 million in consolidation effects; the expenditure was met in full out of the net cash provided by operating activities.

8. Capital expenditure, purchasing, research and development.

Real and financial capital expenditure.

The main capital expenditure item at T-Online in 2002 was EUR 67 million in plant and equipment—primarily IT equipment such as servers, routers and switches. Capital expenditure on the financial side essentially comprised further expansion of the existing domestic and foreign subsidiaries and associated companies together with acquisitions, including a 37-percent stake in Bild.T-Online and a 50-percent stake plus one share in Interactive Media.

Purchasing.

eBEST e-procurement introduced

In the course of optimizing its purchasing processes, T-Online International AG deployed the eBEST e-procurement system to allow fully electronic generation and processing of internal purchase requests from the beginning of the 2002 fiscal year. This has enhanced transparency in procurement requirements, substantially accelerated processing and brought significant gains in process quality. Preparatory work was also done for further optimization of business processes in 2003. With the introduction of electronic catalogs, employees will be able to place orders with vendors online. This will be followed by automation of invoice processing to further reduce and simplify procurement tasks.

Adoption of the Nations Standard Product and Services Code (UNSPSC) in 2002 has made it possible for Group companies to share procurement data, paving the way for increasingly close cooperation within the international procurement network of the Deutsche Telekom Group.

Research and development.

The software used by T-Online to implement its Internet Media Technology framework is largely based on open Internet standards. Generally speaking, no major research and development in the strict legal sense is necessary to modify these standard products to T-Online's specific requirements. T-Online secures early access to innovative technologies for use in new products, however, by systematically applying innovation management and via the T-Online Venture Fund.

9. Human resources report.

Human resources as strategic partner.

The close integration and dovetailing of its business and human resources strategies set new standards for human resources management at T-Online. Active, customer-driven human resources management plays an essential part in shaping enterprise decisions and processes. The human resources mission is efficient and timely recruiting to secure a well-qualified, highly motivated workforce on market-oriented terms that reflect the requirements placed on employees and suitably reward good performance. Human resources management at T-Online systematically follows and supports corporate strategy.

Customer service project.

Customer service restructured

As an outcome of customer service restructuring the year before, the activities of the Düsseldorf, Siegen and Neu-Ulm locations were outsourced to selected third-party providers in early 2002. Working together with labor representative bodies, we agreed on a reconciliation of interests and severance package to ensure that the terms of employment for the approximately 500 affected employees will remain unchanged for at least 18 months.

Staffing levels.

Workforce grew slightly

In spite of the decision to restructure customer services and transfer many employees at the affected locations to outsourcing providers, the workforce at T-Online International AG grew slightly by 40 employees to a total of 1,734 as per the end of 2002. This was a result of stepping up recruitment in IT, product marketing and sales to reflect the core competencies of T-Online International AG.

Conversely, there was a slight year-on-year net decrease of 107 employees in the workforce of the T-Online Group as a whole, primarily due to reductions at T-Online France, Ya.com and Atrada.

Number of employees at year-end


3,000
2,500
2,000
1,500
1,000
500
0
Financial year
1998
1999
2000
2001
2002
601
949
2,694
2,693
2,586

Values.

Our employees, their skills, motivation and commitment are key to T-Online's business success.

A values system for teamwork

To join with our employees in reaching one profitability milestone after another in our everyday operations, we at T-Online have committed ourselves to a values system for teamwork, developed jointly with management in the second quarter of 2002.

T-Online defines values as: A code of management and conduct providing us with a Group-wide set of rules for working with each other as a team.

The code of conduct is based on five key values—results, responsibility, creativity, commitment and openness—which are embedded in the corporate culture with the aid of employee management and communication tools.

These values, which will have a lasting influence in molding our corporate culture, lay the foundation for successful teamwork within the T-Online Group. Their influence is felt at all levels, from day-to-day work all the way through to shaping our business strategy.

At a staff event, employees experience for themselves what effective project management means to T-Online.



Forward-looking human resources development.

Annual employee interviews

T-Online is about communication: both in its products and throughout its corporate culture. Reflecting this, T-Online introduced annual employee interviews in 2002 as a central management tool to foster open communication on equal terms between managers and employees, to deepen mutual trust and to promote career and personal development.

Actively shaping the labor-management partnership.

Factors including our reliability vis-à-vis employee representatives, good partnership-style relations with employee codetermination committees and a human resources policy that builds on mutual trust allowed us to implement key projects in 2002 that are of critical importance to our corporate development.

10. Report on relations with Group companies.

Up to December 2, 2002 Deutsche Telekom AG held 81.7 percent of the equity in T-Online International AG. That proportion was then reduced to 71.9 percent when Deutsche Telekom disposed of 120 million shares from its holding. On the strength of this continuing majority shareholding, T-Online International AG is directly controlled by Deutsche Telekom AG. Because of the German federal government's de facto majority of the voting rights in Deutsche Telekom, the government also holds indirect control over T-Online.

Dependent company report

There is no control agreement in force. Accordingly, pursuant to Sec. 312 of the German Stock Corporations Act (AktG), the Board of Management of T-Online International AG has drawn up a dependent company report. That report concludes with the following declaration: "The Board of Management hereby declares that, under the circumstances known to it at the time such transactions or measures were executed or omitted, the Company was appropriately compensated for all legal transactions or measures listed in the Report on Relations with Group Companies, and it was not placed at any disadvantage by the fact that said transactions or measures were executed or omitted."

11. Future risks.

T-Online International AG has established a risk management system, one of the purposes of which is to allow the Company to make better use of the opportunities arising in the technological arena and economic environment in which the online market operates, while being able to recognize at an early stage any developments that might jeopardize the Company's continued existence. The early-warning system for risk is integrated into the Controlling function's planning and information systems, and is complemented by internal monitoring.

The following risks can currently be regarded as pertinent to the Group's situation and operations:

- Decisions by the German Regulatory Authority for Telecommunications and Posts with a direct or indirect influence on how and at what level T-Online International AG establishes the rates it charges to its end users.

- Failure of Internet infrastructure such as backbones, distribution servers, peering points, or connections to T-Online computer centers, resulting in slower Internet response times or in the non-availability of T-Online pages or services.

  Total failure of the backbone is regarded as very unlikely, by virtue of the underlying architecture with its multiple paths, which allows alternative network components to be used if certain lines, routers or peering points go down. In addition, a total failure of the server infrastructure for which T-Online International AG is responsible is rated as improbable, as all systems are duplicated and recovery programs are also on hand.

- Impairment of T-Online services due to attacks by hackers or computer viruses, the impact of which can vary considerably, ranging from functional disruption of certain services such as e-mail to the non-availability of particular portals or servers. Throughout the T-Online Group, attacks by hackers and viruses are counteracted by means of firewalls, complex access surveillance and the use of continually updated virus scanners.

- A failure of our customer administration system would carry the risk of billing and collection delays resulting in deferred revenues. T-Online has taken precautions to cover this risk by establishing redundant systems and duplicated links, devising fallback measures and constantly monitoring the billing process.

- The influence of particular market and competitive conditions and specific country risks exposes the economic development of our international subsidiaries, associates and cooperative ventures to certain dangers, particularly as regards the profitability of their operations. In this light, T-Online not only strives constantly to improve cost efficiency but to an increasing extent also consciously sets about realizing synergies within the Group, for example by organizing international product roll-outs or by deploying standardized customer back-end systems.

12. Sustainability.

Beside the economic objectives we pursue in our business, social and ecological issues are important to us as well.

Linking up with Deutsche Telekom, T-Online again implemented a number of initiatives in 2002 intended to make the Internet more closely accessible to people from many different walks of life. These initiatives have a dual purpose in that we can exercise our responsibility toward society as a whole and at the same time promote both the development of the market and our customers' loyalty.

The environmental aspect of our services—the fact that the use of them improves the efficient utilization of resources—is also very significant in our view. It has been shown, for example, that buying books on the Web is better for the environment than using the conventional distribution channel of a brick-and-mortar bookstore.

Finally, by applying a family filter when our search engine is used, we play our part in reducing the impact of discriminatory or other offensive material on the Web which would not be fit for viewing by children or younger teenagers.

13. Outlook.

The market.

We anticipate that the rapid growth in Internet user numbers will continue in 2003. The special focus of T-Online's activities will be quality, however, as this will count for more over quantity in the coming year. In addition to the absolute increase in user numbers, we also expect to see an increase in average online activity per user.

Maintaining growth with high quality

This will be reflected on the one hand in increasing take-up of online shopping opportunities—that is, in more frequent and higher-value transactions—and on the other in the gradual establishment of high-quality paid content and paid services. The growing number of users with broadband access will encourage the establishment of innovative formats and content.

In the online advertising market, we anticipate a continuation of the cautious recovery, with the online share of the advertising market as a whole continuing to rise. Overall, the dividing line between non-access and access business will become increasingly blurred as T-Online systematically applies its combined business model to obtain the maximum out of the resources it buys in. The overriding goal in this process is to establish the Internet as a fourth mass medium. We will step up our emphasis on addressing users' entertainment budgets to realize our vision of offering the best Online experience.

Strategic forecast for T-Online International AG.

From a base of 9.96 million customers at the end of 2002, T-Online International AG plans to take at least a proportionate share of market growth in 2003.

The combined business model will remain the keystone of our strategy, allowing us to consistently exploit synergies between access and non-access operations. We will resolutely expand our portal and content businesses, working with strategic partners from the media sector to continue developing our coherent Internet media network.

A key focus is on expanding our broadband business. The aim here is to attract high-value broadband access customers while strengthening the market lead of our own T-Online Vision broadband portal with specific products such as video on demand, games, and more besides.

In four special shopping shows in the pre-holiday season, Sabrina Staubitz showcased all kinds of products as potential presents.



Premium content in our theme environments will increasingly be marketed across the full range of distribution channels. These currently comprise personal computers and mobile devices, but in the future will extend to television, which we plan to add as a further interactive medium through which users can tune into the T-Online experience.

More products for small and midsize companies

Besides addressing the private user segment, we will further develop our product offerings for small and medium-size business customers. To this end we are increasingly providing content and applications based on hosting and ASP services specifically for business customers through our T-Online Business portal.

Strategic forecast for our subsidiaries and associated companies.

T-Online France plans over the 2003 fiscal year to consolidate its position as the second largest provider in the French broadband segment—but not at any price. The Club haut débit broadband portal launched in November 2002 aims to increase the revenue contribution made by portal activities. Further efficiency gains are anticipated on the input and customer care management sides. Overall, T-Online expects that its French subsidiary will continue improving operating earnings.

The still low level of Internet penetration in Spain gives Ya.com strong growth potential in the access and e-commerce segments over the next few years. Accordingly, Ya.com's objective for the 2003 financial year is to increase revenues from both access and non-access activities. An improvement in operating earnings is anticipated overall.

T-Online.at plans to further consolidate its position as a full service provider in the Austrian market and to expand its portal offerings in cooperation with additional partner sites.

Strategic forecast for the main companies in our projects segment.

In the course of 2003, t-info will be developing and supporting new services such as MMS and WAP 2.0 (color WAP). The company will also press on with developing its site into a multi-access portal as it adds voice-based information products and services.

Auto.t-online aims to extend its offerings in 2003, for example to include mobile (WAP/PDA) content.

T-Online Group to adopt International Accounting Standards.

T-Online undertook all necessary preparations in 2002 to change over its financial reporting from national German standards (based on the German Commercial Code and related legislation) to International Accounting Standards (IAS). From the first quarter of 2003, T-Online Group financial statements will be prepared and published in full compliance with internationally recognized accounting principles and hence with the Prime Standard being introduced by stock exchange operator Deutsche Börse AG. For the 2003 financial year, T-Online will submit IAS-compliant consolidated financial statements exempting it from traditional German reporting requirements, pursuant to Section 292a of the Commercial Code (HGB).

Group revenues, capital expenditure and earnings.

T-Online again expects to achieve positive revenue performance in 2003. Over the next three years, against a background of continuing growth in the access market, rising customer numbers and an increase in the proportion using broadband access, we anticipate continuing access revenue growth over the next few years. The growing acceptance of paid content and paid services—particularly among users of broadband access—promises additional revenue growth in the non-access segment. Our enhanced range of services for business customers from 2002 onward, combined with the expansion of our e-commerce activities, will drive additional revenue growth in future years. However, our combined business model will make it harder to clearly delineate access and non-access products and pricing plans in the future.

Capital expenditure in 2003 will focus on unifying content and service platforms across the Group in order to reap synergies by further integrating our existing subsidiaries and associates. Additional capital expenditure is planned to go into infrastructure for paid content, paid services and business services.

The main determinant of T-Online's earning capacity is the combination of revenues and the capacity utilization of its access platforms, which is raised by fine-tuning the portfolio of access products and increasing the proportion of customers using broadband access. T-Online also aims to achieve further gains in cost efficiency by making additional process improvements and by reaping economies of scale.

On this basis, we anticipate further marked improvements over the next two years in EBITDA and earnings before taxes, both at T-Online International AG and in the T-Online Group as a whole.

Future reports from T-Online will center around the main business performance indicators—figures such as total users broken down by narrowband and broadband, revenues, EBITDA, EBITDA less capital expenditure, and Group earnings before taxes.

Darmstadt, February 14, 2003

T-Online International AG

The Board of Management

Thomas Holtrop

Veronika Altmeyer

Rainer Beaujean

Burkhard Graßmann

Andreas Kindt

The best Online experience




Chanting "Rudi! Rudi!"
From the bedroom terraces.

The best Online experience.
Introduction.

Broadband technology is the key driver of growth in paid content. T-Online has gone from strength to strength in this market, making available all kinds of attractive content, services and formats on the basis of its Internet Media Technology. Add to this our user-oriented pricing plans, and you will see that we really offer our customers "the best Online experience."

Leading market position now stronger than ever.

Not only does T-Online operate the top portal network in Germany, the Group is also well positioned on a European scale thanks to the extensive reach of its products and services. By the end of 2002, the unique audience figure (home and work) for the T-Online domain had already reached 14.2 million.

In the 2002 financial year, the company reached more than 62 percent of all German Internet users each month. The portal network hosts more than three million visitors every day.

By far the greatest reach of all German players

Thanks to its network of portals, T-Online boasts by far the greatest reach of all German market players. On top of this, however, by December 2002 the Group was beating off specialized providers to take top positions in the individual market segments of news, sports, entertainment and computers. What's more, in the segments of finance, careers and facts & knowledge, T-Online gained second place among providers in terms of reach (scource: Nielsen NetRatings). These achievements demonstrate how successful T-Online has been in positioning itself as an Internet media network.

Paid content and services consistently expanded.

As our existing portal business continued its growth, 2002 was also the year when we began to build a new market. Since January 2002, T-Online has offered its customers an attractive spectrum of paid content that is expanded on an ongoing basis. By year end, this range already encompassed more than 3,000 individual content offerings in more than 100 different product categories.

Broad range of premium content

In-depth analysis of anticipated acceptance and the demand situation paved the way for the market launch of this paid premium content, which was accompanied by intensive communications activities. Some big-name providers followed T-Online's lead after several weeks by introducing paid content to their own ranges. T-Online thus set an important milestone in the establishment of a sustainable online business model, at the same time taking on the role of pioneer and trendsetter in the market.

The palette of paid premium services ranged from services of economic benefit such as product tests, tax tips and company information to sports-related features and entertainment offerings. The spectrum was continually expanded as the year 2002 progressed.

Easy-to-bill paid content.

The existing billing relationship with access subscribers—via Deutsche Telekom phone bills—constitutes an easy, reliable, low-cost method of settling the low or minimal charges associated with the use of paid Web content.

Customers who do not use T-Online for their Internet access have the same opportunity to take advantage of our premium offers. In cooperation with DeTeCardService GmbH, we have introduced the MicroMoney payment system. The T-Pay MicroMoney prepaid cards, available in the Deutsche Telekom Group's "T-Punkt" shops and in local post offices, allow the charges for T-Online content and services to be settled efficiently even when the amounts are very small. This means that our premium services have been available to all T-Online portal visitors since August 2002.

Enhanced CRM and billing systems

Within a short time period, we added new functions and features to our CRM and billing systems to meet the new requirements of billing not only Internet access as before, but also paid content and services using new settlement procedures. Even in the first enhancement phase, the remodeled systems offer every customer a choice of payment methods: Charges for services can either be added to the regular T-Online bill or met using the MicroMoney payment card. Major benefits for customers are ease of use (one-click shopping) and an exceptionally transparent purchasing process.

Providing T-Online's services calls for well-tested, reliable technology. We ensure this by applying our Internet Media Technology.

The best Online experience.
Best access.

1. Internet Media Technology.

Technology savvy.

The development of a standardized technology platform for all corporate units—dubbed T-Online Internet Media Technology—has been a key contributor to T-Online's good business performance. This process involved adding unique technology expertise to our in-house expertise in programming high-quality content.

Internet Media Technology.

Uniform technological platform

Working according to its integrated business model, T-Online is continually expanding the range of services and applications it offers. Especially on the Internet, quality, reliability and innovative products are the key factors today in maintaining a competitive advantage and scoring commercial success. To meet these requirements effectively, T-Online deploys and continuously develops leading-edge systems and processes.

Internet Media Technology is the platform for the technologies, systems and associated processes which we use to assemble and configure new products for our customers.


Applications
Enabling services and technologies
Content management, production and delivery
Digital media management
Streaming
Payment and billing services
Personalization
Network (T-DSL etc.)

Internet Media Technology framework.

Breakthrough for broadband.

As 2002 came to a close, more than three million customers had already opted for high-speed Internet via T-DSL. T-Online provides these subscribers with a wide range of multimedia and interactive content. For example, the T-Online Vision portal, launched in early 2002, offers exclusive broadcasts of major sports events such as the Olympic Games, pop concerts, movie trailers and background reports on the newest releases as well as its own "games" show produced in house.

The success of our growth in customer numbers, particularly on the broadband side, means that ever greater quantities of data are being, and will continue to be, transported and accessed as our users surf the Net. As needs grow, T-Online is steadily raising the capacity of its infrastructure and that of its partner enterprises. Speeds are always sufficient for our customers to receive even the broadband products offered by T-Online Vision. Thanks to the modular, scalable technology in use, capacity expansion generates only limited extra costs, so growth in usage means greater economies of scale for T-Online.

Capacity increasing as needs grow

2. Excellent access, versatile pricing.

In terms of connections and modes of access, 2002 was principally the year of T-DSL. High-speed broadband Internet access is a major growth factor for T-Online and the entire online industry. Alongside strong growth in subscriber numbers, new broadband Internet offerings also played their part in the T-DSL success story at T-Online.

Building on the adjustments in 2001 that added a number of budget rates (or "tariffs") to the standard portfolio, the product range was further optimized in 2002, with new, specialized rate packages added for T-DSL users.

Positive experience with the use of T-DSL and the T-DSL flat rate encouraged us to establish a more diversified range of offers for high-speed Internet access. The new rate plans take varying customer needs more into consideration, such as the need for service that is "always on," and are thus helping T-DSL to reach new classes of user. Broadband has long been more than a solution for online veterans only and is now increasingly targeting new users and those looking for greater convenience.

New user classes for T-DSL

In addition to the "classic" flat rate (T-Online dsl flat)—the highest-growth tariff in 2002, with over 1.6 million subscribers—customers can now choose from various volume-based price plans.

The entry-level tariff T-Online dsl 1000 MB, for instance, is an affordable way to switch to high-speed Internet for all customers interested mainly in surfing, chatting and e-mail.

There are also special tariffs for business and private subscribers. T-Online dsl pro is a flat-rate package for wiring one or several workstations, especially attractive for day-time use by smaller business customers.

Tariffs for business and private subscribers

In the course of rate adjustments in 2002, the price tags on existing packages were changed, to the benefit of most subscribers.

One hallmark of a successful portfolio of access products is the fact that the subscriber base has grown for nearly all standard tariffs, even though T-DSL business also thrived so intensely.

Improved use of available capacity was another key hallmark of success in 2002 access business. Thanks to increased off-peak usage, T-Online succeeded in upping its gross margin in access business as its own line or other network usage was purchased based on capacity.

Keeping quality a given.

Service Control Center

T-Online delivers services to its customers at the highest standards of quality. To guarantee both availability and quality, our Service Control Center monitors all services and applications—including all relevant parts of directly linked services and the applications offered by partner organizations—24 hours a day. This monitoring is itself firmly anchored within an integrated, Group-wide quality management system designed to assure not only the quality of products and applications from a technical and functional standpoint but also the quality of service as perceived by our customers, and that of data and processes as well.

Innovation management.

T-Online upholds its innovative capabilities through the ongoing development of existing technologies on the one hand and the application of new approaches and processes on the other. Examples include broadband video technology, digital media management and cutting-edge security procedures.

Early access to innovative technologies

Our systematic innovation management ensures that we will gain early access to innovative technologies, for use in new products for our customers. It allows us both to recognize and to assess innovations at an early stage, so they can quickly be converted into marketable products as required. We apply the T-Online Venture fund to promote innovation, and also collaborate with renowned technology companies and research institutes.

T-Online contributes its experience to, and voices its wishes for future development of the Web in, international cooperative bodies such as the World Wide Web Consortium (W3C), thus helping shape tomorrow's Internet technologies, services and applications. In addition to technological aspects, bodies like W3C also focus on issues such as data protection, security and ergonomics.

For many years now, T-Online has played an active part in efforts to avoid unsuitable material being viewed by children or young teenagers. We are members of Freiwillige Selbstkontrolle der Multimedia-Diensteanbieter e.V. (Voluntary Self-Control for Multimedia Service Providers—a non-profit organization, located at www.fsm.de), and also of the Internet Content Rating Association (www.icra.org), which provides parents with a guide to the suitability of Web pages for viewing by young people.

3. Highlights from our subsidiaries and associated companies.

France: T-Online France.

T-Online France, known nationally under the name of Club Internet, concentrated on expanding its broadband business last year. The objective was to position Club Internet as an innovative, high-caliber brand. To this end, the company launched a promotional campaign giving customers a modem free of charge with every new ADSL connection. Club Internet's competitors joined the price offensive, thus doing much to spread ADSL technology across France.

Expanding broadband business

Its launch of Club haut débit in September made Club Internet France's first Internet service provider to offer a portal with content specifically targeted at ADSL users. On the six theme channels presented—music, movies, games, sports, information and kids—and elsewhere in the "Club," surfers find a choice of free and exclusive, on-demand content.


Saint Gildas
Plan du site

Broadband Internet received yet another push when, in October 2002, T-Online France became one of the first in the country to market 128-kbit ADSL access to private subscribers. Thus T-Online France successfully implemented the T-Online Group strategy on its home turf. With over 100,000 subscribers, T-Online France is currently the nation's No. 2 in broadband business and is gaining its share of the market's growth.

Spain: Ya.com.

In Spain last year, Ya.com also dedicated itself to the T-Online Group strategy, focusing on expanding the premium broadband segment.

Ya.com was the first Spanish provider to give its customers modems free of charge. Aided by an aggressive price strategy, Ya.com scored success in gaining its share of market growth.

Austria: T-Online.at.

T-Online.at followed in its German parent's footsteps by pursuing a strategy based on an integrated business model, i.e. a combination of access and portal business. To this end, the Austrian T-Online subsidiary introduced competitive rate plans in June 2002 in both the broadband and narrowband arenas.

The best Online experience.
Best content—Formats, portals and programming.

Our content strategy: From Portal to Program.

Further focal activities in 2002 were the progressive expansion of T-Online's content expertise and the further development of our range into a unique Web-based media program. The aims were to increase the appeal of our content and, hand-in-hand with that, to further cement customer loyalty.

A viewing schedule on the Web: Regular broadcast slots for interactive formats with clear target groups.

With the integration of time-sensitive programming, our "From Portal to Program" strategy forged ahead during the year under review.

The initial step was to analyze the target groups and their usage habits, then based on this analysis set publication dates for serial content. However, the programming does not replace current news coverage or portal content, but is rather added as a new, complementary format.

Program elements intuitively structured

The goal is to give users an intuitive structure for program elements that appear on a recurring basis, and offer genuine added value by building in multimedia features, interactive components and a great deal of supplemental information.

This concept-driven programming approach is designed along "conventional" media lines, as found in radio or television. However, it is also rounded out by the diverse extra opportunities provided by the new medium. This step allows users to get their bearings much more easily amidst the cluttered abundance that all too often characterizes today's Internet.

T-Online's programming schedule governs how time-sensitive content is published, regularly focusing on the same topic on a particular day of the week. For instance, Monday is "music day" because this is when new CDs hit shop shelves, while Wednesday is "movie day" to give users a heads-up about the week's new releases.

Our programming guide helps users navigate the rich variety of content on T-Online's Web pages.



A characteristic of this novel approach is that content is bundled into formats. Addressing special sub-topics within target-group-specific themes, formats always maintain a uniform structure and design. They are published according to the programming schedule and updated daily or weekly. For users, this means an extensive amount of supplementary information as well as community-related and e-commerce options.

This online programming is rounded out by special reports and coverage, featured topics, live broadcasts, chat sessions with celebrities or experts, and much more besides.

Users can check the programming schedule by looking at a programming guide available online. The programming guide lists and describes all items for each day and week by theme, type of event and time of appearance.

Programming guide online

T-Online got its new campaign off to a good start during the reporting year with a large number of new offerings, some of which are free while others are available only on a premium basis.

Differentiated theme portals spanning all access media.

The launch of our multi-access theme portals in June 2002 represented another milestone on our path from a classic portal to an internet media network. The content and structure of our portal offerings were redesigned based on customer preferences in mid-2002 and expanded to a new depth and breadth. Consistent exploitation of media-specific advantages and opportunities lays the foundation for consistent expansion of T-Online's market position.

Building on the very successful news, finance, sports and entertainment subportals already in place, we relaunched the theme environments for our multi-access portals to cover six topics:

- news
- finance
- sports
- games
- music
- movies.

Even at launch time, there were more than 100 new content offerings distributed across our theme portals. Since then, we have successively expanded the content range.

Federal President Johannes Rau was on hand on January 7 to answer T-Online users' questions in an online chat session.



Our chat studio, which opened up in Darmstadt in November 2001, makes possible regular, professional in-house production of shows and live chats. While as many as around 200 live chats were conducted with celebrities and experts in 2001, this number doubled once again in 2002.

Content management.

A content management system offers great flexibility in support of writers and editors for our multi-access theme portals, enabling them to swiftly publish up-to-the-minute information and optimally manage multimedia content and complex structures.

In harness with the content management system, further components of our Internet Media Technology carry out other specialized functions, one example being the live stream production system.

Developing regular formats.

Showtime at T-Online.

In addition to offering coverage of major events, in 2002 T-Online also demonstrated its talent for conceiving and developing its own productions. In introducing these new formats, T-Online has contributed intensive in-house input to create interactive added value with a genuine, scheduled-media feel to it.

Four regularly scheduled, interactive live shows premiered in July 2002. Each week, the shows are produced and broadcast live from T-Online's in-house Web TV studio in Darmstadt.

Moderated by prominent hosts, the 30-minute shows present highlights in their particular fields, feature guest interviews, invite users to join chats, show trailers—and much, much more.

The music show.

T-Online's music show is presented by Ingo Schmoll. Many celebrity guests appeared on the show in 2002, including Guildo Horn, who staged a live-by-request concert immediately afterwards. Moby, Herbert Grönemeyer, Glashaus and many other stars also took part during the year.

Ingo Schmoll, our music show host.


T-Online

The movies show.

Sabrina Staubitz—well known from her many German TV appearances—welcomes movie buffs every Wednesday and brings them the latest news about the silver screen. The show features racy interviews with stars, coverage of gala premieres, and previews.

The sports show.

Jörg Dahlmann hosts T-Online's weekly sports show. Here, guests talk about their accomplishments and personal goals—like international soccer coach Winnie Schäfer or cycle racer Eric Zabel.

The games show.

Here, hosts Natascha Berg and Malte Höch showcase the latest from the world of games, entertain professional gamers and producers, and share tricks and cheats.

Every Saturday and Sunday, "games—The show" is also broadcast in its entirety by NBC Giga.

In addition, NBC Giga airs highlights from the other shows in a 30-minute clip version. These T-Online formats celebrated their television premiere in October 2002.

Another special feature of the multi-access theme portals is that they support customizable content like newsletters and news tickers. Here, we use the innovative approach of "passive" customization. Without needing to configure anything themselves, users can have the portals gear features to their personal interests if they like.

Gottschalk online.

Since October 2002, German TV personality Thomas Gottschalk has also had his own online show. Broadcast exclusively by T-Online, the monthly interactive show sees the host go head to head with the Web community. Online viewers have an opportunity to discuss current issues such as "Germany after the elections" or "the results of the PISA international student assessment" with the host.



TV celebrity Thomas Gottschalk has his own show on T-Online as well. Every month, the popular host presents "Gottschalk online."

No matter how users find their way to the Web—via narrowband, broadband, or mobile Internet—T-Online guides its customers through all its theme environments and realms of experience. Regardless of the access medium, each subscriber always receives customized content involving the subjects of greatest interest—in a familiar brand environment seamlessly replicated throughout.

Content is not only geared to the specific medium. In addition, entirely new service features are developed and imbued with special benefits arising from convergence of PC-based Internet, broadband capability and mobile service.

Broad content spectrum with clear competitive edge.

Its multi-access-capable theme portals allow T-Online to clearly set itself apart from its competitors on the Internet—in terms both of content structure and its conception to suit all media. The aim is to take greater advantage of the range's commercial potential thanks to a longer value chain and new cross-selling opportunities.

The new content and formats expand T-Online's distribution platform considerably. Paid content sales receive a significant boost thanks especially to the online gaming and music marketing segments.

T-Online.de – Infotainment extraordinaire.

- Access for T-Online customers via T-Online.de
- Online content range with the greatest reach
- The innovatively designed showcase for content's vast variety
- Expansion upon focal themes with current information, interactive features and services
- Allows access to all content, services and e-commerce features

As site traffic and unique visitor numbers prove, T-Online resolutely beefed up its role as an infotainment portal during the reporting year. The year 2002 saw the launch of a new design, and both content and formats were expanded step by step. The result was an innovative online presence prized equally by customers for both the breadth and depth of its content.

Round-the-clock latest news on the German national team

As an official partner to the Deutscher Fußball Bund (German Soccer Federation), T-Online realized a unique program of World Cup Soccer coverage in a major online special. In addition to news updates, the reporting team at the scene provided users with exclusive live video streams and background reports round the clock focusing on the German national team. There were also game reports, German team updates, pictures of World Cup action, comprehensive pre-game coverage and live news tickers for ongoing events. Users were able to pose questions directly to national team players in live chat sessions.

In total, the T-Online editorial team includes more than 70 people professionally looking after the theme areas 24 hours a day, seven days a week. This means that up-to-the-minute news is immediately worked in and brought to the public's attention at our various portals.



The news team on T-Online's 70-person editorial staff won the 2002 "Online-Star" award in the News & Information category.

In honor of its professional reporting, T-Online was awarded the OnlineStar 2002 in the category of News & Information by *com!online* magazine in October.

The sports portal also garnered recognition, particularly for its coverage of the Salt Lake City Paralympics.

T-Online Vision—"Europe's best broadband portal".

The launch of the new T-Online Vision broadband portal at the CeBIT 2002 trade show opened the door to the future of the Net. The first broadband portal in Germany takes full advantage of the opportunities offered by the medium in combination with broadband technology—with an entire arsenal of exclusive content presented in innovative, interactive ways. In addition to attractive content, our new Web offering has upped the product quality ante thanks to increased speed, all-new theme-based environments, TV and CD quality and the opportunity to use content on demand. T-Online's new broadband portal is popular with subscribers and specialists alike: For example, an analysts' report released by Deutsche Bank described T-Online Vision as "Europe's best broadband portal."

The future of the Internet is here

Since its March launch, visitors to T-Online Vision had many opportunities to watch and listen to exclusive concerts. Events like these are an attractive key feature of the broadband portal's offering.



Broadband offers up compelling content.

T-Online Vision made its debut with the broadcast of a live concert by the German bands No Angels and Bro'Sis. Almost 54,000 viewers tuned in to T-Online to catch the live performance.

In September, Bon Jovi presented their biggest hits from the past two decades. T-Online broadcast the concert live on the Internet for all the German fans who couldn't make it to London for the show. Almost 73,000 hits came from Germany—more than from any other country. With a total of 380,000 hits, the live video stream made history as the world's most successful live music event on the Web.

On top of live concerts and coverage of hot news from the music industry—the MTV Music Awards in Barcelona, for instance—T-Online Vision serves up a diverse entertainment lineup. Movie trailers and coverage of the top film premieres are two examples of the focus at "movies." Germany's TV hits, like the soap *Gute Zeiten, Schlechte Zeiten* or the comedy sketch show *Bullyparade*, are available at the portal exclusively. So fans of "GZ, SZ" can go to T-Online Vision to watch the latest episode of the evening series before it is aired on TV, all for only EUR 0.99.

Innovations, new formats, top events.

Another innovation showcased at CeBIT was *Jack-Point-Jack*, the Web's first interactive feature film, allowing users to decide for themselves just how the story should go. *VIPVisite*, the celebrity and lifestyle magazine, reports on the most newsworthy happenings across the globe. At select events, host Nova Meierhenrich interviews prominent people and keeps the public in the know—about everything from Popkomm, the pop music trade show, and New York Fashion Week to the Barcelona MTV Awards. *VIPVisite* is T-Online Vision's first offering to make use solely of rich media format, which blends moving and still images, text and synchronized supplementary data into a novel, choreographed whole.

VipVisite is T-Online Vision's first real rich media format

With new formats like daily live shows, T-Online Vision is not only testifying to the incredible potential of broadband Internet. The portal is also combining media to coin new usage scenarios and application forms. The upshot is the creation of contemporary formats and products as well as, of course, new business models such as games on demand, video on demand and TV show previews.

Online on the go: The mobile Internet.

On behalf of T-Mobile, T-Online is also marketing its multi-access theme portals as mobile features available on WAP-compatible cell phones and Personal Digital Assistants (PDAs). The broad palette of information and entertainment content in each of the focused portals is being expanded and updated step by step.

Paid content is at the forefront in this arena, too. To consistently exploit the advantages of mobile services, T-Online is focusing its mobile activities on "Handy & Mobil," a www.t-online.de subportal. In addition to offering downloads of ring tones and logos, "Handy & Mobil" also acts as a pooled source of other fee-based content such as games and applications.

While working towards the next generation of mobile telephony (3G), T-Online is offering content-driven multimedia messaging services (MMS) via its portal, a technology already viewed as a key revenue generator for the coming UMTS (Universal Mobile Telecommunications System) 3G standard. At the same time, our SMS text messaging facilities are being extended to offer information and entertainment content—the new services are known as Info-SMS and Abo-SMS. T-Online will continue exploring the new avenues of mobile services and cement its position in the field of Web-based mobile communications.

Shared technology acts as platform for all channels.

Already today, users can access T-Online's multimedia content and services through a host of different channels. This seamless content availability on all kinds of terminal equipment—be it a PC, cell phone or PDA—is all made possible by T-Online's Internet Media Technology.

T-Online establishes its mobile Internet product offerings by "bolting on" to its existing editorial and production systems as circumstances require. Our content management system ensures that the mobile content is efficiently produced. Once material has been written and subedited by the specialists, it only takes a few touches by the final editorial staff to adapt it to the different types of terminal equipment.

Consequently, content can quickly and economically be distributed via additional channels or terminal equipment types.

T-Online Business—Serving 1.3 million business customers.

Our new T-Online Business portal opened up shop at the end of January 2002. The portal's target group comprises some 2.5 million self-employed people, freelancers and small to medium-size companies in Germany employing up to 49 people. The focus is on T-Online's approximately 1.3 million existing access customers. At www.t-online-business.de, commercial customers can find a large and varied range of high-caliber content of interest to business people, not to mention business services, a source of professional support for the daily exigencies of the workaday life.

T-Online Business offers a wide variety of content and services for small and midsize companies, all readily at hand on a single portal.


Premium
Nachrichten

A treasure trove for small and midsize companies.

Like a one-stop shop, the product portfolio of T-Online Business covers the entire spectrum of what smaller and midsize companies need: Web hosting, office applications, security solutions, special access rates for companies and information from the business world.

What's more, the breadth and depth of the business content offered are well ahead in the German market. From breaking business news, including special reports on medium-size business issues and specific sectors, to extremely well-grounded specialist information on common business questions in the areas of law, taxes, finance, marketing, and distribution to specialized databases and product and service markets for business tenders: T-Online has the right solution for virtually every business requirement.

Breaking business news and information for SMEs and specific sectors

Premium content that meets business needs.

The range is rounded out by a select, specially compiled portfolio of high-end, fee-based premium content of an exclusive nature.

T-Online Business is designed to give customers exactly what they're looking for and is updated with new content on an ongoing basis. The main emphasis is on expanding offerings aimed specifically at individual sectors and professional groups. Content for additional sectors is slated to join the lineup, in addition to the target groups already addressed today such as the skilled trades, jurists, tax consultants, automobile dealers and engineers.

Offerings for individual sectors and professional groups

Strong partners: Media alliances and content communication.

T-Online ensures that its Internet media network continues to deliver on all counts not only through its own activities and content creation, but also through alliances. The Group has now forged some 400 partnerships, including those with providers of top-quality content, such as TV broadcaster ZDF, Axel Springer Verlag and Motor-Presse Stuttgart. This is T-Online's way of bringing strong brands to the Internet.

A further example is the joint venture Bild.T-Online.de, in which T-Online holds a 37-percent stake. The site www.bild.t-online.de has been up since May 2002 and now records more than 250 million page impressions each month (source: IVW, October 2002). In concert with publishing house Axel Springer Verlag, T-Online is tapping into new revenue sources on the Web—for instance, by offering paid content such as exclusive videos and online games.

bild.t-online.de, launched in May, didn't need long to become a favorite source of content on the German-language Web.



Strategic cooperation with myriad big-name partners.

T-Online sealed another strategic alliance in November 2002: with Hubert Burda Media, whose popular people-centric magazine *Bunte* is now available online at www.bunte.t-online.de. At the same time, the writers' staff of *Bunte* supplies all forms of content for the People section of the lifestyle portal at T-Online.de and provisions a *Bunte* partner channel on the T-Mobile Online portal.

What's more, T-Online works in concert with content providers outside the media business. Since July 2002, FC Bayern Munich has numbered among the Group's strategic partners. T-Online presents the official site of Germany's most accomplished soccer club at www.fcbayern.t-online.de. Exclusive content and the corresponding marketing rights are made available to T-Online's sports portal, which also welcomes the team's top players at numerous well-attended chats with T-Online users.

Live chats are only one of the highlights on star soccer team Bayern Munich's home page, provided by T-Online.


Willkommen beim

Technical systems networked with our partners.

T-Online also exploits synergies in this area by employing its Internet Media Technology in its partner enterprises' operations. Technologies that have been used on a networked basis include the content management system and our streaming technology.

The Bild.T-Online and Bunte.T-Online portals were both realized using the T-Online content management system. A mobile version of our instant messaging tool, T-Online Messenger (TOM), has also been developed for T-Mobile, based on the TOM platform.

Perspektive-Deutschland.

In mid-October 2002, the second round of the largest Internet survey in Germany, "Perspektive-Deutschland" (German perspectives and prospects) was launched under the aegis of former Federal President Richard von Weizsäcker. Following the success of the initial 2001 survey on people's willingness to contribute and to take on responsibilities—conducted by McKinsey, *stern* magazine and T-Online—German institutions have now been given the third degree. The non-profit initiative was posted online at www.perspektive-deutschland.de until the end of the year, asking for the public's opinions of the country's civil service, institutions and organizations. It examined how satisfied Germans are with their political and governmental institutions and what areas they feel need reforming. The results will reveal the public's wish list for improvements, offering first aid for decision-makers.

Former Federal President Richard von Weizsäcker and Dr. Heino Faßbender of McKinskey & Company Inc. at the survey's launch in front of the Reichstag building in Berlin.



With roughly 360,000 questionnaires completed, twice as many citizens participated in the online survey as last year. This strong support is proof that, regardless of demographic factors such as age, education or income, the Internet has established itself as the fourth mass medium. It is fast, direct and interactive and provides a meaningful forum for the democratic exchange of views, so it can be a catalyst facilitating social change and progress.

T-Online is aware of its social responsibilities as a company. That is why we endeavor to constantly expand the Internet's potential and to unlock new benefits for society.

"Ich helfe dir", Scholz & Friends, T-Online and ZDF's joint aid project.

Direct help, from person to person

It was one of the worst disasters Germany has suffered in the last 50 years. Images of the floods in August 2002 shook the country to its core. In response to the victims' needs and the rest of the population's desire to help, T-Online, German national broadcaster ZDF and Scholz & Friends AG created the "Ich helfe dir" (I'll help you) project. The project's thrust was to swiftly pass assistance on directly from one person to another with the guarantee that donations would reach the victims. An Internet portal set up by T-Online's subsidiary, Atrada, allowed donors to place goods, offers of assistance and services on a virtual exchange. Flood victims could then select exactly what they needed. This system ensured an optimized and efficient distribution of donations. Delivery company Hermes Versand Service transported donated goods to the stricken areas at no charge.

The project, backed by Federal President Rau, was a resounding success. At the project's close on 12 November, more than 13,000 donations had changed hands. "Everyone gets so much more out of it than with monetary donations, usually made to anonymous accounts," wrote one of the participants emphasizing the hands-on approach of "Ich helfe dir". Participants also enthused over the project's excellent organization and logistical support.

Highlights from our subsidiaries and associated companies.

t-info: The rich resource.

The information portal t-info has substantially extended its range. Following the online relaunch of the multi-access portal in early 2002, the database including yellow pages, the telephone directory and local calling numbers—with over 94 million entries—can now be searched much more quickly and easily. In addition, t-info can now be accessed on the go and in color via any WAP-compatible mobile phone or PDA/MDA.

Paid content was also introduced here for the first time during the reporting year. The 24-volume Brockhaus Encyclopedia and the Duden language series are two notable inclusions—leaving no question unanswered. These extremely popular reference works for all knowledge and linguistic questions mark only the beginning in t-info's build-up of premium content.

Auto.t-online: Best-of-breed premium content.

T-Online has a particularly strong partner in the area of automotive content: the publishing house Motor-Presse Stuttgart, which puts out the magazine *auto motor und sport*, among numerous other titles. Thus the joint venture Auto.T-Online is a high-quality source of content excellently suited to marketing on a per-fee basis. For instance, the test reports put together by *auto motor und sport* can be downloaded for a small fee.


Home
News
Automarkt
Test & Technik
Zubehör & Tuning
Special der Woche
Navigation by call

Among the useful things automobile fans can find at auto.t-online.de are an extensive new and used car mart and test-drive reports. The range of content is rounded out by numerous services such as a route planner, gasoline price comparisons, and useful hints for used car buyers.

T-Online France: Broadband portal also launched in France.

For T-Online France, too, easy navigation and clear overviews for portal users were at the top of the list during the reporting year. Thanks to the relaunch of the homepage in November, users could get their bearings more easily, with enhanced layout of portal features and services. On top of that, the micropayment system w-Ha was introduced as an additional alternative to the credit card model.

Club haut débit, Club Internet's broadband portal

T-Online France launched a broadband portal—Club haut débit—in 2002, the first ISP on the French market to do so. The portal offers French users *des sensations sans limites*, or "an unlimited world of experience."

Film aficionados can call upon a catalog of over 500 works. Some feature films are available for download in stream format just six months after their big-screen premieres. The games repository includes 40 downloadable simulations as well as strategy, action and online games. Music fans can choose from 3,500 tunes available for download. Especially for Club Internet customers, the portal offers access to LivePass, a package of five live broadcasters. In addition to Eurosport, LCI and MCM2, there are two special interactive Internet channels: Eurosport-News-Broadband and MTV Live. Other stations in the lineup can otherwise be seen only on pay or cable TV.

In building up its broadband portal, Club Internet succeeded in realizing intra-Group synergies by drawing on experience from the launch of T-Online Vision in Germany in March 2002. Thanks to its exclusive, extensive broadband offering, Club Internet appeals to an attractive new target group and can also tap new earnings potential—just like T-Online in Germany.

Ya.com: Substantial portal expansion.

For Ya.com, 2002 was first and foremost a year of fleshing out and fine-tuning portals. The Spanish T-Online subsidiary occupied the top position in each of the community, travel and finance market segments.

To further increase revenues per user, YaTV.com introduced a premium game zone in conjunction with Cartoon Networks in December. The game zone is accessible to Ya.com subscribers free of charge, while customers of other ISPs may sample the range for a fee. In addition, Ya.com offers live Tarot readings for a fee as well as lexical information.

T-Online.ch: Benefiting from synergies.

T-Online.ch is positioned as a horizontal portal, and its news and sports sections geared to Swiss users are produced and maintained by a staff of writers in Zurich. Content for the lifestyle and electronics sections is provided from Germany: Here too, intra-Group synergies are realized by making the most of the common language and harmonized editorial process. The auto category is developed in close cooperation with the German writing staff at www.auto.t-online.de. In addition, a number of products and services such as T-Online photo service (where copies of digital photographs can be ordered online) and an advanced search facility were established in Switzerland in 2002.

The best Online experience.
Best services—Versatility and added value.

Next to high-performance Internet access and the full range of content, one of T-Online's main business success factors is versatile service with high added value: reason enough to invest in continuously improving and extending our range of service products.

Premium services launch success.

Fee-based, premium services grew to become an increasingly important source of revenue in the 2002 financial year. Depending on the type of service, these are billed by monthly subscription or on a pay-per-use basis. Many new products launched in 2002—for example, Profi email—directly build on existing basic services. The new services achieved a high take-up rate very soon after launch. Some 355,000 T-Online customers signed up for value-added services with a monthly basic charge in 2002, while a further 640,000 registered for one of the pay-per-use services.

KomfortPaket: Top service, low price.

The T-Online KomfortPaket product launched in January 2002 is unique on the German market. The package includes two e-mail addresses supplementary to the one all T-Online customers are given automatically. Each address offers 10 MB, or twice the space of a normal T-Online mailbox. The package also comes with Norton AntiVirus™ 2002, the multiple award-winning anti-virus software from Symantec. The latest virus definition files are automatically downloaded whenever a user goes online.

Easy to use: Constantly improving service quality.

Always with an eye to ease of use, we have simplified user interfaces in our applications, access software and registration procedures.

The success of these modifications showed not only in a perceptible drop in the number of calls on our help lines, but also in continuing increased demand for our services and for the T-Online software package. Systematic improvements to registration procedures led to a marked rise in the number of new customers registering online. This allowed further savings in new customer acquisition and administration expenses.

Secure, versatile, successful—Online banking with T-Online.

T-Online had a 74-percent-plus share of the online banking market in 2002 (source: Nielsen NetRatings), making us the German market leader in this segment. This is a result of qualities such as systematic focus on customer needs, multi-bank capability, innovative formats and content, and our reputation for high security standards.

T-Online is market leader in online banking

Some 90 percent of all German banks can be accessed through T-Online Classic. T-Online's banking services are a welcome efficiency boost for participating banks: By helping them move from paper-based to electronic funds transfer, T-Online supports their cost reduction strategies. Customer acquisition, support and loyalty programs, together of course with secure data communications, are the value-added services that make T-Online the partner of choice for German banks.

Text messaging—The modern way to bank.

This service lets registered users view their bank balance and account movements on a mobile phone simply by sending an SMS text message containing their bank PIN to a globally accessible phone number provided by T-Online. The service works in all phone networks and for all banks.

TOM—The T-Online Messenger.

TOM is an instant messenger system that lets our customers see at a glance if any of their friends and acquaintances are online—and communicate with them in real time, i. e. even faster than with e-mail. Users can also share data files and images, make new friends and much more besides. The service was launched internationally in 2001 and has been successfully extended over the past year. A newly incorporated video feature allows users to see and hear each other in real time, too. A webcam, a microphone and a loudspeaker are the only extras they need.

Faster than e-mail

E-mail services to suit every need.

More and more customers are using our service that sends out SMS text messages to notify them by cell phone that e-mails have arrived. Profi eMail is a special convenience service for high-volume users, with 100 MB of mailbox space—20 times the size of a standard mailbox. And users of T-Online's POP3 e-mail service can access their e-mail anywhere, with any device and connection.

Services for photo and media fans.

T-Online Fotoservice prints digital photos on genuine photographic paper and delivers them by mail—a convenient high-quality service with a low price. T-Online MediaMaker offers full-featured image, audio and video processing. A range of basic services is free of charge. More advanced options can be bought in a package on monthly subscription or on a pay-per-use basis.

Business services for professional users.

We have also made major additions to our range of business services, with Internet products focused on Web hosting and online shopping, security and office applications. Various new concepts building on our existing Business Homepage and secureMail products were in development at the end of 2001. These were launched and existing products improved and enhanced over the course of 2002.

Business Directory: The Web catalog.

This is a professional Web catalog exclusively for T-Online business clients and their Web sites. All entries are edited to maintain uniformly high standards. Listing includes registration with numerous search engines, including T-Online's own.

Business Shop: E-commerce made easy.

This high-quality online shop solution is available in two variants: Basic and Professional. Business Shop combines ease of use with custom shop design and, as a unique extra, the ability to offer all products at a mouse-click by mirroring on the heavily frequented T-Online Shopping portal.

secureDesktop: Better safe than sorry.

A security package comprising Norton AntiVirus™ and Norton™ Personal Firewall—perfect for small businesses who want ease of use and quality in a security product.

Business Organizer: Always on top.

Ideal for teamwork, project work and businesspeople who are often on the road, this groupware solution centrally administers e-mails, tasks, appointments and important files for employees and team members to access and share wherever they are.

Business Homepage: Extended functionality.

Business Homepage is a powerful all-in package and is now an even better value than ever—with added mailboxes and extended storage space. As of October 2002, Business Homepage features support for dynamic content, meeting the needs of advanced site owners.

Lexlohn T-Online Edition: Payroll goes DIY.

This Web-based application has been developed in partnership with Lexware, and provides small businesses with an easy way to do their own payroll accounting. A winning advantage of the Web solution is that it is always up to date with the latest legal developments, eliminating the need for updates.

Technical infrastructure for business services.

T-Online's Internet Media Technology also incorporates components covering business services. The technology's modular architecture especially pays dividends in this area, helping to configure new Web services and products quickly and get them up and running for our customers.

An equally vital aspect with regard to business services is the capability to be flexible in linking in services provided by outside firms which then form an integral component of our overall business services range. The modular architecture conforming to industry standards ensures that plugging in these components is a swift, straightforward process.

Services by outside firms flexibly linked in

Outlook: Future business services.

Our product strategy for business services focuses on Web hosting and security. These product segments have great growth potential for the next few years, which T-Online will address with products targeting specific user groups. The launch of innovative application service provider (ASP) solutions will affirm T-Online's innovative lead in the market for Internet services.

Customer service.

T-Online's support for its customers is geared totally to their needs. They can contact customer service by phone, e-mail, fax or regular mail. The "Service Center Technik" not only gives them advice on all T-Online products and services, but is also available 24 hours a day to those who have questions about using other companies' products in conjunction with those of T-Online.

Assistance 24 hours a day

We use powerful technology systems such as our Intelligent Network platform and a fully integrated document management system to ensure both a high level of helpline availability and the prompt processing of customer inquiries.

Beyond that, T-Online offers its customers extensive facilities for fulfilling their needs on a do-it-yourself basis. At the online customer center just one click away from T-Online's home page, users can quickly and conveniently alter their passwords or address details, change to a different pricing plan (tariff), call up their own billing information, sign up for additional services, and much more besides. The customer center gives answers to frequently asked questions, provides assistance in a number of areas and has step-by-step directions for users interested in tweaking their functions by themselves.

Extensive customer self care facilities

Highlights from our subsidiaries and associated companies.

daybyday: Web Organizer now a premium service.

Web Organizer customer numbers above expectations

Web Organizer, initially a free service accessed via www.daybyday.de, has been made a fee-based, premium service. Current customer numbers have exceeded our expectations. Best use is being made of further synergies between daybyday and T-Online as well: daybyday has developed a Business Organizer for T-Online, incorporating such features as a complete tool for online workgroups (an "Outlook on the Web") for small and midsize businesses. T-Online offers this product to its customers as a paid service in its Business portal.

t-info: Information everywhere with mobile services.

Accessible by SMS, WAP mobile phone or PDA, the t-info mobile portal delivers practically the same service as its desktop-format big brother as of this year—whether the information wanted is the nearest 24-hour pharmacy, film listings, the cheapest nearby filling station, or train departure times. Location-based services cheaply and automatically send search results to the user's location, wherever that might be.

From the Brockhaus encyclopedia to the *Stiftung Warentest* consumer guide, t-info offers useful paid content straight to your cell phone or PDA.


Allgemeine Auskunft
Katalog

T-Online France: Paid services take off.

T-Online France is one of the first companies in the T-Online Group to have introduced a dating platform as a paid service. After revamping the highly popular, previously free platform, T-Online's French subsidiary successfully established a pricing plan for the service. The service has retained its popularity even after the launch of the price plan, documented by a rise in the number of active users from 20,000 to 25,000. The site generates approximately eight million page impressions a month.

Ya.com: Paid services successfully launched.

Ya.com likewise introduced a range of paid services in Spain. Among other things, users can download the latest cell phone ring tones and logos. The service is very popular among Spanish users, with 500 downloads a day.

Toward the end of the year, Ya.com introduced its own paid dating service to parallel that of T-Online France. After only two months the portal was attracting six million page impressions a month and had 18,000 registered users.

The best Online experience.
Best buys—Shopping, e-commerce and more.

Shopping on T-Online. Joining the auction fray. Garnering inspiration from shopping shows. We offer our users a unique shopping experience.

A complete makeover for www.shopping.t-online.de.

The T-Online Shopping portal is the German market leader in its field. February 2002 saw the portal unveil a new look and structure, making it easier to navigate the assortment of roughly a million products and over 160 shopping partners. We have created more attractive virtual display areas for our shopping partners and facilitated the use of new business models.

Our Shopping portal gained a new feature in October: a "tell-it-to-a-friend" function to help surfers spread the news of where the best bargains are.



Shopping portal with a media-programming flavor.

Our main concern was to overhaul the design and the product categories, of which there are now 19. This meant remodeling the entire platform, including the statistics systems, placing shopping modules throughout the entire portal network and incorporating additional, specialized marketing slots. Product highlights as well as interesting promotions and themes will feature regularly to give the Shopping portal a media-programming flavor.

Collaboration with Lycos—Reciprocal synergies.

T-Online Shopping now incorporates the search function from the Pangora shopping platform, developed by the Lycos company IBO GmbH. On top of that, our Atrada subsidiary's auction platform has been integrated into Lycos Deutschland as "Lycos Auktionen." Even before joining forces with Lycos, T-Online and Atrada's marketplace network drew a unique audience of over 600,000 users monthly, rating it second only to eBay on the German-speaking Net.

Broadband shopping show.

In November 2002, T-Online Vision launched its first shopping show. This made T-Online the first e-commerce channel in Germany to showcase products and offer them for sale in a TV-style format.

The four Christmas-shopping shows suggested gift ideas and allowed viewers to make a selection of individual items for order and delivery directly to their homes. Starting in March 2003, we aim to step up our use of this broadband e-commerce format and raise its market profile, enhancing the media programming feel in this area, too.

Offers with wide appeal in the T-Online-Shop.

October 2002 saw the opening of our first online shop of our very own. On offer are a selection of some 160 branded electronic goods, such as notebooks, organizers, digital cameras, printers and monitors. The range will be gradually expanded in 2003. Weekly product specials and daily promotions keep our offerings fresh and new, with great appeal to both the brand-conscious and price watchers online.

Recharge prepaid cards online.

Launched in December of last year, T-Online's Cash & Go provides a new digital transaction platform for cell phone users. D1 XtraCards can now be topped up directly via the Internet. 2003 promises to extend this offer to include Vodafone cards. D2, e-plus and O_2 prepaid cards can already be recharged using a voucher system.

New to the line-up: Lotteries and games of chance.

T-Online and the German Lotto/Toto organization have collaborated as strategic partners in the field of lotto and sports betting since winter 2002. An array of products and information related to games of chance and lotteries appears on the "Lotto & mehr" portal. The plans for 2003 are to expand the offering to include a casino, class lotteries and off-track betting. All these facilities will also be available in a broadband format and via cell phone.

Highlights from T-Online subsidiaries and associated companies.

Ya.com—Almost blanket coverage of the e-commerce markets.

During the 2002 financial year, Ya.com continued to broaden the spectrum of its e-commerce offers to cover almost all attractive areas and markets. Portals in the travel, hardware/software, music and auto market segments all rank among the top three service providers on the Spanish market. The travel portal viajar.com is currently one of the most visited online travel agencies in Spain. Transactions on the site over the financial year increased significantly. TiendaPC, a shopping portal for IT hardware and software, boasts one of the fastest-growing online dealerships in the segment in Spain.

Booxtra—Superbly positioned in the online book trade.

T-Online's 25-percent stake in Booxtra cuts it a slice of the pie in one of the fastest-growing areas in e-commerce: the online book trade. Booxtra operates the two domains www.buecher.de and www.booxtra.de. The latter is currently one of the most profitable online book dealers in Germany, with sales that rate it among the top three.

T-Online Travel.

With T-Online Travel, T-Online is active in yet another segment of the German e-commerce market. The core offerings here are flights and last-minute trips. T-Online Travel AG further expanded its range in the year under review, also simplifying the booking process and introducing a design which echoes that of the theme portals.

The best Online experience.
Best advertising.

Online advertising has a bright future. T-Online is ideally prepared for this, offering totally new possibilities to advertisers.

T-Online: Leader of the pack in innovative Web formats.

Portal marketing is an important component of T-Online's business model. We therefore broadened the base of our AdSales division over the last financial year, in terms of both content and staff. 2002 featured product innovations and a diversification of the marketing portfolio. This allowed T-Online to consolidate its market position as one of the leading online advertising vehicles, and to act as a frontrunner in introducing new advertising formats and developing the online advertising market.

Online advertising: Still some catching-up to do.

Online advertising currently holds a market share of only 1.4 percent, while TV commercials swallow 44 percent, print campaigns about 46 percent and radio some 5.4 percent. Despite a persistently sluggish economy, AC Nielsen Media Research indicated a year-on-year gain of over 5.4 percent in the first half of 2002. With its innovative formats and offers, T-Online can have a hand in significantly boosting online advertising's stake in the media mix.

T-Online Vision—A quantum leap in online advertising.

The benefits of speed and high transmission capacity inherent in the broadband portal, T-Online Vision, lift the lid on new possibilities for online advertising. The trend is now away from text-heavy formats in favor of moving pictures. T-Online Vision offers full-screen video of the finest quality. This means that the emotion of film and TV can now also be conveyed online.

Broadband advertising formats—An attractive alternative for business.

T-Online's new broadband advertising formats offer advertisers a one-of-a-kind opportunity for image advertising, brand building and brand cultivation. Users can also have fun interacting with advertisements, which simultaneously increases ad impact. What's more, the fact that advertisers can be contacted by users at the click of a mouse provides them with valuable client and market research data—a huge advantage over one-way communications in the TV, radio and print media.

Rich media opens a whole new dimension—CheckM8.

In spring 2002, T-Online was the first in Germany to implement the innovative CheckM8 adserver technology. This technology facilitates the efficient production and development of rich media elements in online advertising, without undue programming hassles. The advantage for advertising clients lies in being able to place their commercials, independently of standard formats, to achieve maximum impact on the T-Online portal.

With CheckM8, T-Online offers innovative formats that are propelling the market to a new, higher level of development.

The reduced programming requirements translate into increased advertising impact at lower cost. Renowned companies or brands such as Siemens Mobile, American Express, Porsche, Chupa Chups and Mentos have all now placed CheckM8-based campaigns with T-Online.

T-Online Panel—Transparency for online advertising.

The 2002 financial year saw T-Online establish a representative panel for surveying the market. Now for the first time, German companies can obtain an exact profile of their target groups' online behavior. Since March 2002, the online habits of 4,000 Internet users have been placed under scrutiny with the help of the highly regarded market research institutes TNS Emnid and NetValue. The panel provides a sound indication of advertising impact, much in the same way as those established in connection with conventional media.

Campaign Check—Optimizing advertising impact.

Through Campaign Check introduced in the fall of 2002, T-Online enables advertising clients to assess the quantitative and qualitative results of their campaigns. This includes a precise impact analysis allowing improvements to be made after and even during the campaign.

Systems harmonization—Standardized adservers.

In the face of increasingly complex operational sequences and technical systems, T-Online's AdSales has now standardized its adservers and marketing control technology to generate synergies. A central online advertising platform has been set up for all national and international Group companies. This ensures a uniform portfolio of advertising forms, uniform reporting, and the establishment of campaign planning and management standards.

Highlights from our subsidiaries and associated companies.

Bild.T-Online.de.

Following the launch of the joint venture between T-Online and Axel Springer Verlag at the beginning of last year, Bild.T-Online.de went live in May. Since being linked to the T-Online network, the portal has clocked roughly 250 million page impressions (IVW) per month, catapulting it into the ranks of the high flyers among Germany's general interest portals. To complement its classic banner advertising, Bild.T-Online has succeeded in establishing a cross-media product marrying online advertising and a *Bild* supplement as an innovative advertising form that has won over clients such as Sparkasse, Media Markt, Universal and Deutsche Bahn.

Atrada—The Internet marketplace.

Our Atrada subsidiary's Internet marketplace has been thoroughly integrated into the T-Online portal network. What's more, the auction section received a facelift in the spring and the entry page to the auction portal was also made easier to navigate. Users can now locate auctions, fixed-price buying and power buying at a glance.

T-Online France: CheckM8 crosses the border.

CheckM8, the software used in the design of rich media campaigns and already successfully implemented in Germany, crossed the border into the French market with the help of Club Internet in June 2002. Online advertising à la T-Online is thus even more attractive to French advertisers as well.

The introduction of CheckM8 has raised the cost per mille chargeable for advertising campaigns.

Consolidated financial statements

:Investments

Take the bull by the horns.

Keep track of your stocks from your kitchen sink.





Consolidated statement of income.

	Note	2002 thousands of €	2001 thousands of €
Net revenues	(1)	**1,583,884**	**1,139,882**
Other operating income	(2)	76,265	20,007
Goods and services purchased	(3)	(810,884)	(686,399)
Personnel costs	(4)	(146,377)	(137,937)
Depreciation and amortization of intangible assets and of property, plant and equipment	(5)	(434,514)	(414,526)
Other operating expenses	(6)	(599,349)	(524,890)
Financial expense, net	(7)	(136,658)	(217,289)
Results from ordinary business activities		**(467,633)**	**(821,152)**
Extraordinary expenses		0	0
Taxes	(8)	2,239	17,039
Loss after taxes		**(465,394)**	**(804,113)**
Loss applicable to minority shareholders	(9)	6,062	7,266
Group net loss		**(459,332)**	**(796,847)**
Loss per share in €		**(0.38)**	**(0.65)**
EBITDA		**103,539**	**(189,337)**

Consolidated balance sheet.

	Note	**Dec. 31, 2002 thousands of €**	Dec. 31, 2001 thousands of €
ASSETS			
Noncurrent assets			
Intangible assets	(10)	1,556,562	1,913,217
Property, plant and equipment	(11)	97,894	81,655
Financial assets	(12)	142,612	338,077
		1,797,068	**2,332,949**
Current assets			
Inventories		22	2,291
Receivables	(13)	3,611,248	3,381,661
Other assets	(14)	19,421	33,812
Marketable securities		372	4,907
Liquid assets	(15)	268,255	327,361
		3,899,318	**3,750,032**
Prepaid expenses, deferred charges and deferred tax assets	**(16)**	**34,004**	**26,029**
		5,730,390	**6,109,010**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	**(17)**		
Subscribed capital	(18)	1,223,858	1,223,858
Additional paid-in capital	(19)	5775021	577,430
Revenue reserves	(20)	207,486	0
Currency translation adjustment		168	(648)
Unappropriated net loss		(1,840,103)	(1,187,228)
Minority interests		(631)	3719
		5,365,799	**5,814,006**
Accruals			
Pensions and similar obligations	(22)	6,532	5,222
Provisions for taxes		6,934	120
Other accruals	(23)	200,013	162,289
		213,479	**167,631**
Liabilities	**(24)**		
Liabilities to banks		0	150
Advances received		54	0
Trade accounts payable		76,979	83,698
Liabilities to Group companies		26,962	26,870
Liabilities to other companies linked via equity investments		0	55
Other liabilities		12,978	10,633
		116,973	**121,406**
Deferred income	**(25)**	**34,139**	**5,967**
		5,730,390	**6,109,010**

Consolidated noncurrent assets.

thousands of €	Jan. 1, 2002	Acquisition or production cost Currency translation adjustment	Changes in the composition of the T-Online Group	Additions	Disposals	Reclassifications	Dec. 31, 2002
Intangible assets							
Concessions, industrial rights and similar assets, and licenses in such rights and assets	180,716	5	0	30,836	2,316	1,631	210,872
Goodwill arising from consolidation	2,435,605	0	0	1,288	12,073	0	2,424,820
Advance payments mad	4,709	0	0	1,768	1,703	(1,631)	3,143
	2,621,030	**5**	**0**	**33,892**	**16,092**	**0**	**2,638,835**
Property, plant and equipment							
Buildings on land owned by third parties	4,699	0	0	374	1,644	0	3,429
Equipment, plant and office equipment	122,550	6	0	65,290	37,424	58	150,480
Advance payments made and assets under construction	1,889	0	0	1,299	1,111	(58)	2,019
	129,138	**6**	**0**	**66,963**	**40,179**	**0**	**155,928**
Financial assets							
Investments in nonconsolidated subsidiaries	5,166	0	0	7,855	0	0	13,021
Long-term loans to Group companies	0	0	0	875	0	0	875
Investments in associated companies	678,705	0	0	60,904	51,723	0	687,886
Long-term loans to companies linked via equity investments	0	0	0	75	0	0	75
	683,871	**0**	**0**	**69,709**	**51,723**	**0**	**701,857**
	3,434,039	**11**	**0**	**170,564**	**107,994**	**0**	**3,496,620**

Cumulative depreciation, amortization and write-downs							Net carrying amount	
Jan. 1, 2002	Currency translation adjustment	Changes in the composition of the T-Online Group	Additions	Disposals	Reclassifi-cations	Dec. 31, 2002	**Dec. 31, 2002**	Dec. 31, 2001
116,053	0	0	39,723	2,287	0	153,489	57,383	64,663
591,760	0	0	348,717	11,693	0	928,784	1,496,036	1,843,845
0	0	0	0	0	0	0	3,143	4,709
707,813	**0**	**0**	**388,440**	**13,980**	**0**	**1,082,273**	**1,556,562**	**1,913,217**
2,247	0	0	1,601	1,644	0	2,204	1,225	2,452
45,236	(2)	0	44,473	33,877	0	55,830	94,650	77,314
0	0	0	0	0	0	0	2,019	1,889
47,483	**(2)**	**0**	**46,074**	**35,521**	**0**	**58,034**	**97,894**	**81,655**
0	0	0	1,700	0	0	1,700	11,321	5,166
0	0	0	0	0	0	0	875	0
345,794	0	0	213,712	1,961	0	557,545	130,341	332,911
0	0	0	0	0	0	0	75	0
345,794	**0**	**0**	**215,412**	**1,961**	**0**	**559,245**	**142,612**	**338,077**
1,101,090	**(2)**	**0**	**649,926**	**51,462**	**0**	**1,699,552**	**1,797,068**	**2,332,949**

Consolidated statement of cash flows.

	Note	**2002** thousands of €	2001 thousands of €
Group net loss		**(459,332)**	**(796,847)**
Losses applicable to minority shareholders		(6,062)	(7,266)
Depreciation and amortization of noncurrent assets		434,514	414,526
Net interest income		(128,297)	(163,421)
Income taxes		(4,464)	(17,423)
Gains/losses on disposal of noncurrent assets		(24,811)	256
Earnings from associated companies		263,256	380,710
Increase in pension accruals		1,310	2,179
Decrease/(increase) in inventories		2,269	(925)
Increase in other accruals		44,538	70,307
Increase in trade accounts receivable		(32,573)	(23,190)
(Decrease)/increase in trade accounts payable		(6,719)	19,215
Other changes		28,146	(263,524)
Interest paid		(687)	(1,098)
Interest received		96,976	191,155
Net cash provided by/(used for) operating activities	**(26)**	**208,064**	**(195,346)**
Capital expenditure on intangible assets		(33,892)	(39,911)
Capital expenditure on property, plant and equipment		(66,963)	(55,014)
Purchase of financial assets		(69,531)	(12,989)
Proceeds from sale of noncurrent assets		31,613	1,306
Net change in short-term investments (> 3 months to maturity) and marketable securities		(692,965)	(1,461,024)
Net cash used for investing activities	**(27)**	**(831,738)**	**(1,567,632)**
Increase in shareholders' equity		717	0
Repayments of short-term debt		(150)	(2,707)
Repayments of medium-term debt		0	(547)
Net cash provided by/(used for) financing activities	**(28)**	**567**	**(3,254)**
Net decrease in cash and cash equivalents (up to 3 months to maturity)		(623,107)	(1,766,232)
Cash and cash equivalents (up to 3 months to maturity) at beginning of year		891,362	2,657,594
Cash and cash equivalents (up to 3 months to maturity) at end of year		268,255	891,362

Consolidated statement of shareholders' equity.

	Subscribed capital		Additional paid-in capital	Revenue reserves	Currency translation adjustments	Unappropriated net income/(loss)	Minority interests	Total
	Shares issued and outstanding (in thousands)	thousands of €	thousands of €	thousands of €	thousands of €	thousands of €	thousands of €	thousands of €
Balance at Jan. 1, 2001	**1,223,858**	**1,223,858**	**5,761,852**	**0**	**(424)**	**(390,381)**	**1,520**	**6,596,425**
Currency translation adjustment	–	–	–	–	(224)	–	–	(224)
Changes in the composition of the T-Online Group	–	–	12,453	–	–	–	9,465	21,918
Net loss for FY 2001	–	–	–	–		(796,847)	(7,266)	(804,113)
Balance at Dec.31, 2000/ Jan.1, 2002	**1,223,858**	**1,223,858**	**5,774,305**	**0**	**(648)**	**(1,187,228)**	**3,719**	**5,814,006**
Currency translation adjustment	–	–	–	–	48	–	–	48
Changes in the composition of the T-Online Group	–	–	–	(768)	768	–	(861)	(861)
Direct-to-equity changes	–	–	716	208,254	–	(193,543)	2,573	18,000
Net loss for FY 2002	–	–	–	–	–	(459,332)	(6,062)	(465,394)
Balance at Dec. 31, 2002	**1,223,858**	**1,223,858**	**5,775,021**	**207,486**	**168**	**(1,840,103)**	**(631)**	**5,365,799**

Notes to the 2002 consolidated financial statements.
Summary of accounting policies.

Principal business.
The T-Online International Group (hereinafter: T-Online) applies a combined business model incorporating both access and non-access operations, based on which it has continued resolutely with its transformation into an Internet media network. T-Online markets a wide variety of online services, is actively involved in non-access business—a market of the future—and operates a wide range of portals to meet the most varied needs of its large customer base. In addition, T-Online offers a broad array of value added services such as Web hosting, a Web-based personal organizer, e-mail, chat services, and international roaming access.

The parent company within the T-Online Group was first entered into the Commercial Register of the Darmstadt Local Court on December 30, 1999 (registered number HRB 7641), under the name of T-Online International AG.

The proportion of the equity stock of T-Online International AG held by Deutsche Telekom AG (hereinafter: Deutsche Telekom) was 71.9 percent as of December 31, 2002. In accordance with Sec. 20 (4) of the German Stock Corporations Act (*Aktiengesetz*—AktG), Deutsche Telekom informed T-Online in writing on January 25, 2000 that it held the majority of the equity in T-Online International AG as specified by AktG, Sec. 16 (1). Pursuant to the new terms of Sec. 41 (2) in combination with Sec. 21 of the Securities Trading Act (*Wertpapierhandelsgesetz*—WphG), Deutsche Telekom, Groupe Lagardère and the German Federal Government informed T-Online International AG in writing on April 2 and 4, 2002 of the extent of their voting rights. In addition, Deutsche Telekom and the Federal Government notified the Company in writing on December 4 and 19, 2002 respectively, that their proportion of the voting rights had fallen below the 75-percent threshold as of December 3, 2002.

The parent company of T-Online—which prepares consolidated financial statements for the largest corporate group of which T-Online forms part—is Deutsche Telekom AG, of Bonn, Germany. Deutsche Telekom's consolidated financial statements are deposited at the Bonn Local Court.

Relations with the Deutsche Telekom Group play an important role in T-Online's business in Germany. The most important contractual relationships are described in more detail in these notes.

German Corporate Governance Code.
The Board of Management and Supervisory Board of T-Online International AG duly submitted a Declaration of Compliance, pursuant to Sec. 161 of the Stock Corporations Act (AktG), in respect of the recommendations of the Government Commission on the German Corporate Governance Code, and have ensured that this document is accessible to shareholders at all times.

Summary of significant accounting principles.
The consolidated financial statements of T-Online have been prepared in compliance with the German Commercial Code (*Handelsgesetzbuch*—HGB) and Stock Corporations Act (AktG).

The listing on the Neuer Markt segment of the Frankfurt Stock Exchange requires that financial statements be prepared in line with either International Accounting Standards (IAS) or United States Generally Accepted Accounting Principles (U.S. GAAP). Accordingly, T-Online mainly uses accounting and valuation principles in line with those of U.S. GAAP applicable at the balance sheet date. Deviations from U.S. GAAP arising due to the application of the HGB and associated commercial law (or "German GAAP") are detailed in a statement of reconciliation (see Note 32).

The consolidated balance sheet and the consolidated statement of income are prepared in accordance with the classification requirements of HGB Sec. 298 in combination with Secs. 266 & 275. The income statement is prepared using the type-of-expenditure (or cost summary) format. Items are posted in thousands or millions of euros (€, EUR), as declared. Certain items in the financial statements have been combined for the sake of greater overall clarity, and in such cases the components are itemized in these notes. Whenever changes are made in the method of presentation, prior-year amounts are restated on the same basis as those of the reporting year to ease comparison. The segment information provided pursuant to HGB Sec. 297 (1) 2 reflects T-Online's internal organizational and reporting structure. Also pursuant to HGB Sec. 297 (1) 2, the consolidated financial statements include a consolidated statement of cash flows, and further supplementary information is provided by a statement of shareholders' equity. In line with usual international practice, the consolidated statement of income comes first.

The uniform accounting and valuation principles applied to the consolidated financial statements have entailed certain changes to the nonconsolidated financial statements of T-Online International AG on their inclusion into the consolidated statements. These differences, mainly involving adjustments to comply with U.S. GAAP, include the following:

- Direct and indirect pension obligations are valued using the projected unit credit method as specified in Statement of Financial Accounting Standard (SFAS) No. 87 in the consolidated statements, whereas in the unconsolidated statements the direct obligations are reported using the minimum accrual method pursuant to Sec. 6a of the German Income Tax Act (*Einkommensteuergesetz*—EStG). The increase in average life expectancy is taken into account in the measurement of all pension obligations in the consolidated financial statements.

- Acquisitions of financial assets by way of stock swap transactions are posted to the consolidated financial statements as closely as possible to their fair value within the confines of the reporting options granted by German GAAP, but they are carried at a lower amount in the nonconsolidated financial statements.

The financial statements of T-Online International AG and the consolidated financial statements of T-Online, both of which have been issued with an unqualified audit opinion by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, are published in the German Federal Gazette (*Bundesanzeiger*) and filed under HRB 7641 with the Commercial Registry of the Darmstadt Local Court.

Basis of consolidation.
The consolidated financial statements are comprised of the financial statements of T-Online International AG and its subsidiaries.

Subsidiaries, associated companies and other investment holdings have been included in the consolidated financial statements of T-Online according to the following criteria:

- Subsidiaries are companies in which T-Online directly or indirectly holds the majority voting rights or management control.

- Associated companies are companies over which T-Online exerts a significant influence. These are generally defined as companies in which it directly or indirectly holds between 20 and 50 percent of the voting rights, and they are included in the consolidated financial statements using the equity method.

- Companies in which T-Online holds less than 20 percent of the voting rights are carried in the consolidated financial statements at the lower of acquisition cost or fair market value, and classified as "other investment holdings".

The consolidated financial statements include the individual company financial statements of T-Online International AG, the parent, as well as 32 other domestic and foreign companies.

The most significant consolidated subsidiaries are T-Online France SAS, Paris, and YACOM INTERNET FACTORY S.A.U. ("Ya.com"), Madrid.

Seven subsidiary companies were not fully consolidated because they were not material to the net worth, financial position and results of the T-Online Group, whether singly or combined.

The full list of investment holdings is filed with the Commercial Registry of the Darmstadt Local Court (HRB 7641). It is available on request from T-Online Investor Relations in Darmstadt, and is printed on the inside back cover of this annual report.

Consolidation principles.
Capital consolidation is performed using the German GAAP book value method, in which the purchase consideration for a newly acquired investment holding is offset against the shareholders' equity attributable to it as of the acquisition date. Any excess of the purchase consideration over the parent's proportionate shareholders' equity is capitalized as goodwill and amortized over its useful life.

Revenues, income, expenses, receivables and liabilities generated between consolidated companies are eliminated. **Intercompany** earnings and losses and discrepancies arising from the consolidation of intercompany debt are offset and posted to the income statement.

The consolidated balance sheet includes deferred taxes relating to income effects of consolidation whenever the differing tax charge is expected to reverse in later years.

The investments in **associated companies** included at equity are reported using the book value method. Differential amounts arising at the time a company is first consolidated are treated according to the same principles as described above for fully consolidated subsidiaries.

Foreign currency translation.
In Group companies' individual financial statements, receivables, bank balances and liabilities denominated in foreign currencies are translated at the exchange rate applying on the transaction date. Any unrealized losses arising due to exchange rate changes through the balance sheet date are recognized in the income statement, while unrealized exchange gains are not recognized.

The functional currency principle is applied for translation purposes in respect of foreign subsidiary companies: The functional currency is the one used by the subsidiary in its principal operations. The company's operations and financial structure are reflected in the consolidated financial statements as reported in that currency. If a company is a dependent subsidiary (i.e., with operations largely integrated into those of the parent), its functional currency is that of the parent company, and the temporal method of translation is used. By contrast, the functional currency of any largely independent subsidiary is its own local currency. Currently all consolidated foreign subsidiaries of T-Online conduct their operations independently of the parent company, and in their case the currency translation is performed using the modified reporting-date exchange rate method.

For the consolidated financial statements, the balance-sheet items of all foreign subsidiaries located outside the euro zone are translated from the company's local currency into euros using the middle market rate or other specified exchange rate in effect at the balance sheet date.

Currency translation adjustments are posted to the balance sheet directly as equity changes without affecting the income statement. The income statements of foreign subsidiary companies and their results for the year are translated at the year's average exchange rate.

Accounting and valuation methods.
Net revenues consist of all proceeds earned by T-Online in the course of its ordinary business activities. These include, for example, income from basic monthly charges to subscribers, user fees based on online time, income from advertising and e-commerce, provider fees from content hosting, income from the provision of business homepage services for business clients, from the portal agreement with Deutsche Telekom, from the marketing of DSL line access, and from cooperative arrangements with various content providers. The revenues are posted net of value-added tax and sales-related deductions in the period in which they are received in line with the realization principle.

Pension costs for indirect and direct pension obligations under defined benefit plans are actuarially computed and presented using the projected unit credit method, which is common international practice in compliance with SFAS 87. This method works on the basis of the total present value of the future benefit obligations accumulated during the reporting year, and takes into consideration expected future increases in statutory retirement benefits and in wages and salaries.

Total costs in a particular year comprise the normal service cost of the additional pension entitlements accumulated during the year, plus an interest cost surcharge, less the return on assets held to cover pension obligations (plan assets). The pension accruals posted to the balance sheet (= the unfunded accrued pension cost) are calculated according to SFAS 87 essentially by contrasting actual cash outlays with the accounting expense calculated on an actuarial basis as described above.

Marketing expenses are charged to the income statement as incurred.

Tax expense also includes deferred taxes, and other taxes such as vehicle taxes or capital transfer tax. Due to legislative changes which came into effect at the start of 2002, T-Online ceased as of that time to be treated as part of an "integrated fiscal unit" with Deutsche Telekom AG for trade tax purposes, which rendered T-Online liable for trade tax in its own name. Because T-Online would no longer be able to use the trade tax losses it was still possible to ascertain for the period to December 31, 2001, it lodged a refund claim with Deutsche Telekom, which recognized that claim. T-Online is thus entitled to a refund of trade income tax it actually pays, up to the level of its established trade tax loss up to the end of 2001.

Deferred taxes are posted to reflect the expected future tax effects arising from temporary differences between fiscal and commercial reporting; however, any such tax effects that are not expected to reverse in the foreseeable future are not included as deferred tax assets or liabilities. We have exercised the option to report deferred tax assets pursuant to Secs. 306 and 274 (2) of the German Commercial Code (HGB).

Earnings per share for each period are calculated by dividing Group net income/loss by the number of shares outstanding.

Purchased intangible assets consist of the customer base acquired from Deutsche Telekom AG, T-Online expertise and software obtained from third parties, or licenses to such programs. These assets are valued at acquisition cost and amortized on a scheduled basis over their estimated useful lives. The historical purchase cost of the customer base acquired from Deutsche Telekom AG and of T-Online expertise is equivalent to their market value at the time. Acquired goodwill, including goodwill arising from consolidation, is amortized on a scheduled basis over its estimated useful life.

Property, plant and equipment is valued at acquisition or construction cost less scheduled depreciation.

If the value of any noncurrent assets is impaired, nonscheduled write-downs are made accordingly.

Property, plant and equipment as well as intangible assets are depreciated or amortized on a straight-line basis over the following estimated useful lives:

	No. of years
Intangible assets	3–15
Buildings on land owned by third parties	5
Information processing facilities	3–5
Vehicles	5–6
Other equipment, plant and office equipment	5–13

Movable property, plant and equipment is depreciated for a full year if it is acquired in the first half of the year, and at half of the yearly rate if it is acquired in the second half.

Low-value assets (costing up to EUR 410.00) are depreciated in full in their year of acquisition, and assumed to have been disposed of in that year.

Maintenance and repairs are expensed when incurred, and charged in accordance with the source of the repair requirement.

Upon sale or disposal of noncurrent assets, their carrying values (historical cost less cumulative depreciation) are removed from the balance sheet, and a gain or loss is recognized for the difference between the disposal proceeds and the net carrying amount.

Investment holdings and other financial assets are carried at acquisition cost. Low-interest or non-interest-bearing loan receivables are reported at their net present value. Non-scheduled write-downs are made only if an impairment of any financial asset is presumed to be a lasting phenomenon. For non-cash contributions coinciding with the issue of new stock, the acquisition cost is established as the fair value of the shares issued at the time.

Receivables and other assets are posted at their nominal value. Adequate write-downs are carried out to provide for foreseen specific credit risks. Low-interest and non-interest-bearing items with more than one year remaining to maturity are discounted.

Marketable securities are stated at the lower of cost or market value as of the reporting date.

Accruals for direct and indirect **pension obligations** are established and reported as permitted by German commercial law and in compliance with the corresponding U.S. accounting standard (SFAS 87), applying a discount rate of 5.75 percent (2001: 6.0 percent) and taking account of future salary and pension increases.

Provisions for taxes and **other accruals** are reported using prudent best estimates. Sufficient allowance has been made for all recognizable risks in determining the amount of these accruals. Deferred taxes are assessed to reflect the expected future tax effects arising from temporary differences between the financial statements prepared for tax reporting and those for financial reporting purposes. Current tax rates, and local tax rates for foreign Group companies, are used to compute these tax effects.

Except for pensions and similar obligations, accruals are not discounted.

Current **liabilities** are stated as the amount due.

These consolidated financial statements record assets and debts on the basis of certain assumptions and estimates which, along with the risks and uncertainties the Company has outlined, influence both expenses and income for the reporting period. Actual results may differ from those estimates.

Stock-related compensation.

Stock options issued by way of a contingent capital increase are reported as of the time when the options are exercised, not the time when they are granted. Part of the amount received by the company at the time of exercise (reflecting the nominal value of the new shares issued) is posted to the nominal capital stock, and the remainder is posted to additional paid-in capital, both pursuant to Sec. 272 (2) 1 of the Commercial Code (HGB).

Notes to the 2002 consolidated financial statements.

(1) Net revenues.

	2002 thousands of €	2001 thousands of €
Access	1,244,700	947,173
Non-Access	339,184	192,709
	1,583,884	**1,139,882**

Revenues increased by EUR 444 million, or 39.0 percent, over the previous year. Foreign subsidiary companies, primarily Ya.com and T-Online France, contributed roughly 8.8 percent of total revenues.

The access revenues include income from basic monthly charges, user fees based on online time, and other charges to customers.

The access business still generated the lion's share of revenues, accounting for 78.6 percent of the total in 2002. The increase of EUR 298 million (31.4 percent) in access revenues from EUR 947 million in the previous year to EUR 1,245 million is essentially due to growth in subscriber numbers to a new total of 12.2 million as of December 31, 2002 (10.7 million a year earlier), coupled with a steady increase in usage for the most important access products.

Non-access revenues climbed by EUR 146 million (75.6 percent) from EUR 193 million in 2001 to EUR 339 million. Against the background of the substantial increase in our subscriber base, the increase was primarily due to increased advertising revenues and continuing development of our portals.

T-Online generated the bulk of its revenues in Germany, namely EUR 1,444 million. Revenues earned in other European countries totaled EUR 140 million.

(2) Other operating income.

	2002 thousands of €	2001 thousands of €
Reversal of accruals	33,358	13,205
Asset disposals	27,917	96
Elimination of liabilities	4,178	0
Reversal of asset write-downs	3,185	725
Cost reimbursements	1,101	1,090
Other	6,526	4,891
	76,265	**20,007**

Income from the reversal of accruals related mainly to provisions established in the previous year for invoices outstanding.

The income from asset disposals came mainly from the sale of our 40-percent stake in T-Motion plc.

A total of EUR 41 million (2001: EUR 17 million) in other operating income relates to other financial years.

(3) Goods and services purchased.

	2002 thousands of €	2001 thousands of €
Goods purchased	**15,811**	**13,413**
Services purchased		
Telecommunications services	775,377	649,321
Other services	19,696	23,665
	795,073	**672,986**
	810,884	**686,399**

The services purchased mainly consist of telecommunications services provided by Deutsche Telekom for the use of our platform, totaling EUR 664 million.

Goods and services purchased saw an increase of EUR 124 million (roughly 18.1 percent) relative to the prior year. The increase in telecommunications services purchased is directly linked to the growth in the use of access services by our customers.

The fact that the cost of goods and services purchased rose proportionately less than revenues is associated with a reduction in input costs for broadband Internet access as of the first quarter of 2002, introduction of the peak-load pricing model on April 1, 2002 and the final elimination of our narrowband flat rate at the start of the reporting year.

(4) Personnel costs/Average number of employees.

	2002 thousands of €	2001 thousands of €
Salaries	**120,535**	**112,917**
Social insurance, pension cost and other employee benefits		
Social insurance contributions	23,915	20,956
Pension costs	1,927	4,064
	25,842	**25,020**
	146,377	**137,937**

Number of employees (annual average).

	Number 2002	2001
Salaried employees	**2,512**	**2,702**
Trainees/interns	61	56

As a result of the decision to restructure our customer service activities, which involved the transfer of many employees at the locations involved to outsourcing partners, our total workforce fell slightly in 2002.

The staff reductions on the customer service side mainly involved employees in lower pay brackets and temporary staff. The increase in personnel costs is essentially due to the continuing diversification of our product portfolio, calling for a larger number of highly qualified employees.

(5) Depreciation and amortization of intangible assets and of property, plant and equipment.

	2002 thousands of €	2001 thousands of €
Depreciation and amortization of intangible assets	388,440	390,439
Depreciation of property, plant and equipment	46,074	24,087
	434,514	**414,526**

The main charge against intangible assets was amortization of goodwill from the consolidation of Group companies, which included EUR 271 million in respect of T-Online France and EUR 74 million in respect of Ya.com.

Depreciation of property, plant and equipment related mainly to computer hardware, low-value items, and improvements made to rented real property.

The depreciation total also includes nonscheduled write-downs totaling EUR 11 million necessitated by the deployment of new information technologies and by the switch to outsourcing at several locations.

(6) Other operating expenses.

	2002 thousands of €	2001 thousands of €
Sales promotion, commissions, PR work	176,446	142,628
Software, development and other consultancy costs	133,532	101,525
Billing and receivables management/hotline	73,471	70,937
IT support/maintenance	47,546	37,037
Licenses/concession expenses/ insurance costs	26,142	25,875
Rentals	18,617	26,128
Business services/ temporary staff agencies	15,705	25,294
Telephone and postal charges	15,631	20,810
Other employee-related costs	9,437	3,788
Shareholders' Meeting expenses	5,373	4,660
Other	77,449	74,572
	599,349	**524,890**

Expenses for sales promotion, commissions and PR work accounted for 29.4 percent of other operating expenses, after increasing by 23.7 percent over the previous year.

The increase in software, development and other consultancy costs is primarily attributable to an increase in IT consultancy charges for broadband development, non-access-related infrastructure work and ongoing development of our billing systems.

The increases in receivables management and hotline expenses both relate to the growing number of subscribers and the services they use. Increased business volume similarly led to an increase in the cost of IT support in the areas of customer care management and billing systems.

Rental costs derived primarily from office buildings. The decline in this figure in 2002 is connected to the outsourcing of services at the Siegen, Düsseldorf and Neu-Ulm locations. Another expense item substantially reduced in the year under review as a result of our cost saving projects was that of payments to temporary staff agencies.

License and concession expenses chiefly involved expenses for use of the rights to the "T" logo under a brand licensing agreement concluded with Deutsche Telekom AG on January 1, 2000.

A total of EUR 6 million (2001: EUR 17 million) in other operating expenses relates to other financial years.

(7) Financial expense, net.

	2002 thousands of €	2001 thousands of €
Net result from associated companies (includes goodwill amortization)	(263,256)	(380,710)
Income from long-term loans Of which: EUR 15 thousand relating to Group companies (2001: –)	15	0
Interest and similar income Of which: € 118,609 thousand (2001: € 141,205 thousand) relating to Group companies	128,724	164,764
Interest and similar expenses Of which: (€ 358) thousand [2001: (€ 1,074) thousand] relating to Group companies	(441)	(1,343)
Impairment charges against financial assets	(1,700)	0
	(136,658)	**(217,289)**

Interest income derived from fixed-term deposits with Deutsche Telekom and with banks. The level of this income was lower than in 2001 due to reduced market interest rates.

The net result from associated companies includes a charge of EUR 224 million against the carrying value of our holding in comdirect AG, made as a result of the annual asset impairment test.

(8) Taxes.

	2002 thousands of €	2001 thousands of €
Taxes on income (of which € 865 thousand in deferred tax expense and € 5,360 thousand in deferred tax income)	4,464	17,423
Other taxes	(2,225)	(384)
	2,239	**17,039**

New legislation governing the formation of integrated fiscal units for trade tax purposes came into effect on January 1, 2002, as a result of which T-Online International AG's status as part of such an integrated unit with Deutsche Telekom was terminated, rendering the company directly liable for trade tax.

T-Online International AG's trade income tax liability for 2002 totaling EUR 46 million was refunded to it by Deutsche Telekom AG on the basis of an agreement applying to an earlier accounting period: Telekom consented in a letter dated April 11, 2002 to refund T-Online whatever trade income tax charges were made against it up to the level of the trade tax loss applicable to it up to the time the integrated fiscal unit was dissolved on December 31, 2001.

The main component of the income taxes item, amounting to EUR 4,495 thousand, was the formation of deferred tax assets based on temporary differences between fiscal and commercial financial statements.

(9) Loss applicable to minority shareholders.

This item includes pro rata losses applicable to the minority shareholders in T-Online France, T-Online Travel and Auto.T-Online.

Notes to the consolidated balance sheet.

(10) Intangible assets.

	Dec. 31, 2002 Net carrying amount thousands of €	Dec. 31, 2001 Net carrying amount thousands of €
Concessions, industrial rights and similar assets, and licenses in such rights and assets	57,383	64,663
Goodwill	1,496,036	1,843,845
Advance payments made	3,143	4,709
	1,556,562	**1,913,217**

Intangible assets primarily comprise goodwill arising at the time newly acquired T-Online Group companies were first fully included in the consolidated financial statements. The decrease in this item is primarily due to continuing straight-line amortization of the goodwill over its estimated useful life of seven years.

Further details of changes in intangible assets in the year under review can be found in the schedule of consolidated noncurrent assets.

(11) Property, plant and equipment.

	Dec. 31, 2002 Net carrying amount thousands of €	Dec. 31, 2001 Net carrying amount thousands of €
Buildings on land owned by third parties	1,225	2,452
Equipment, plant and office equipment	94,650	77,314
Advance payments made	2,019	1,889
	97,894	**81,655**

The item entitled "buildings on land owned by third parties" actually consists of construction and improvement work carried out on rented buildings.

Additions to property, plant and equipment totaled EUR 67 million in 2002. The items involved mainly comprised equipment, especially IT equipment such as servers, routers and switches, as well as low-value items.

Further details of changes in property, plant and equipment in the year under review can be found in the schedule of consolidated noncurrent assets.

(12) Financial assets.

	Dec. 31, 2002 Net carrying amount thousands of €	Dec. 31, 2001 Net carrying amount thousands of €
Investments in nonconsolidated subsidiaries	11,321	5,166
Long-term loans to Group companies	875	-
Investments in associated companies	130,341	332,911
Other equity investments	-	-
Long-term loans to other companies linked via equity investments	75	-
Long-term loans (other)	-	-
	142,612	**338,077**

Investments in nonconsolidated subsidiaries are valued at acquisition cost.

The main component in the investments in associated companies was the 21.35-percent stake in comdirect AG. In the year under review, the carrying value of this investment was written down by EUR 224 million following the annual asset impairment test.

When two companies valued at equity (Bild.T-Online.de and Interactive Media) were first consolidated at the time the stakes in them were acquired, a positive consolidation balance resulted, amounting to EUR 50 million overall.

Further details of changes in financial assets can be found in the schedule of consolidated noncurrent assets. A full list of investment holdings is filed under HRB 7641 with the Commercial Registry of the Darmstadt Local Court.

(13) Receivables.

	Dec. 31, 2002 thousands of €	Dec. 31, 2001 thousands of €
Trade accounts receivable	113,205	80,632
Receivables from Group companies	3,496,827	3,297,963
Receivables from other companies linked via equity investments	1,216	3,066
	3,611,248	**3,381,661**

Trade accounts receivable were primarily associated with non-access business. The increase over the prior year resulted from the continuing rapid expansion of our operations in this business segment.

The receivables from Group companies chiefly comprised fixed-term deposits with Deutsche Telekom which had a total value of EUR 3,396 million at year end (Dec. 31, 2001: EUR 3,263 million). In line with our rollover investment policy, none of these deposits had a term exceeding 24 months. Also reported here were receivables totaling EUR 55 million resulting from accrued interest on these deposits.

Receivables totaling EUR 205 million had a term of more than one year to maturity.

(14) Other assets.

	Dec. 31, 2002 thousands of €	Dec. 31, 2001 thousands of €
Tax receivables	9,515	22,516
Advance payments made	4,201	2,672
Suppliers with debit balances	3,588	6,437
Receivables from employees	375	280
Miscellaneous	1,742	1,907
	19,421	**33,812**

All "other assets" will mature within one year.

(15) Liquid assets.

	Dec. 31, 2002 thousands of €	Dec. 31, 2001 thousands of €
Cash in banks	268,248	327,348
Petty cash	7	13
	268,255	**327,361**

Liquid assets were reduced relative to December 31, 2001 as additional funds of EUR 50 million were invested with Deutsche Telekom.

The original term of any investments carried as liquid assets is no longer than three months.

(16) Prepaid expenses, deferred charges and deferred tax assets.

This item, totaling EUR 34 million, has two prime components. The main prepaid expenses were advance rentals on server computers and portal software. The second component (EUR 22 million) consisted in deferred tax assets mainly relating to temporary differences between fiscal and commercial reporting in respect of the customer base acquired from Deutsche Telekom.

(17) Shareholders' equity.

In all reporting periods, the structure and terms used in the consolidated statement of shareholders' equity comply with the requirements for presenting the shareholders' equity of a German stock corporation.

The reduction in shareholders' equity by EUR 448 million against December 31, 2001 was substantially due to the Group net loss.

A specific consolidated statement of shareholders' equity for 2002 precedes these notes to the consolidated financial statements.

(18) Subscribed capital.

The subscribed capital of the consolidated group is identical to the capital stock of T-Online International AG.

As of December 31, 2002, Deutsche Telekom AG held 71.9 percent of the equity in T-Online International AG.

The Board of Management is authorized, provided it has the Supervisory Board's consent, to increase the nominal capital stock on a single or on several occasions (in tranches) by a total of up to EUR 611,929,144 in the period through May 30, 2006, by issuing new stock in return for cash or non-cash contributions (Authorized Capital, 2001).

The Ordinary Shareholders' Meeting on May 30, 2001 approved a contingent capital increase of EUR 51,000,000 to fulfill the options on T-Online stock made available in the 2001 stock option program (Contingent Capital II), while it also reduced the contingent capital associated with the 2000 stock option program by EUR 19,785,527 to EUR 214,473 (Contingent Capital I).

By resolution of the Ordinary Shareholders' Meeting on May 29, 2002 the Board of Management of T-Online International AG was authorized to arrange for the company to purchase its own shares in the period through November 19, 2003 pursuant to Sec. 71 (1) 8 of the Stock Corporations Act (AktG), up to a limit of 10 percent of the capital stock at the time of the resolution, i.e. up to 122,385,829 shares. T-Online International AG did not hold any of its own stock as of December 31, 2002.

(19) Additional paid-in capital.

Compared with the amount reported by T-Online International AG in its nonconsolidated financial statements, the additional paid-in capital attributable to the Group is higher by EUR 2,801 million. This is attributable to the premium arising from the valuation of stock acquired in the course of capital contributions in kind (i.e., in stock swaps) at the fair value of T-Online shares tendered. By comparison, the valuation in the financial statements of T-Online International AG is at the par value of T-Online stock.

At the time Ya.com was acquired, Dresdner Bank, in its function as trustee for the stock swap, assumed custody of T-Online stock intended for distribution to Ya.com's employees if certain predetermined targets were met. During the year under review, Dresdner Bank sold 54,064 of these shares on T-Online's instructions since the conditions for their distribution to Ya.com employees had not been met, and subsequently paid over to T-Online the proceeds of the sale totaling EUR 717 thousand. Because these proceeds must be regarded as an indirect monetary contribution to T-Online by Ya.com shareholders causally linked to the issuance of T-Online stock to them, they were allocated as a premium to the additional paid-in capital.

For further details, please refer to the consolidated statement of shareholders' equity which precedes the notes to the consolidated financial statements.

(20) Revenue reserves.

The nonconsolidated income statement of T-Online International AG reports net income for the year of EUR 205,281 thousand. The remaining sum of EUR 193,543 thousand after deduction of the loss of EUR 11,739 thousand carried forward from the prior year was transferred in its entirety to "other revenue reserves," pursuant to Article 21 (3) of the company's Articles of Incorporation.

(21) T-Online International AG stock option plans.

2000 stock option plan.

T-Online International AG offered certain of its employees stock options for the first time in 2000. On the authorization of the Shareholders' Meeting in March 2000, T-Online granted participants in the plan 214,473 options covering 214,473 shares on July 6, 2000, at a subscription price of EUR 37.65. These options remain in force through July 6, 2005. The Shareholders' Meeting in March 2000 resolved to make available a total of 20,000,000 shares as contingent capital for the future issue of options in the 2000 stock option plan. At the May 30, 2001 Shareholders' Meeting, the contingent capital increase was scaled back to EUR 214,473.

None of the options granted under the 2000 stock option plan has so far been exercised. First of all, it was impossible to exercise any options until after the lock-up period had ended on July 6, 2002. Secondly, the options do not qualify to be exercised until both an absolute and a relative performance target have been met at least once during the period July 7, 2002–July 6, 2005. To fulfill the absolute performance target, the 30-day moving average of T-Online's closing stock price on Xetra computerized trading at the Frankfurt Stock Exchange must exceed the predetermined strike price by more than 40 percent.

The relative target is defined in terms of T-Online stock's price performance set against the Dow Jones Euro Stoxx Telecom® index. Before the options qualify to be exercised, the price of T-Online stock subsequent to the expiry of the two-year lock-up period—adjusted for dividends, subscription rights or other special entitlements to reflect total shareholder return—must outperform the Dow Jones Euro Stoxx Telecom® index by more than 20 percent on a 30-day moving average basis.

The weighted average residual term of the options outstanding as of December 31, 2002 was 2.5 years.

The movements and transactions associated with the stock options (cited in thousands) issued to entitled persons by T-Online International AG under the 2000 stock option plan are summarized below:

2000 stock option plan

	2002		2001		2000	
	Stock options	Strike price in €	Stock options	Strike price in €	Stock options	Strike price in €
Outstanding stock options at beginning of year	**117**	**37.65**	**177**	**37.65**	**Not applicable**	**Not applicable**
Granted	0	–	0	–	214	37.65
Exercised	0	–	0	–	0	–
Expired	5	37.65	60	37.65	37	37.65
Outstanding stock options at end of year	**112**	**37.65**	**117**	**37.65**	**177**	**37.65**
Exercisable at year end	0	–	0	–	0	–

2001 stock option plan.

To pave the way for the 2001 stock option plan, the Ordinary Shareholders' Meeting on May 30, 2001 voted to increase the value of T-Online International AG's contingent capital by EUR 51,000,000, authorized the Supervisory Board to issue options to members of the Board of Management, and also authorized the Board of Management to issue them to senior management below board level. Those entitled include directors, senior managers and selected specialists at T-Online International AG together with members of management boards, executive managers and other directors, senior managers and selected specialists at other Group companies in Germany and abroad in which T-Online International AG directly or indirectly holds a majority stake.

The new plan was established as a premium-priced plan. For an option to be exercised, the strike price is set at a premium of 25 percent above a reference stock price. That reference price consists of the nonweighted average closing price of T-Online's stock on Xetra computerized trading at the Frankfurt Stock Exchange (or on any successor computerized trading system) on the 30 trading days immediately preceding the granting of the option. If the average closing price as just described is lower than the Xetra (or successor system) closing price of T-Online's stock on the option's day of issue, this closing price will be used as the reference stock price instead.

The options under the plan are to be issued over a five-year period in annual tranches, 2005 thus being the last financial year in which options may be granted.

Exercise entitlements are such that exactly half of the options granted to an authorized plan participant on a particular date are subject to a lock-up period of two years from that date. However, the other half are subject to a longer lock-up period of three years from the date on which they are granted. The options expire ten years after their date of issue. Thus the option rights granted in the first tranche in 2001 will lapse irrevocably, without substitution or compensation, no later than August 12, 2011, and those granted in the second tranche in 2002 no later than July 14, 2012. The weighted average residual term of the options outstanding under the 2001 plan as of December 31, 2002 was approximately nine years.

On the basis of the authorization by the May 2001 Shareholders' Meeting, 2,369,655 options were granted in the first tranche of the 2001 plan on August 13, 2001. In the second tranche, 2,067,460 options were granted on July 15, 2002. The strike price, which functions as a performance target, was EUR 10.35 (the reference price of EUR 8.28 plus 25 percent) for the first tranche and EUR 10.26 (EUR 8.21 plus 25 percent) for the second.

The movements and transactions associated with the stock options (cited in thousands) issued to entitled persons by T-Online International AG under the 2001 stock option plan are summarized below:

2001 stock option plan

	2002		2001	
	Stock options	Weighted average strike price in €	Stock options	Weighted average strike price in €
Outstanding stock options at beginning of year	**2,348**	**10.35**	**0**	**-**
Granted	2,067	10.26	2,369	10.35
Exercised	0	-	0	-
Expired	0	-	21	10.35
Outstanding stock options at end of year	**4,415**	**10.31**	**2,348**	**10.35**
Exercisable at year end	0	-	0	-

The Ya.com stock option plan.

At the time T-Online acquired its stake in Ya.com, employees of that company were granted 1,863,886 options to acquire stock in T-Online; the capital stock of T-Online International AG was increased accordingly by EUR 1,863,886 by a resolution passed on September 22, 2000.

The movements and transactions associated with the stock options (cited in thousands) issued by T-Online International AG under the 2001 stock option plan in the course of the acquisition are summarized below:

Ya.com 2000 stock option plan

	2002		2001		2000	
	Stock options	Strike price in €	Stock options	Strike price in €	Stock options	Strike price in €
Outstanding stock options at beginning of year	**1,084**	**-**	**1,864**	**-**	**Not applicable**	**Not applicable**
Granted	0	-	0	-	1,864	-
Exercised	376	-	692	-	0	-
Expired	342	-	88	-	0	-
Outstanding stock options at end of year	**366**	**-**	**1,084**	**-**	**1,864**	**-**
Exercisable at year end	366	-	1,084	-	280	-

In its function as trustee for the stock swap when the Ya.com acquisition was made, Dresdner Bank holds 430 thousand T-Online shares originally reserved in readiness for the potential exercise of stock options that have since expired. These shares may now be sold on T-Online's instructions. Because the proceeds from the sale of the shares must be regarded as an indirect monetary contribution to T-Online by Ya.com shareholders causally linked to the issuance of T-Online stock to them, they have to be allocated as a premium to the additional paid-in capital.

T-Online recognizes stock options in the financial statements at the time they are exercised, not the time they are granted. Given that no stock options from either the 2000 or the 2001 plans were eligible for exercise as of the reporting date, no additional personnel costs arose from stock options in the 2002 financial year according to German commercial law.

Pro forma figures on time values.
SFAS 123 requires that pro forma information be provided as if a reporting company actually disclosed an employee stock option program on its balance sheet according to time values. The time value of T-Online's options issued in the stock option plan was computed on the day the options were granted using a stochastic model of option pricing to take into account the option terms and the SFAS 123 requirements. This model simulates a number of different performance scenarios for T-Online stock and the benchmark index, for the anticipated lifetime of the options.

The assumptions made at the time the options were granted and the time values thus computed were as follows:

	2002	2001
Expected dividend yield	0%	0%
Expected stock volatility	71.8%	60.0%
Risk free interest rate	4.33	4.65
Expected option term (years)	5	5
Time value	4.06 €	3.72 €

In the pro forma calculations, the estimated time value of the options on the day they are granted is expensed on a distributed basis over the expected option term. The impact of the options on Group earnings and earnings per share using the time value method is estimated as follows (in EUR thousands or per-share amounts):

	2002	2001
Group net loss		
Reported applying HGB	(459,332)	(796,847)
Pro forma, applying SFAS 123	(464,291)	(798,475)
Basic earnings per share		
Reported applying HGB	(0.38)	(0.65)
Pro forma, applying SFAS 123	(0.38)	(0.65)
Diluted earnings per share		
Reported applying HGB	Not applicable	Not applicable
Pro forma, applying SFAS 123	Not applicable	Not applicable

Given that T-Online did not issue any options to employees before 2000 and 2001, the effect of applying SFAS 123 to personnel costs and their disclosure is not necessarily representative of the options' impact on earnings in future years.

(22) Pensions and similar obligations.
The pension obligations of T-Online to its employees derive from a number of defined benefit plans. They include both direct pension commitments made by T-Online and indirect commitments through Deutsche Telekom's occupational pension support fund Deutsche Telekom Betriebsrenten-Service e.V. (DTBS).

The basis of computation for the direct and indirect pension obligations of the T-Online companies as reported in the financial statements is shown below:

Direct obligations	SFAS 87 and the "new Heubeck tables"
Indirect obligations (via DTBS)	SFAS 87 and the "new Heubeck tables"

The "new Heubeck tables" are the biometric tables intended as a basis for actuarial estimates and published in 1998 by Dr. Klaus Heubeck.

The level of pension obligations was assessed using actuarial principles that are consistent with U.S. GAAP as specifically defined in SFAS 87. The underlying assumptions were as follows:

	2002 in %	2001 in %
Discount rate	5.75	6.00
Projected increase in salaries	2.75–3.5	2.75–3.5
Expected return on assets	6.00	6.00
Projected increase in statutory pensions	1.0–1.5	1.0–1.5

On that basis, the obligations provided for on the balance sheet are:

	Dec. 31, 2002 thousands of €	Dec. 31, 2001 thousands of €
Pension obligations		
Direct	5,662	4,051
Indirect	870	1,171
Unfunded accrued pension costs	**6,532**	**5,222**

The direct pension obligations involve individual commitments to employees, in some cases taken on by T-Online from elsewhere in the Deutsche Telekom Group.

The indirect pension obligations relate to employees who came to T-Online from Deutsche Telekom, and who at the time of their move had been making compulsory contributions to a plan run by Versorgungsanstalt der Deutschen Bundespost (VAP). The DTBS referred to above was established on August 1, 1997 as a support fund to cater for these employees' pension entitlements.

The benefits due to employees through the direct arrangements are invariably scaled on the basis of salary levels and years of service; the benefit entitlements are generally fixed according to the amounts credited by T-Online to its capital accounts. The benefit commitments which T-Online assumed from the VAP have now been redefined in the context of a collective agreement, resulting in these prior commitments being superseded. The parties agreed to new arrangements that will take due account of the vested rights accumulated by past contributions to the VAP. Pursuant to the new agreement, the benefits due to retirees and employees approaching retirement will remain unchanged. The vested benefit entitlements of younger employees have been converted, according to a formula depending on the number of years they had contributed to the former plan, into an initial amount for a cash balance plan managed by the employer via a capital account.

If employees with benefit entitlements were aged 35 years or older and had paid contributions to the VAP for more than 10 years by the due date, their entitlements are now managed directly by the DTBS fund. All other employees' benefit entitlements are due directly from T-Online.

The following table itemizes pension obligations as calculated according to U.S. GAAP:

	Dec. 31, 2002 thousands of €	Dec. 31, 2001 thousands of €
Accumulated benefit obligation	**8,804**	**7,517**
Effect of projected increases in salaries	304	291
Projected benefit obligation	**9,108**	**7,808**
Plan assets at fair value	(1,436)	(2,087)
Projected benefit obligation in excess of plan assets	**7,672**	**5,721**
Adjustment for unrecognized net gains/(losses)	(1,380)	(635)
Pension accruals for t-info and T-Online Travel	240	136
Unfunded accrued pension cost	**6,532**	**5,222**

Movements in the projected benefit obligation according to U.S. GAAP:

	2002 thousands of €	2001 thousands of €
Projected benefit obligation as of January 1	**7,808**	**5,406**
Service cost (for newly accrued entitlements)	1,647	1,159
Interest cost (for existing entitlements)	468	338
Adjustment for increased number of employees	196	750
Adjustment for unrecognized actuarial gains/(losses)	487	303
Benefits actually paid	(22)	(11)
Business combination	(1,149)	-
Obligations assumed from other pension funds	(327)	(137)
Projected benefit obligation as of December 31	**9,108**	**7,808**

Development of plan assets at fair value according to U.S. GAAP:

	2002 thousands of €	2001 thousands of €
Plan assets as of January 1 (at fair value)	**2,087**	**2,125**
Actual return on plan assets	(140)	(43)
Employer contributions to external pension bodies	196	90
Benefits paid	(22)	(11)
Plan asset transfer	(685)	(74)
Plan assets as of December 31 (at fair value)	**1,436**	**2,087**

Net periodic pension cost is summarized as follows:

	2002 thousands of €	2001 thousands of €
Service cost (for newly accrued entitlements)	1,647	1,159
Interest cost (for existing entitlements)	468	338
Expected return on assets from the DTBS plan	(125)	(138)
Amortization of unrealized gains	7	88
Periodic pension cost	**1,997**	**1,447**
Extraordinary expenses owing to increase in the number of employees and to employees' own contributions	196	751
Net periodic pension cost	**2,193**	**2,198**

In February 1997, the Financial Accounting Standards Board issued its SFAS No. 132 (Employers' Disclosures about Pension and Other Postretirement Benefits). This standard did not bring any change in the method of calculating pension expenses and/or accruals, but called for standardization of disclosure and reporting, meaning that certain disclosure requirements were discontinued. T-Online applies the recommendations of this statement to all reporting periods.

(23) Other accruals.

Other accruals comprise the following items:

	Dec. 31, 2002 thousands of €	Dec. 31, 2001 thousands of €
Provisions for taxes	**6,934**	**120**
Accruals other than taxes		
Invoices not yet received	148,381	101,505
Obligations relating to employees	15,940	13,991
Other risks	35,692	46,793
	200,013	**162,289**
	206,947	**162,409**

Accruals for invoices not yet received primarily relate to services used in the fields of marketing, technical systems, portals, IT, customer care and administration, as well as advertising cost contributions, sales commission, and the anticipated cost of consultancy services.

Accruals for other risks cover cost settlements not yet effected and risks from current legal disputes.

(24) Liabilities.

	Dec. 31, 2002				Dec. 31, 2001			
		Of which, due in				Of which, due in		
thousands of €	**Total**	up to 1 year	over 1-5 years	over 5 years	Total	up to 1 year	over 1-5 years	over 5 years
Liabilities to banks					150	150		
Trade accounts payable	77,033	76,629	404		83,698	83,698		
Liabilities to Group companies	26,962	26,923	39		26,870	26,870		
Liabilities to other companies linked via equity investments					55	55		
Other liabilities	12,978	12,978			10,633	10,633		
Of which: from taxes	5,099	5,099			2,584	2,584		
Of which: from social insurance and other employee benefits	1,580	1,580			1,613	1,613		
Total liabilities	**116,973**	**116,530**	**443**		**121,406**	**121,406**		

The liabilities to Group companies include payments due for services rendered by Deutsche Telekom AG and other companies in the Deutsche Telekom Group.

(25) Deferred income.

This item primarily consists of basic access charges received in advance.

Notes to the consolidated statement of cash flows.

The consolidated statement of cash flows has been prepared to conform to International Accounting Standard IAS 7, which essentially corresponds to the German accounting standard DRS 2, and is recognized as an equivalent by U.S. GAAP.

T-Online uses the term "fungible monetary assets" to refer to cash in banks, petty cash and the fixed-term deposits with Deutsche Telekom AG. Fungible monetary assets as of December 31 increased by EUR 74 million year on year.

	Dec. 31, 2002 thousands of €	Dec. 31, 2001 thousands of €
Cash in banks and petty cash	268,255	327,361
Fixed-term deposits with Deutsche Telekom AG	3,396,000	3,262,500
Fungible monetary assets	**3,664,255**	**3,589,361**

The **cash and cash equivalents** reported in the consolidated statement of cash flows consist of the liquid assets carried on the balance sheet plus those fixed-term deposits with Deutsche Telekom AG that had original maturities of up to three months. The following table shows the components of cash and cash equivalents as of December 31, 2002:

	Dec. 31, 2002 thousands of €	Dec. 31, 2001 thousands of €	Change thousands of €
Cash assets with maturities of up to three months:			
Petty cash	7	13	(6)
Cash in banks	268,248	327,348	(59,100)
	268,255	**327,361**	**(59,106)**
Cash equivalents			
Fixed-term deposits of up to three months with Deutsche Telekom AG	0	564,001	(564,001)
	268,255	**891,362**	**(623,107)**

These short-term funds fell in the year under review by EUR 623 million to EUR 268 million.

This was due to the following changes:

(26) Net cash provided by operating activities.
Cash flow for operating activities was positive at EUR 208 million. Taking the Group net loss of EUR 459 million as the starting point, the item primarily results from corrections for non-cash depreciation, amortization and write-downs on noncurrent assets of EUR 435 million and results from associated companies of EUR 263 million.

(27) Net cash used for investing activities.
Net cash used for investing activities in the year under review came to EUR 832 million. The net cash used for real capital expenditure (totaling EUR 139 million) is obtained by correcting for the increase of EUR 698 million in medium-term funds, classed as short-term investments and marketable securities, as deposit terms were lengthened. In the reporting year, the real expenditure was mainly devoted to property, plant and equipment. The net cash outflow was fully covered by the net cash inflow from operating activities.

(28) Net cash provided by financing activities.
In the year under review, financing activities yielded a small net inflow of funds.

Other disclosures.

(29) Commitments and contingencies.

	Dec. 31, 2002 thousands of €	Dec. 31, 2001 thousands of €
Purchase commitments	38,878	195,655
Obligations under rental and lease agreements	21,915	16,640
Obligations under maintenance and service agreements	22,886	54,823
Contingent liabilities	89,613	171,294
	173,292	**438,412**

EUR 108 million of the commitments and contingencies (2001: EUR 164 million) related to Group companies. They include a contingent mandatory capital contribution of EUR 86 million to the T-Online Venture Fund which can be called upon according to the fund's financing needs.

Expenses under rental agreements concern rented office space. Rental expense in 2002 totaled some EUR 13 million.

The minimum obligations flowing from rental and lease agreements with remaining terms of more than one year as of December 31, 2002 were as follows:

Year	thousands of €
2003	8,508
2004	7,482
2005	1,767
2006	1,408
2007	1,186
After 2007	1,564
Minimum rental and lease payments committed	**21,915**

T-Online International AG is party to a number of legal disputes on competition issues and other legal actions. Costs of litigation and any anticipated losses from cases decided to T-Online's detriment have been covered by litigation accruals. The Board of Management does not believe that any additional costs will have a material adverse effect on the net worth, financial position or results of T-Online International AG.

(30) Compensation of members of the Board of Management and Supervisory Board.

According to Art. 16 of the Articles of Incorporation, ordinary members of the T-Online Supervisory Board receive annual remuneration, payable after the financial year end, of EUR 10,000 over and above the reimbursement of their expenses. The chairman of the Supervisory Board receives EUR 20,000 and the deputy chairman EUR 15,000. Any members of the Supervisory Board who did not hold office for the full duration of the year receive one twelfth of a year's compensation for each month or part-month in which they were members. In addition, members of the Supervisory Board receive an attendance award of EUR 200 for each plenary or committee meeting in which they have participated. The value-added tax payable on both compensation and expenses is refunded by the Company.

In 2002, the Supervisory Board of T-Online received attendance awards of EUR 84 thousand and other expense reimbursements totaling EUR 2.5 thousand. Amounts of stock held by the members of the Supervisory Board as of December 31, 2002 were as follows: Dr. Eick and Mr. Hedberg held 2,000 shares each, while Dr. Hirschberger held 1,085 and Ms. Jackson 50 (all unchanged from the previous year end). Mr. Ricke no longer holds any T-Online shares (2,000 at prior year end). Supervisory Board members Mr. Blessing, Mr. Brauner, Mr. Häuser, Mr. Hoch, Dr. Rolle, Mr. Lagardère and Ms. Kusz do not hold any T-Online stock. As of December 31, 2002, none of the Supervisory Board members held any stock options as provided in the plans described in Note 21.

Provided that the 2002 financial statements of T-Online International AG are adopted in their current form, the total compensation of the Board of Management will amount to EUR 3,160,862.18 (of which EUR 1,455,430.46 is performance-related). The holdings of T-Online stock by members of the Board of Management of T-Online International AG on December 31, 2002 were unchanged relative to the previous year end. Details of T-Online International AG's stock option plans are provided in Note 21. These are the members' individual holdings: Mr. Holtrop, 2,500 shares and 235,188 options (141,780 options on Dec. 31, 2001); Ms. Altmeyer, 1,000 shares and 64,635 options (35,445 options on Dec. 31, 2001); Mr. Beaujean, 550 shares and 68,805 options (35,445 options on Dec. 31, 2001); Mr. Graßmann, 1,050 shares and 90,350 options (52,820 options on Dec. 31, 2001); and Mr. Kindt, 550 shares and 21,267 options (no options on Dec. 31, 2001). The company exercises the protective clause contained in Sec. 286 (4) of the Commercial Code (HGB) in respect of total compensation received by former members of its Board of Management.

(31) Segment information.

The segment information provided as required by HGB, Sec. 297 (1) 2 reflects T-Online's internal organizational and reporting structures, as follows:

T-Online International AG's German operations:

This segment includes the parent company, the market leader in Germany, where it deploys a combined business model based on access and non-access activities.

Subsidiaries and associated companies:

This segment includes both foreign companies (Ya.com, T-Online.at, T-Online.ch and T-Online France) and domestic ones (Atrada, daybyday). All of them have been operating for several years in a dynamic market environment, and have established a good position in the marketplace. While the foreign subsidiaries mainly have combined business models incorporating access and non-access activities, the domestic companies serve specific markets.

Projects:

This segment includes projects and investment holdings which in some cases are still in their start-up phases, generating low revenues for the time being. The segment currently includes T-Online Travel, t-info and Auto.T-Online.

	T-Online International AG		Subsidiaries and associated companies		Projects		Reconciliation		T-Online Group	
thousands of €	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
External revenues	1,405,777	1,031,649	141,305	101,030	36,802	7,203	0	0	1,583,884	1,139,882
Revenues between segments	2,580	2,218	1,512	800	4,350	0	(8,442)	(3,018)	0	0
Total revenues	**1,408,357**	**1,033,867**	**142,817**	**101,830**	**41,152**	**7,203**	**(8,442)**	**(3,018)**	**1,583,884**	**1,139,882**
EBITDA	201,947	(28,774)	(86,515)	(139,581)	(13,084)	(20,493)	1,191	(489)	103,539	(189,337)
Depreciation and amortization	64,748	38,324	13,446	10,837	7,603	847	348,717	364,482	434,514	414,526
Net result from associated companies	0	0	0	0	0	0	(263,256)	(380,710)	(263,256)	(380,710)
Net interest income	125,856	164,177	1,709	(2,765)	1,960	2,303	(1,227)	(294)	128,298	163,421
Income/(loss) after taxes	229,336	105,850	(99,651)	(154,289)	(18,773)	(19,036)	(576,306)	(736,638)	(465,394)	(804,113)
Segment assets	7,535,115	7,206,423	98,999	92,155	79,573	90,380	(1,983,297)	(1,297,948)	5,730,390	6,109,010
Segment debts	266,343	189,714	80,047	261,046	23,993	21,925	(39,931)	(183,648)	330,452	289,037
Real capital expenditure	54,320	42,654	12,211	11,457	432	904	0	0	66,963	55,015

Earnings before interest, taxes, depreciation and amortization (EBITDA) are derived from the results from ordinary business activities as follows:

	2002 thousands of €	2001 thousands of €
Results from ordinary business activities	(467,633)	(821,152)
Goodwill amortization	348,717	364,482
Other depreciation and amortization	85,797	50,044
Net result from associated companies	263,256	380,710
Net interest income	(128,298)	(163,421)
Depreciation and write-downs of financial assets	1,700	0
EBITDA	**103,539**	**(189,337)**

Reconciliation to U.S. GAAP.

In line with the requirements of the Neuer Markt Rules and Regulations, T-Online has also reconciled its annual financial statements and consolidated financial statements as prepared in compliance with German commercial law to U.S. generally accepted accounting principles (GAAP). In addition to the adjustments in the consolidated balance sheet and statement of income already made to reflect U.S. GAAP, further adjustments are made in the reconciliation to deal with those cases in which U.S. GAAP disclosures are not permissible under German accounting rules (also referred to for simplicity as "German GAAP").

(32) Significant differences between German statutory accounting rules ("German GAAP") and U.S. GAAP.

(a) Intangible assets.

T-Online originally acquired from Deutsche Telekom the customer base and T-Online know-how at its then current fair value of EUR 122,710 thousand in accordance with German commercial law. According to U.S. GAAP these asset transfers would have taken place at their carrying amount of zero on the balance sheet of Deutsche Telekom AG. T-Online carried these intangible assets at a book value of EUR 14,456 thousand as of December 31, 2002 (prior year end: EUR 29,920 thousand).

(b) Capitalization of software costs.

In U.S. GAAP, Statement of Position (SOP) 98-1 (Accounting for the Costs of Computer Software Developed or Obtained for Internal Use) came into operation in the 1999 financial year. In contrast to German GAAP, SOP 98-1 requires certain internal and external expenses incurred during the development of software for internal use to be capitalized and amortized over its anticipated useful life.

(c) Group companies.

Ya.com.

Under contracts concluded on September 1/3, 2000, T-Online reached agreement with Jazztel, Jazztel Spain, Jiffers and additional shareholders of YACOM INTERNET FACTORY S.A. ("Ya.com") to acquire 100 percent of the stock of that company, 79.8 percent being paid for by non-cash contributions to Ya.com shareholders and the remaining 20.2 percent by payments to Jazztel and Jazztel Spain. In connection with the acquisition, T-Online raised its capital stock by issuing 15.3 million new shares which were transferred to the trustee for the stock swap, Dresdner Bank AG, Frankfurt. 10.6 million of those shares were issued to the previous shareholders of Ya.com, and a further 505 thousand shares to Ya.com employees.

An additional 1.2 million shares were kept on deposit in anticipation of a call-and-put option granted to one of Ya.com's shareholders being exercised within the specified period. T-Online therefore took into account the fair value of the stock involved when ascertaining the acquisition cost of the Ya.com equity investment. The shareholder did exercise the option in 2001.

The remaining T-Online stock, earmarked for issuance to Ya.com employees, will be retained by the stock swap trustee until such time as certain contractual requirements have been fulfilled. Those shares to which entitlement is conditional upon the recipient remaining in the company's employment subsequent to the closing of the agreement have been recorded at their value on the date of the agreement, and are posted as deferred compensation.

Total deferred compensation in connection with this acquisition comes to EUR 46,915 thousand, EUR 15,636 thousand of which was booked as personnel costs in the 2002 financial year. The target-related share entitlements will not be valued until it can be assumed probable that the targets will be attained.

The portion of the net assets of Ya.com (following a purchase price allocation) in excess of the fair-value purchase price established has been treated as goodwill on a pro rata basis. In accordance with SFAS No. 142 (Goodwill and Other Intangible Assets), this goodwill has not been further amortized since January 1, 2002.

(d) Deferred income.

In contrast to the German accounting rules as applied in financial years 1997, 1998 and 1999 when income from one time charges to T-Online customers was recognized in full in the year we received payment, Staff Accounting Bulletin SAB 101 in U.S. GAAP requires the income to be spread over an average customer retention period empirically established by T-Online. This treatment has been applied since the 2000 financial year.

(e) Amortization of goodwill

Under the terms of SFAS 142, goodwill arising from the purchase of investment holdings in other Group companies (including any consolidation balance when stakes in associated companies are acquired) should no longer be amortized on a scheduled basis. Instead, the value of goodwill should be assessed in an annual impairment test.

The goodwill linked with fully consolidated subsidiaries as of December 31, 2002 would be valued at an amount EUR 348,717 thousand higher under U.S. GAAP than the item as it is reported under German GAAP.

(f) Minority interests.

Under U.S. GAAP, minority interests are not classified as part of the shareholders' equity in the T-Online Group, but appear as a separate item between shareholders' equity and debt.

(g) Other differences.

Other differences comprise various minor adjustments.

(h) Income taxes.

German legal requirements and U.S. GAAP differ in the following respects in their treatment of income taxes:

- Under German rules, deferred taxes are not recognized for temporary differences which are "quasi-permanent", i.e. not expected to reverse in the foreseeable future. However, U.S. GAAP requires deferred taxes to be reported for all temporary differences.
- In the reconciliation, deferred taxes have been recognized for the income tax effects of valuation differences between German and U.S. GAAP, on the basis of tax law currently in force. Deferred tax assets have also been posted for loss carryforwards.

Deferred tax assets are written down if the Board of Management considers it unlikely that they will be realized.

(i) Earnings per share.

The notes section summarizing accounting policies provides details on how earnings per share are calculated.

There are no potentially dilutive T-Online shares as defined in SFAS No. 128 (Earnings per Share). Thus there are no differences between actual and diluted earnings per share for the periods under review.

(33) Reconciliation of net income/loss as reported under German GAAP to U.S. GAAP:

	Note	**2002** **thousands of €**	2001 thousands of €
Group net loss as reported under German GAAP		**(459,334)**	**(796,847)**
Adjustments to conform with U.S. GAAP			
Intangible assets	(a)	15,464	15,465
Capitalization of software costs	(b)	(4,982)	20,284
Acquisition of Ya.com stake	(c)	(15,636)	(25,124)
Deferred income	(d)	516	516
Amortization of goodwill from fully consolidated subsidiaries	(e)	348,717	-
Amortization of goodwill from valuation of associated companies at equity	(e)	6,982	-
Other differences	(g)	(2,758)	15,714
		348,303	**26,855**
Income taxes	**(h)**		
Application of SFAS 109		(95,946)	178,364
Tax effect of U.S. GAAP adjustments		2,129	(25,657)
		(93,817)	**152,707**
Group net loss in accordance with U.S. GAAP		**(204,848)**	**(617,285)**
Earnings per share in accordance with U.S. GAAP	(i)	(0.17)	(0.50)

(34) Reconciliation of shareholders' equity as reported under German GAAP to U.S. GAAP.

	Note	Dec. 31, 2002 thousands of €	Dec. 31, 2001 thousands of €
Shareholders' equity as reported under German GAAP		**5,365,799**	**5,814,006**
Adjustments to conform with U.S. GAAP			
Intangible assets	(a)	(14,456)	(29,920)
Capitalization of software costs	(b)	19,364	24,587
Acquisition of Ya.com stake	(c)	48,922	48,922
Deferred income	(d)	(828)	(1,344)
Amortization of goodwill from fully consolidated subsidiaries	(e)	348,717	-
Amortization of goodwill from valuation of associated companies at equity	(e)	6,982	-
Minority interests	(f)	632	(3,719)
Other differences	(g)	817	17,277
		410,150	**55,803**
Income taxes	**(h)**		
Application of SFAS 109		97,091	193,037
Tax effect of U.S. GAAP adjustments		(7,392)	(9,520)
Total income taxes		**89,699**	**183,517**
Shareholders' equity in accordance with U.S. GAAP		**5,865,648**	**6,053,326**

(35) Changes in shareholders' equity according to U.S. GAAP:

	2002 thousands of €	2001 thousands of €
Shareholders' equity on January 1	**6,053,326**	**6,660,638**
Group net loss in accordance with U.S. GAAP	(204,848)	(617,285)
Capital increase	716	12,453
Acquisition of Ya.com stake	15,636	(1,956)
Adjustment for exchange-rate differences	816	(224)
Other changes in shareholders' equity	2	(300)
Shareholders' equity on December 31	**5,865,648**	**6,053,326**

(36) Additional disclosures on the financial statements, in accordance with U.S. GAAP.

(a) Deferred tax assets and liabilities arising from temporary differences are as follows:

	Dec. 31, 2002 thousands of €	Dec. 31, 2001 thousands of €
Deferred tax assets in accordance with U.S. GAAP		
Non current deferred tax assets		
Loss carryforwards	195,071	247,848
Intangible assets:		
Customer base I	5,638	11,669
Other	323	853
Deferred tax assets in accordance with U.S. GAAP	**201,032**	**260,370**
Deferred tax liabilities in accordance with U.S. GAAP		
Current deferred tax liabilities		
Accruals	-	(4,554)
Non current deferred tax liabilities		
Capitalization of software costs	(7,552)	(9,495)
Other	(5,801)	(7,993)
Deferred tax liabilities in accordance with U.S. GAAP	**(13,353)**	**(22,042)**
Valuation allowance on deferred tax assets	(97,980)	(54,811)
Net deferred tax assets in accordance with U.S. GAAP	**89,699**	**183,517**

For purposes of reporting according to U.S. GAAP, the Company's taxes applying to the 1998 and 1999 financial years have been recalculated as if it had not formed part of an integrated fiscal unit. Taxes on income were calculated on the following assumptions:

When calculating income taxes to comply with U.S. GAAP, country-specific tax rates between 20 and 39 percent were assumed. The most significant differences between German and American accounting principles apply to the revaluation of the intangible assets acquired from Deutsche Telekom AG and the inclusion of tax loss carryforwards.

(b) Other disclosures.

In June 1998, accounting standard SFAS No. 133 (Accounting for Derivative Instruments and Hedging Activities) was released, to be adopted from January 1, 2001. The standard requires derivative instruments to be carried at their fair values in financial statements unless they have been acquired for hedging purposes and deployed solely for those purposes. This means that a reporting company must provide evidence of the hedging connection. T-Online does not currently use any instruments that would require disclosure under SFAS 133, and does not therefore expect the application of the standard to have any substantial impact on the consolidated financial statements.

(c) Key relations with Group companies.

T-Online maintains close cooperation with the Deutsche Telekom Group companies, governed by numerous contractual agreements. In line with the Group's general business principles, all such business is treated as if it were being conducted with parties outside the Group, on appropriate terms reflecting market conditions.

Relations with Deutsche Telekom.

T-InterConnect agreement.

In the normal course of its operations, T-Online International AG makes considerable use of the services provided by its parent company. The T-InterConnect agreement with Deutsche Telekom AG under which these transactions are conducted covers the provision of T-Online International AG's Internet platform, its "Classic" platform, use of the Internet backbone and rental of Deutsche Telekom dial-in nodes by T-Online International AG (together forming the "OnlineConnect solution"). Deutsche Telekom's charges for these services are subject to regulation because they class as fixed-line telecommunications services. T-Online's payments to Deutsche Telekom for the partial use of the OnlineConnect platform were substantially use-related up to March 31, 2002, but switched as a result of a contractual change as of April 1, 2002 to a capacity-related charging system. The broadband input charging model similarly changed in the year under review: Up to March 31, the charging unit was usage in gigabytes and from April 1 on, it switched to a capacity measure based on peak bandwidth.

In the year under review, the total cost of services supplied under the terms of the T-InterConnect agreement was EUR 644 million (2001: EUR 577 million).

The agreement was concluded in October 1999 for an indefinite period. It can be terminated by either party on three months' written notice at the end of any year from December 31, 2003 onward.

License agreement on the use of the "T" brand.

Deutsche Telekom has granted T-Online International AG a nonexclusive license to use the "T" brand, the corporate colors, other related brands and domain names. Deutsche Telekom has authorized T-Online International AG to grant its subsidiaries sublicenses to these brands, on the condition that T-Online International AG hold at least 75.1 percent of the equity in the subsidiaries concerned, and that they declare their willingness to adhere both to the rules laid down in T-Online International AG's license agreement and to other corporate identity guidelines.

The license agreement was concluded on January 1, 2000 for an indefinite period. Deutsche Telekom is entitled to terminate if it has good cause, examples of which might include a reduction in its equity interest in T-Online International AG to less than 51 percent, the acquisition of more than 24.9 percent of T-Online International AG's equity by a competitor of Deutsche Telekom or T-Online International AG, or a breach by the latter of a key obligation under the agreement. Subsequent to December 31, 2014, Deutsche Telekom may terminate the agreement without reason on twelve months' notice. T-Online International AG's entitlement to terminate begins on December 31, 2009, also on twelve months' notice.

The terms of the license agreement were amended effective December 1, 2000. The license fee was set at 1 percent of the revenues of T-Online International AG, up to a maximum of EUR 25.6 million. The fee paid by T-Online International AG in 2002 was EUR 14 million (2001: EUR 10 million). T-Online International AG has given a contractual undertaking to spend an annual sum of at least EUR 5.1 million (net) on marketing related to the licensed brands.

Cooperation agreement on marketing and customer canvassing.

Effective January 1, 2001, T-Online International AG and Deutsche Telekom concluded an agreement on the nonexclusive marketing of the T-Online service offered by the former. "Supplementary Agreement 01" to this agreement took effect simultaneously, and Supplementary Agreements 02-07 in 2002. Deutsche Telekom undertakes to carry out, in its own name, active marketing and advertising for the "T-Online" service, associated products and T-Online International AG as the service provider and product supplier, to effectively promote its sales.

In return, T-Online International AG will pay Deutsche Telekom a commission for every new customer it has demonstrably canvassed for the T-Online service. The commission varies according to the type of rate plan or product a new customer chooses. Deutsche Telekom's key accounts marketing structure will engage the services of its own marketing associates to market T-Online also. These include both store-based retailers with their own outlets independent of Deutsche Telekom and telecommunications distributors, in both cases targeting business customers.

The agreement can be terminated on three months' notice at the end of any quarter. This provision is without prejudice to either party's right to terminate with good cause at the end of any month on one month's notice by registered letter.

During the reporting year, T-Online International AG paid a total of EUR 20 million (2001: EUR 6 million) to Deutsche Telekom to cover new customer relationships established under the terms of this agreement.

Intercompany receivables purchase agreement.

T-Online International AG entered into an intercompany receivables purchase agreement with Deutsche Telekom effective December 10, 2001. Under the terms of the agreement, T-Online International AG irrevocably sells and assigns to Deutsche Telekom all present and future receivables arising for T-Online from the use of its services or purchase of its products in the conduct of its normal business operations, together with the collateral associated with those receivables.

In the event of any receivable or item of associated collateral not being transferred to Deutsche Telekom as required by the agreement, T-Online undertakes to institute whatever measures are required as swiftly as possible and at its own expense to effect the transfer.

T-Online International AG provides the usual assurances and guarantees for transactions of this type, not only to Deutsche Telekom but also, via a true agreement in favor of a potential outside party, to the "Purchasing Company", as follows:

The work processes pertinent to the implementation of the agreement and a description of the data to be exchanged between T-Online International AG and Deutsche Telekom are specified in a schedule to the agreement. This contains details regarding T-Online International AG's supply of billing information to Deutsche Telekom, how customers are billed by Deutsche Telekom, procedures for reporting errors, Deutsche Telekom's management of payment collection and of debts outstanding, and settlement procedures for the purchase price payable to T-Online International AG.

The purchase price payable by Deutsche Telekom to T-Online International AG for the receivables transferred is based on the net cash value of the services and transactions as shown in the data T-Online International AG provides to Deutsche Telekom for billing purposes in a particular billing month, and as accepted for further processing by Deutsche Telekom. Deutsche Telekom makes a deduction of 0.5 percent from the net cash value to cover credit risk, and a further discount for the savings in billing and collection costs it has generated.

The purchase price of the receivables for a particular billing month falls due once T-Online International AG has supplied the last set of data on the services provided and transactions conducted for that month.

Deutsche Telekom pays the amount thus established immediately following receipt of the delivery note with the services/ product data, using the number of bills issued to customers in the prior month as a best estimate of the number needing to be issued in the current month. Payment is effected via internal Group accounts.

The total fee T-Online International AG paid to Deutsche Telekom AG for these administrative services came to EUR 32 million in the reporting year (2001: EUR 36 million).

Portal advertising agreement.

On its home page, T-Online International AG provides links to the home page of Deutsche Telekom. Since the start of 2000, Deutsche Telekom has paid T-Online International AG an annual fee of EUR 11.20 per unique visitor recorded at the T-Online portal by MMXI Europe in the preceding November. The portal advertising agreement has been concluded for an indefinite period. Deutsche Telekom is entitled to terminate the agreement if it has good cause, and it also has a regular right of termination from December 31, 2014 onward, on twelve months' notice.

In 2002, Deutsche Telekom paid T-Online International AG a fee of EUR 103 million (prior year: EUR 66 million) under the terms of this agreement.

E-commerce distribution agreement.

T-Online International AG and Deutsche Telekom have entered into an e-commerce distribution agreement which took effect on October 1, 2001, supplemented by a side agreement. The distribution agreement governs T-Online International AG's rights to act as an agent in establishing contractual relationships with end users for the supply of certain Deutsche Telekom products and services. These rights fundamentally apply only to marketing via the Internet; however, T-Online International AG is also permitted to approach its own regular subscribers using mail shots, e-mailings or call centers.

The agreement pledges T-Online International AG to promote Deutsche Telekom services and products as part of its Web site presentation. This may take the form of editorial pieces posted in consultation with Deutsche Telekom, or of a frame-in-frame solution in direct collaboration with Deutsche Telekom. Interested visitors to T-Online International AG's Web sites may be led to these offerings via links to URL Internet addresses defined by Deutsche Telekom. T-Online International AG will be informed of the target URLs in writing at the time the Internet advertising or promotional material is released. Any use for other purposes without Deutsche Telekom's express permission is prohibited. Deutsche Telekom must inform T-Online International AG of any changes in writing and without delay.

T-Online International AG has the right to act as an agent, via the channels specified, in establishing contractual relationships with new users for certain Deutsche Telekom services and products. The product groups covered are: T-ISDN, T-DSL, optional and specialized rate plans, Business Call 300, BusinessOnline and terminal equipment. T-Online International AG is not authorized to collect payments or to transact business on Deutsche Telekom's behalf.

T-Online International AG is obliged to provide proper information to end users, and to play an active part in customer canvassing. It should provide prospective customers with sufficiently comprehensive information to ensure smooth processing of their orders until the products or services are delivered by Deutsche Telekom.

Deutsche Telekom undertakes to provide T-Online International AG with the information it needs to pass on prospective customers to Telekom's electronic order acceptance system at the Web site www.telekom.de, including product and service descriptions, brochures and (when available) electronic media.

T-Online International AG earns a commission whenever it has led a prospective customer via its Internet offerings to Deutsche Telekom's online ordering system on the Web and that customer subsequently enters into a legally binding contract to acquire any product or service covered by the e-commerce distribution agreement. The level of that commission is determined by a side agreement.

During the reporting year, Deutsche Telekom paid T-Online International AG a total of EUR 5 million (2001: EUR 5 million) under the terms of the e-commerce distribution agreement and its side agreement on commissions.

Cash management.

As of December 31, 2002, T-Online International AG invested fixed-term deposits with Deutsche Telekom totaling EUR 3,396 million. The arrangements provide that these deposits earn a return equivalent to the best obtainable on the open market. The funds involved are reported in the financial statements prepared in accordance with German GAAP as receivables from Deutsche Telekom.

Key relations with other companies in the Deutsche Telekom Group.

Advertising space agreement with DeTeMedien GmbH.

In an advertising space agreement which expired on December 31, 2002, T-Online was provided with advertising space in the telecommunications directories marketed by DeTeMedien GmbH.

Housing of servers and network operating services.

T-Systems CSM GmbH performs services for T-Online International AG, which include providing space to house T-Online servers, data security and data storage services, supplementary services such as consultancy on data security and other issues, and technical support. Under the terms of an agreement between the companies, T-Online paid TS CSM a total of EUR 11 million in 2002 (2001: EUR 11 million).

Project agreements with T-Systems Nova GmbH ("TS Nova").

On the basis of a master agreement with Deutsche Telekom dated June 30, 1999, TS Nova provides consultancy and support services for Deutsche Telekom and its Group companies. Specific services can be commissioned by separate agreements governed by the master agreement. The specific agreements describe the particular project involved and its components. T-Online International AG is negotiating a master agreement of its own with TS Nova to cover software development services and related consultancy and support. TS Nova submits detailed offers to T-Online International AG for specific services on request, within the framework of its existing master agreement with Deutsche Telekom. The fees paid for services arranged under project agreements between T-Online International AG and TS Nova (subsidiary to the master agreement) came to some EUR 3 million in 2002 (2001: EUR 25 million).

Agreement with DeTeMedien GmbH on the provision of a link to the local telephone directories.

In 2002, T-Online established a text link on its homepage to the local telephone directories published by DeTeMedien GmbH as *DasÖrtliche*. DeTeMedien paid a total of EUR 23 million for this service in 2002 (2001: EUR 15 million).

(d) Comprehensive Income.

Comprehensive income, as defined in SFAS No. 130 (Reporting Comprehensive Income), covers certain changes to shareholders' equity not affecting net income and not related to capital paid in by, dividends distributed to or other transactions with shareholders. In T-Online's case, comprehensive income is identical to the Group net loss.

(e) Subsequent events.

No events subject to disclosure requirements occurred after the balance sheet date.

Darmstadt, February 14, 2003

T-Online International AG
Board of Management

Thomas Holtrop

Veronika Altmeyer

Rainer Beaujean

Burkhard Graßmann

Andreas Kindt

Group Auditors' Report.

We have audited the consolidated financial statements consisting of the consolidated statement of income, the consolidated balance sheet, the consolidated statement of cash flows, the consolidated statement of shareholder's equity, and the notes to the consolidated financial statements, together with the combined Management Report of T-Online International AG and the T-Online Group for the financial year from January 1 to December 31, 2002. The preparation of the consolidated financial statements and the Group Management Report in accordance with German commercial law are the responsibility of the Company's Board of Management. Our responsibility is to express an opinion, based on our audit, on the consolidated financial statements and on the Group Management Report combined with the Company Management Report.

We conducted our audit of the consolidated annual financial statements in accordance with Sec. 317 of the German Commercial Code (HGB) and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German principles of proper accounting and in the combined Management Report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group Management Report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Management, as well as evaluating the overall presentation of the consolidated financial statements and the combined Management Report. We believe that our audit provides a reasonable basis for our opinion. Our audit has not led to any reservations.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German principles of proper accounting. On the whole the combined Management Report for the Company and the Group provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Frankfurt am Main, February 14, 2003

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

(Laue)
Wirtschaftsprüfer

(ppa. Jerger)
Wirtschaftsprüferin


Enjoy it at home.



The Board of Management of T-Online International AG.

Thomas Holtrop

Chairman since January 1, 2001,
also responsible for the divisions reporting directly to the Chief Executive Officer

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:

- T-Motion plc., London, non-executive director on the Board of Directors (February 12, 2001–July 31, 2002)
- T-Online France SAS, Paris, member of the Conseil d'administration (Board of Directors) (since April 13, 2001)
- Club Internet SAS, Paris, President of the Conseil de surveillance (Supervisory Board) (since April 13, 2001)
- YACOM INTERNET FACTORY S.A.U., Madrid, Chairman of the Consejo de Administraciòn (Board of Directors) (since May 3, 2001)
- T-Online Travel AG, Darmstadt, Chairman of the Supervisory Board (since April 16, 2002)
- T-Venture Telekom Funds Beteiligungs-GmbH, member of the Investments Committee (since November 15, 2001)

Memberships of other Supervisory Boards or comparable bodies:

None

Rainer Beaujean

Responsible for Finance and Controlling since October 1, 2001

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:

- comdirect bank AG, Quickborn, member of the Supervisory Board (since October 8, 2002)
- Club Internet SAS, Paris, member of the Conseil de surveillance (Supervisory Board) (since December 29, 2000)
- Bild.T-Online.de Verwaltungs AG, Berlin, member of the Supervisory Board (since October 18, 2002)
- T-Online France SAS, Paris, member of the Conseil d'administration (Board of Directors) (December 15, 2000–December 28, 2001)
- T-Venture Telekom Funds Beteiligungs-GmbH, member of the Investments Committee (since November 15, 2001)

Memberships of other Supervisory Boards or comparable bodies:

None

Andreas Kindt

Responsible for Technology since January 1, 2002

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:

None

Memberships of other Supervisory Boards or comparable bodies:

- T-Systems Multimedia Solutions GmbH, Dresden, member of the Supervisory Board (since September 21, 2002)

Burkhard Graßmann

Responsible for Marketing and Sales since October 1, 2000

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:

- comdirect bank AG, Quickborn, member of the Supervisory Board (December 19, 2000–October 1, 2002)
- T-Online France SAS, Paris, member of the Board of Directors (December 15, 2000–April 13, 2001)
- Club Internet SAS, Paris, member of the Conseil de surveillance (Supervisory Board) (December 29, 2000–April 13, 2001)
- YACOM INTERNET FACTORY S.A.U., Madrid, member of the Consejo de Administraciòn (Board of Directors) (October 11, 2000–May 3, 2001)
- T-Online Travel AG, Darmstadt, Deputy Chairman of the Supervisory Board (since April 16, 2002)
- Star Mobility GmbH, Stuttgart (Shareholders' Committee) (since March 30, 2001)
- Bild.T-Online.de Verwaltungs AG, Berlin, Deputy Chairman of the Supervisory Board (since March 27, 2002)
- Interactive Media CCSP AG, Hamburg, Chairman of the Supervisory Board (since October 21, 2002)

Memberships of other Supervisory Boards or comparable bodies:

- Deutsche Telekom Medien GmbH, Frankfurt am Main, member of the Supervisory Board (since July 9, 2002)

Veronika Altmeyer

Responsible for Human Resources and Legal Affairs since December 1, 2000

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:

- T-Online.at Internet Service GmbH, Vienna, Chairwoman of the Advisory Board (since January 1, 2002)

Memberships of other Supervisory Boards or comparable bodies:

- Vereinigte Postversicherung VVAG, Stuttgart, member of the Supervisory Board (since July 1997)

The Supervisory Board of T-Online International AG. Shareholder representatives.

Kai-Uwe Ricke

Chairman (since September 11, 2002)
Formerly Deputy Chairman (December 5, 2001–September 10, 2002)
Formerly member of the Board of Management responsible for T-Mobile and T-Online at Deutsche Telekom AG, Bonn (until November 13, 2002)
Now Chief Executive Officer of Deutsche Telekom AG, Bonn (since November 15, 2002)

Memberships of other Supervisory Boards:

- T-Mobile Deutschland GmbH, Bonn, Chairman of the Supervisory Board (March 2000–June 2002)
- One 2 One Personnel Communications Limited, Borehamwood, UK, Board of Directors (October 1999–December 2002)
- T-Mobile UK, Borehamwood, UK (October 1999–December 2002)
- T-Motion plc., London, UK, Chairman of the Supervisory Board (March 2000–July 2002)
- T-Mobile Austria GmbH, Vienna, Austria (1998–December 2002), Chairman of the Supervisory Board (since April 2002)
- T-Mobile International AG, Bonn (since November 2002), Chairman of the Supervisory Board (since December 2002)
- T-Mobile USA, Inc., Bellevue, WA, U.S.A., Board of Directors (since May 2001)
- T-Systems International GmbH, Frankfurt am Main, Chairman of the Supervisory Board (since January 2003)

Josef Brauner

(since February 25, 2000)
Member of the Board of Management of Deutsche Telekom AG, Bonn, responsible for T-Com

Memberships of other Supervisory Boards:

- DETECON GmbH, Bonn, Chairman of the Supervisory Board (May 1999–May 2002)
- DETECON Consulting GmbH, Bonn, Chairman of the Supervisory Board (August 2001–May 2002)
- T-Mobile Deutschland GmbH, Bonn (March 2000–June 2002)
- TEGARON Telematics GmbH, Bonn, Advisory Board (September 2001–July 2002)
- T-Systems International GmbH, Frankfurt am Main, Chairman of the Supervisory Board (March 2001–December 2002)
- T-Systems International GmbH, Frankfurt am Main (known as T-Systems ITS GmbH, Stuttgart until December 2002) (since December 2000)
- T-Mobile International GmbH, Bonn (since January 2003)

Dr. Karl-Gerhard Eick

(since February 25, 2000)
Member of the Board of Management of Deutsche Telekom AG, Bonn, responsible for Finance and Controlling

Memberships of other Supervisory Boards:

- GMG Generalmietgesellschaft mbH, Münster, Chairman of the Supervisory Board (since January 2000)
- Sireo Real Estate Asset Management GmbH, Frankfurt am Main, Chairman of the Supervisory Board (since May 2001)
- DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, Münster (since February 2002)
- DFMG, Deutsche Funkturm GmbH, Münster (since January 2002)
- T-Mobile International AG, Bonn (since March 2000)
- T-Mobile USA, Inc., Bellevue, WA, U.S.A., Board of Directors (since May 2001)

- T-Systems International GmbH, Frankfurt am Main (January 2001–December 2002)
- T-Systems International GmbH, Frankfurt am Main (known as T-Systems ITS GmbH, Stuttgart until December 2002) (since June 2002)
- T-Venture Holding GmbH, Bonn, Deputy Chairman of the Supervisory Board (January 2000–December 2002)
- 1. T-Telematik Venture Beteiligungsgesellschaft mbH (1. T-TVB), Bonn, Deputy Chairman of the Supervisory Board (January 2000–December 2002)
- 2. T-Telematik Venture Beteiligungsgesellschaft mbH (2. T-TVB), Bonn, Deputy Chairman of the Supervisory Board (January 2000–December 2002)
- Dresdner Bank Luxembourg S.A., Administrative Board (since January 2001)

Martin Blessing

(since May 29, 2002)
Member of the Board of Management of Commerzbank AG, Frankfurt

Memberships of other Supervisory Boards:

- AMB Generali Holding AG, Aachen
- Euro Kartensysteme EUROCARD und eurocheque GmbH, Frankfurt am Main
- EUROHYPO AG, Frankfurt am Main
- comdirect bank AG, Quickborn, Chairman of the Supervisory Board
- CFM Commerz Finanz Management GmbH, Frankfurt am Main, Chairman of the Supervisory Board
- Commerz Partner Beratungsgesellschaft für Vorsorge- und Finanzprodukte GmbH, Frankfurt am Main, Chairman of the Supervisory Board
- Commerzbank Inlandsbanken Holding AG, Frankfurt am Main, Chairman of the Supervisory Board

Arnaud Lagardère

(since June 13, 2000)
Co-Chief Executive Officer of Lagardère

Memberships of other Supervisory Boards:

- Administrateur de LAGARDÈRE (SAS), Paris
- Administrateur de HACHETTE SA, Paris
- Représentant de HACHETTE SA au conseil de gérance de SEDI TV-TEVA, Neuilly sur Seine
- Administrateur de HACHETTE FILIPACCHI MEDIAS, Levallois-Perret
- Administrateur de HACHETTE LIVRE, Paris
- Administrateur de HACHETTE DISTRIBUTION SERVICES, Paris
- Membre du conseil de surveillance de VIRGIN STORES SA, Clichy
- Représentant permanent de LAGARDÈRE ACTIVE PUBLICITE au Conseil d'Administration de LAGARDÈRE ACTIVE RADIO INTERNATIONAL, Paris
- Administrateur de CANALSATELLITE, Paris
- Administrateur de la Société d'Agences et de Diffusion, Paris
- Administrateur de MATRA HACHETTE General (SAS), Paris
- Administrateur de LAGARDÈRE SOCIETES (SAS), Paris
- Administrateur de la FONDATION HACHETTE, Paris

Dr. Eberhardt Rolle

(since June 13, 2000)
Ministerial Director, German Federal Ministry of Finance, Berlin

Memberships of other Supervisory Boards:

- T-Mobile International AG, Bonn (since March 2000)
- TLG Treuhand Liegenschaftsgesellschaft mbH (TLG), Berlin, Deputy Chairman of the Supervisory Board
- Bundesanstalt für vereinigungsbedingte Sonderaufgaben (BvS), Berlin, Administrative Board
- Museum Foundation for Post and Telecommunications (MusStift), deputy member of the Board of Patrons (since February 1, 2000)

Dr. Ron Sommer

Chairman (February 25, 2000–September 3, 2002)
Former Chairman of the Board of Management, Deutsche Telekom AG, also responsible for the divisions reporting directly to the Chief Executive Officer (until July 16, 2002)

Memberships of other Supervisory Boards:

- T-Mobile International AG, Bonn, Chairman of the Supervisory Board (March 2000–August 2002)
- Münchener Rückversicherungs-Gesellschaft AG, Munich (since 1998)

Dr. Max Hirschberger

(September 6, 2002–November 30, 2002)
Former member of the Board of Management of Deutsche Telekom AG, Bonn, responsible for Corporate Affairs (May 1, 2001–November 30, 2002)

Memberships of other Supervisory Boards:

- T-Mobile Deutschland GmbH, Bonn (September 2001–December 2002)
- T-Mobile International AG, Bonn (March 2000–December 2002)
- T-Motion plc., London, UK (May 2000–July 2002)
- T-Venture Holding GmbH, Bonn (March 2002–December 2002)
- 1. T-Telematik Venture Beteiligungsgesellschaft mbH (1. T-TVB), Bonn (March 2002–December 2002)
- 2. T-Telematik Venture Beteiligungsgesellschaft mbH (2. T-TVB), Bonn (March 2002–December 2002)
- T-Systems International GmbH, Frankfurt am Main (September 2001–December 2002)
- T-Systems International GmbH, Frankfurt am Main (known as T-Systems ITS GmbH, Stuttgart until December 2002) (June 2002–December 2002)
- T-Mobile USA, Bellevue, WA, U.S.A., Board of Directors (May 2001–December 2002)

Jeffrey A. Hedberg

(February 25, 2000–December 31, 2002)
Former member of the Board of Management of Deutsche Telekom AG, Bonn, responsible for the International division (until December 31, 2002)

Memberships of other Supervisory Boards:

- Deutsche Telekom Asia Pte. Ltd., Singapore (since January 2000)
- Deutsche Telekom Inc., New York, NY, U.S.A., Chairman of the Supervisory Board (since November 2001)
- One 2 One Personnel Communications Ltd., Borehamwood, UK, Board of Directors (October 1999–June 2002)
- T-Mobile UK, Borehamwood, UK (October 1999–June 2002)
- T-Mobile International AG, Bonn (March 2000–December 2002)
- T-Systems Inc., Delaware, U.S.A. (since September 2002)
- T-Systems International GmbH, Frankfurt am Main (June 2002–December 2002)
- T-Systems International GmbH, Frankfurt am Main (known as T-Systems ITS GmbH, Stuttgart until December 2002) (January 2001–December 2002)
- T-Systems USA, Inc., New York, NY, U.S.A., Chairman of the Supervisory Board (February 2000)
- T-Venture Holding GmbH, Bonn (September 2001–December 2002)
- 1. T-Telematik Venture Beteiligungsgesellschaft mbH (1. T-TVB), Bonn (October 2001–December 2002)
- 2. T-Telematik Venture Beteiligungsgesellschaft mbH (2. T-TVB), Bonn (October 2001–December 2002)
- T-Mobile USA, Bellevue, WA, U.S.A. (since May 2001)

Dr. Norbert Käsbeck

(August 1, 2000–May 29, 2002)
Former member of the Board of Management of Commerzbank AG, Frankfurt

Memberships of other Supervisory Boards:

- Hugo Boss AG, Metzingen (until May 2002)
- Friatec AG, Mannheim, Deputy Chairman of the Supervisory Board (until June 2002)
- HAWESKO Holding AG, Hamburg (until June 2002)
- MAN AG, Munich (until May 2002)
- Salamander AG, Kornwestheim (until April 2002)
- SÜBA Bau AG, Mannheim (until June 2002)

Employee representatives.

Viola Jackson
(since September 13, 2000)
Chairwoman of the Staff Council, T-Online International AG, Darmstadt

Memberships of other Supervisory Boards:
None

Reinhard Hoch
(since March 20, 2000)
Mid-Franconia district of the united services sector trade union "ver.di"

Memberships of other Supervisory Boards:
None

Karl-Heinz Häuser
(since March 20, 2000; Deputy Chairman of the Supervisory Board since September 11, 2002)
Director of the Hesse state section of the united services sector trade union "ver.di"

Memberships of other Supervisory Boards:
PSD Bank, Frankfurt am Main

Monika Kusz
(since March 8, 2002)
Chairwoman of the Staff Council of the Oldenburg Service and Technical Center, T-Online International AG, Darmstadt

Memberships of other Supervisory Boards:
None

Dieter Gallus
(November 16, 1998–January 31, 2002)
Former member of the Staff Council of T-Online International AG, Darmstadt

Memberships of other Supervisory Boards:
None

List of investment holdings, pursuant to Sec. 313 (2) of the German Commercial Code, appended to the consolidated financial statements at December 31, 2002.

Name and registered location of company	by	T-Online stake held indirectly %	T-Online stake held directly %	Group stake %	Nominal capital stock	
A. Subsidiaries consolidated alongside the parent company (T-Online)						
1. daybyday media GmbH, Hamburg			100.00	100.00	39,250	€
2. T-ONLINE FRANCE SAS, Paris			99.90	99.90	3,571,744	€
3. CLUB INTERNET SAS, Paris	A.2	99.90		99.80	220,400	€
4. ATRADA TRADING NETWORK FRANCE SARL, Saint Germain en Laye	A.2	100.00		100.00	8,000	€
5. Atrada Trading Network AG, Nuremberg			100.00	100.00	146,302	€
6. Compendo GmbH, Nuremberg	A.5	100.00		100.00	25,000	€
7. „T-Online.at" Internet Service GmbH, Vienna			100.00	100.00	100,000	€
8. T-Online.ch AG, Zurich			100.00	100.00	18,600,000	SFr
9. YACOM INTERNET FACTORY S.A.U., Madrid			100.00	100.00	12,400,000	€
10. Yacom Travel S.L., Madrid	A.9	100.00		100.00	210,161	€
11. Yacom Travel Markets S.L., Madrid	A.9	100.00		100.00	323,100	€
12. Terravista.pt Servicios Multimedia S.A., Lisbon	A.9	100.00		100.00	4,262,000	€
13. t-info GmbH, Munich			100.00	100.00	70,000,000	€
14. T-Online Travel AG, Darmstadt			75.10	75.10	4,000,000	€
15. Auto.T-Online GmbH & Co. KG, Stuttgart			51.00	51.00	1,000,000	€
B. Nonconsolidated subsidiaries, pursuant to German Commercial Code, Sec. 296 (2)						
1. T-Online Portal-GmbH, Darmstadt			100.00	100.00	30,000	€
2. T-Online Holding-GmbH, Darmstadt			100.00	100.00	30,000	€
3. Yaonline Proveedor de Servicios de Internet S.L., Madrid	A.9	100.00		100.00	3,100	€
4. T-Online Venture Fund GmbH & Co. KG, Bonn			99.00	99.00	100,000	€
5. Auto.T-Online Verwaltungsgesellschaft mbH, Stuttgart			51.00	51.00	25,000	€
6. Atrada Trading Network Limited, London	A.5	100.00		100.00	1	£
7. Atrada Trading Network GmbH, Vienna	A.5	100.00		100.00	35,000	€
C. Associated companies included in the consolidated financial statements						
1. comdirect bank Aktiengesellschaft, Quickborn			21.35	21.35	140,500,000	€
2. Booxtra Verwaltungs GmbH, Augsburg			25.00	25.00	25,000	€
3. Booxtra GmbH & Co. KG, Augsburg			25.00	25.00	500,000	€
4. StarMobility GmbH, Leinfelden			49.00	49.00	25,000	€
5. Bild.T-Online.de AG & Co. KG, Berlin			37.00	37.00	1,000,000	€
6. Sylt Vierundvierzigste Vermögensverwaltungs AG, Berlin			37.00	37.00	50,000	€
7. Absline Multimedia S.L., Madrid	A.9	47.50		47.50	2,105,260	€
8. Tienda PC Online IT Store S.L., Madrid	A.9	50.00		50.00	4 ,920	€
9. Fomento Musical S.L., Barcelona	A.9	50.00		50.00	197,040	€
10. Interactive Media CCSP AG, Hamburg		50.00		50.00	901,000	€

Glossary.

The following explanatory notes are not intended as technical definitions but are meant to assist the reader in general in comprehending some of the terms used in this Report.

Access
Access refers to access to the Internet.

ADSL—Asymmetrical Digital Subscriber Line
Technology for high-speed transmission—at 16 kbit/s to 640 kbit/s (upstream) and up to 8 Mbit/s (downstream)—via a standard copper twin wire, in the local loop and over a distance of approximately three kilometers.

ATM—Asynchronous Transfer Mode
Internationally standardized technology for broadband data transmission that provides flexible transmission rates of up to 622 Mbit/s. Deutsche Telekom's ATM services are offered under the brand name "T-ATM".

ATM Broadcast Services
Deutsche Telekom's ATM services—designed specially for the radio broadcasting industry. The focus is on broadband ATM switched virtual connections with broadcasting-specific interfaces for audio and video transmission.

B2B
Business-to-business: Internet processes that allow companies to transact online with their business associates, be they business customers, suppliers or cooperation partners.

B2C
Business-to-consumer: Internet processes that include e-commerce and online shopping geared to private consumers (as opposed to B2B).

Backbone
The main section, within a supra-regional or global network architecture that connects local sub-networks; backbones are normally very high-speed links (in the Mbit/s and Gbit/s range).

Banner
Ad sections on a Web site.

Broadband services
Service which offers users swift digital transmission rates (in the Mbit/s scale) and/or broadband analog transmission (MHz).

Browser
Computer program for viewing a Web site. The browser enables the user to navigate in the Internet.

Button
Interactive field on a Web site.

Call-by-call selection
Dialing procedure that enables a telephone customer to use the carrier (the long-distance operator) of his or her choice for long-distance and international calls (i.e., the customer can change carriers for each call).

Call center
A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline, with outbound calls being part of direct marketing efforts.

Chat
Online conversations with other members in real-time via the Internet. The participants read each other's comments on-screen and can input their own contributions via the keyboard.

Community
This term describes a group of Internet users who are all interested in the same themes.

Computer virus
Program which can enter computer networks in various ways unnoticed by users, and can cause damage to a large number of computers. Worms, Trojan horses, and the like are all types of virus.

Content
The contents of a Web site, for example text, graphics, or multimedia items.

Cookie
A small file which various Internet servers save to the user's PC and which contains data on software settings and the range of users. They can forward this information to a specific office via the Internet.

CPM
Short for "cost per mille." An advertising term for the price of an online item such as advertising space measured per thousand page impressions.

Dial-up port
Technical device at the network provider's end to dial into the Internet.

Domain
A specific area in the hierarchical structure of names allocated in the Internet and managed by a domain name server. A distinction is made between thematic domains (e.g., ".gov" for government) and country domains (such as ".de" for Germany). Moreover, a difference is made between various different levels (T-Online.de, with ".de" designating the top-level domain and T-Online the second-level domain).

Download
A "download" is a set of files or programs procured through the Internet or another computer network, whereby the data from another computer is copied onto the computer receiving.

DSL
Digital Subscriber Line, a sophisticated technology for high-speed data transmission via copper wires. Also known as "technology for the last mile", since it can be used to transport data from existing networks to the subscriber's premises.

EBITDA
Earnings before interest, taxes, depreciation and amortization.

E-commerce
Electronic commerce

E-mail
Swift and low-cost sending and receipt of electronic post between computer users via mailboxes and data networks. In order to process the e-mails, an e-mail program is necessary that interacts with the respective server.

E-mail account
To use e-mail, an e-mail account has to be opened with a server operated by the Internet Service Provider.

Fiber-optic network
Data transmission medium made of high-grade pure quartz glass. Fiber-optic cables possess a higher transmission capacity (at the Gbit/s level) and less signal distortion than copper wire.

GPRS—General Packet Radio Service
A technology allowing higher data transmission rates in GSM networks.

Greenshoe
Reserve for over-subscription to the shares of a joint stock corporation when it goes public. Moreover, in the case of a new issue, the greenshoe involves an additional contingent of shares which amount to a specific percentage of the issue and are available in the event of the issue being over-subscribed.

GSM—Global System for Mobile Communications
A pan-European mobile communications standard for the 900-MHz frequency range.

Home page
The document which appears when you click a specific Internet address.

Hosting
The term applies to an ISP which offers its clients memory space on its servers.

Hyperlink
Link to a home page.

Interconnection
Term used for linking networks of different providers, as regulated by the Telecommunications Act.

Internet/intranet
The Internet is a worldwide IP-based computer network that has no central network management. Intranets, on the other hand, are managed IP networks that can be accessed only by specific user groups.

Internet-by-Call—Case-by-case selection of the Internet Service Provider
Internet access without being a subscriber to a specific access provider. The user dials into the Internet through a specific phone number and pays no monthly fees but only for the time used on the line. In many cases use of an Internet-by-Call service does not involve registration.

Internet Service Provider
Service provider offering third parties Internet access.

Instant messaging
An Internet service that automatically lets users know if acquaintances are online simultaneously, and allows them to chat.

Internet roaming
Feature of an Internet Service Providers which enables the client to access the Internet even when outside his/her own network by guest use of the infrastructure of another ISP. Such roaming services enable ISPs active only nationally to grant their clients Internet access when abroad, too.

IP—Internet protocol
Nonproprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

ISDN—Integrated Services Digital Network
Integrates telecommmunications services such as telephony, fax or data communications within one network. Digitization improves transmission quality and increases the transmission rate compared to traditional, analog transmission systems. Furthermore, ISDN provides packet-switched data transmission.

LAN—Local Area Network
Local network that covers a short-distance region; LANs usually have decentralized network management.

Link
A pointer to another Web site in the form of a text or graphic. When the hyperlink is double-clicked, the corresponding Web site is automatically loaded. Links enable ongoing navigation within the Internet without a new Internet address having to be inputted each time.

Log-in
Procedure for registering with a computer in the system which sometimes requires a user-ID and password.

Mailbox
A mailbox is an electronic mail box or pigeon hole where incoming e-mails are kept for collection by the owner of the box.

Modem
Hardware which enables the transmission of data from one computer to another via an analog data transmission line, usually the phone line.

Multimedia
Term used for real-time integration of text with still images and graphics, video and sound.

Nielsen Media Research
Is the world's leading media research company. Its employees in 35 countries advise and support customers with services such as TV and radio audience research, research into advertising and its impact, readership profiles and special-purpose analyses.

Online service
An Internet system which offers access to databases, file archives, conferences, chat groups and other information forms, as well as e-commerce.

Page impressions
In Germany the unit of measurement for viewing hits by random users on a Web site which may be carrying ads. It provides the yardstick for use of an individual Web site. There is currently no international standardized, exact definition for this; PageView data on international Web sites are therefore not necessarily equivalent to the page impression figures for German Web sites.

Peering
Data exchange between individual sub-networks in the Internet.

Portal site
Central point of entry to the Internet with an intelligent and personalized user interface that helps online customers navigate the content offered.

Put option
An option granting its holder the right to sell securities or other tradable items within a defined period or on a defined date at a preagreed price.

Search engine
Automatic programs which cover Internet contents and offer them to the user in the form of a database.

Server
Computer which other computers access to download data.

Shop/Shopping
Web site where the user can conclude purchasing transactions through e-commerce.

Streaming video
A banner which presents animations or videos as a datastream and thus almost in real-time.

T-D1
Deutsche Telekom's GSM standard mobile communications service.

T-DSL
Deutsche Telekom's ADSL service.

Telematics
Technology integrating telecommunications and information technology.

T-InterConnect
High-performance network platform (155Mbit/s) for Deutsche Telekom's Internet communication applications.

T-ISDN
Deutsche Telekom's ISDN network.

T-ISDN dsl
Service combining Deutsche Telekom's T-ISDN line and T-DSL line.

T-Mart
A range of services for multimedia applications, including service support, offered by Deutsche Telekom to business customers.

TOM T-Online Messenger
T-Online's instant messaging tool, which allows users to see who is currently online out of a list of friends, or which other Messenger users are currently surfing the same Web site, and to chat with any of these.

UMTS—Universal Mobile Telecommunications System
International mobile communications standard of the third generation that is to integrate mobile multimedia and telematics services in the 2-GHz range from 2003.

Unified messaging
Combination of the fixed network box, the mobile telephony box and the e-mail box to form a joint TelekomBox. The customer may retrieve and process all messages sent to any mailbox (voice, fax and e-mail) from any access (fixed network, mobile telephony or online).

Unique visitor
Unique visitors are individual Internet users who visit a Web site.

URL—Uniform Resource Locator
Standardized Internet address of an Internet site.

Visit
In the Internet context defines the technically successful accessing of a homepage by a user's Internet browser from the current range of offerings on the site when effected from outside the site.

Voice Over Internet Protocol
Technology for establishing telephone calls via the Internet. There are three methods: PC to PC, PC to Phone, Phone to Phone.

WAP—Wireless Application Protocol
"WAP" is a transmission standard enabling interaction with external services and applications via wireless terminals.

Web site
Internet page or pages presenting the contents of the person whose home page it is. The site is addressed in the Internet by means of a clear URL.

Publication details.

T-Online International AG
P.O. Box 101152
D-64211 Darmstadt

Corporate Communications:
Phone +49 (0)61 51 680-22 10
Fax +49 (0)61 51 680-22 19
Internet: www.t-online.de

Investor Relations:
Phone +49 (0)61 51 680-29 29
Fax +49 (0)61 51 680-2 99
E-Mail: ir@t-online.net

Production:
Citigate SEA GmbH & Co. KG, Düsseldorf

Reproduction:
Vignold Ratingen GmbH

Printing:
Broermann Offset-Druck GmbH, Troisdorf-Spich
Printed with pretroleum-free ink on chlorine-free paper.

Photographs:
Grundflum
Portrait of Mr. Ricke: Thomas Ollendorf

Concept and Design:
Interbrand Zintzmeyer & Lux AG, Zurich

English version:
Burton, Münch & Partner, Düsseldorf

The German version of this Annual Report is legally binding.

K-Nr.: 641 260 313

Our investment holdings in 2002.

Fully consolidated subsidiaries.

T-Online International AG

Domestic operations of T-Online International AG

Domiciled in Germany

T-Online International AG (parent company)	100.0 %

Subsidiaries

All Group companies first consolidated before June 30, 2001

Domiciled in Germany	
Atrada Trading Network AG (Group)	100.0 %
daybyday media GmbH	100.0 %
Domiciled in other countries	
YACOM INTERNET FACTORY S.A.U. (Group)	100.0 %
T-Online.at Internet Service GmbH	100.0 %
T-Online.ch AG	100.0 %
T-Online France SAS (Group)	99.9 %

Projects

All subsidiaries and associated companies first consolidated after June 30, 2001

Domiciled in Germany	
t-info GmbH	100.0 %
T-Online Travel AG	75.1 %
Auto.T-Online GmbH & Co. KG	51.0 %

Holdings not fully consolidated.

T-Online International AG

Domestic operations of T-Online International AG

Domiciled in Germany	
T-Online Portal GmbH	100.0 %
T-Online Holding GmbH	100.0 %
T-Venture Fund GmbH & Co. KG	99.0 %

Subsidiaries

All Group companies first consolidated before June 30, 2001

Domiciled in Germany	
Booxtra Verwaltungs GmbH	25.0 %
Booxtra GmbH & Co. KG	25.0 %
comdirect bank AG	21.4 %

Projects

All subsidiaries and associated companies first consolidated after June 30, 2001

Domiciled in Germany	
Star Mobility GmbH	49.0 %
Interactive Media CCSP AG	50.0 %
BILD.T-Online.de AG & Co. KG	37.0 %
BILD.T-Online.de Verwaltungs AG	37.0 %

Index.

T-Online.* Group structure.

Chairman of the Board of Management **Thomas Holtrop**	Board member responsible for Finance and Controlling **Rainer Beaujean**	Board member responsible for Technology **Andreas Kindt**	Board member responsible for Marketing and Sales **Burkhard Graßmann**		Board member responsible for Human Resources and Legal Affairs **Veronika Altmeyer**
CC&S Corporate Coordination & Steering	PRM Procurement and Resource Management	PRD Product Development	C&S CMO-Coordination & Steering	PMP Product Marketing Portal	RPM Recruiting/Personnel Management
CD Corporate Development	FA Financial Accounting	PRI Product Infrastructure	PD Program Directorate	PMC Product Marketing Service B2C	CB Compensation, Benefits, Labour Law
IB International Business	CP Controlling & Planning	BOT Back Office Technology	PME Product Marketing E-Commerce	AES Ad-/E-Commerce Sales	PED Processes & Employee Development
CC Corporate Communications	IR Investor Relations	ITO IT-Operations	SRS Sales (Retail Services)	MACO Marketing Communications	LA Legal Affairs
		CCM Customer Care Management	MI Mobile Internet	PMTV Product Marketing T-Online Vision	
		CCL Customer Care Line Kiel	PDTV Content & Production T-Online Vision	PMB Product Marketing B2B	
		CTL Customer Tel Line Oldenburg	CSC Content Sourcing & Coordination	PMA Product Marketing Access	

